Exhibit 99.1

Management Information Circular

2023 Notice of Annual Meeting

FORTIS INC.

Quick Facts. TSX/NYSE: FTS -7% EPS year-over-year growth $4.0 billion capital expenditures 49 consecutive years dividend increases $64 billion total assets 9,200 dedicated employees 3.4 million electricity and gas customers 73% Fortis utilities have female CEO or Board Chair ~$10 million community investment 28% since 2019 GHG emissions reductions 10 regulated utilities in Canada, the U.S. and Caribbean

What’s inside 2 Message to shareholders 5 Our purpose and values 6 Notice of our 2023 annual meeting 7 2023 management information circular 9 About the shareholder meeting 10 Voting 14 What the meeting will cover 16 About the nominated directors 29 Additional information about the directors 34 Governance 35 Our governance policies and practices 36 About the Fortis board 58 Executive compensation 59 Message from the chair of the human resources committee 63 Compensation discussion and analysis 63 Compensation strategy 63 Compensation governance 70 Compensation design and decision-making 74 2022 Executive compensation 95 Share performance and cost of management 99 Compensation details 110 Other information 113 Appendices 113 Statement of corporate governance practices 120 Board of directors mandate

WHAT’S INSIDE	1

Message from the Chair of the Board and the President and Chief Executive Officer

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

Dear fellow shareholders,

On behalf of the board of directors and management of Fortis Inc., it is our pleasure to invite you to our 2023 annual meeting of shareholders on Thursday, May 4, 2023 beginning at 10:30 a.m. (Newfoundland Daylight Time). As this will be a hybrid meeting, you have the choice to attend the meeting virtually or in person.

During the meeting, shareholders will receive the presentation on our financial results for 2022, vote on specific items of business and ask questions. The enclosed management information circular contains important information about the meeting and how to vote your shares, either in advance or during the meeting. Voting information begins on page 10.

Living our purpose and values

In 2022 Fortis utilities delivered electricity and gas service to 3.4 million customers while outperforming industry averages in Canada and the U.S. for reliability and safety. At the same time, Fortis significantly reduced its Scope 1 greenhouse gas (GHG) emissions and is on track to transition to a cleaner energy future for the benefit of all our stakeholders, including our customers, shareholders and employees.

Strong fiscal performance

Over the past 20-year period, Fortis has yielded a total annualized shareholder return of 11.3% and in 2022 Fortis continued to deliver strong fiscal results through the execution of its organic growth strategy.

In 2022 Fortis invested over $4 billion in capital1 with over $600 million focused on delivering cleaner energy to customers. We delivered earnings per share (EPS) growth of approximately 7%, announced the largest five-year capital plan in our history at $22.3 billion and approved a 5.6% increase in our quarterly dividend. This marks 49 consecutive years of annual dividend increases – one of the longest records held by a Canadian public corporation.

These strong financial results were achieved amidst challenging macroeconomic conditions that included rising inflation, global energy market disruptions and geopolitical unrest, and are a reflection of the tremendous work and leadership across the Fortis group of companies.

2022 financial highlights

Net earnings attributable to common equity shareholders in 2022 were $1.3 billion, or $2.78 per common share compared to $1.2 billion, or $2.61 per common share, for 2021. We achieved adjusted net earnings attributable to common equity shareholders1 of $1.3 billion, or $2.78 per common share in 2022, compared to $1.2 billion, or $2.59 per common share in 2021. Financial performance for the year was primarily driven by rate base growth across our utilities as well as higher electricity sales and transmission revenue in Arizona. The translation of U.S. dollar-denominated subsidiary earnings at the higher U.S.-to-Canadian dollar foreign exchange rate and lower stock-based compensation costs also contributed to results.

Leading North American utility

Fortis is a leading North American regulated gas and electric utility with six core strengths:

1.	Operational excellence
2.	Financial strength
3.	Diversified regulated portfolio
4.	Substantially autonomous business model
5.	Growth opportunities within and proximate to our service territories
6.	Strong governance

[1]	Non-US GAAP measure. For a detailed description of this and each of the other non-US GAAP measures used in this circular (adjusted net earnings attributable to common equity shareholders, adjusted EPS and adjusted EPS for annual incentive purposes) and a detailed reconciliation to the most directly comparable measures under US GAAP, please see About non-US GAAP measures starting on page 111 of this circular.

The non-US GAAP measures set out in this circular are intended to provide additional information to investors and do not have standardized meanings under US GAAP, and therefore may not be comparable to other issuers, and should not be considered in isolation as a substitute for measures prepared in accordance with US GAAP.

2	FORTIS INC.

Advances in sustainability

Fortis is committed to remaining a strong, sustainable company for the benefit of all our stakeholders. We demonstrated this commitment by amending our $1.3 billion revolving credit facility in 2022 to establish a sustainability-linked loan structure, which includes pricing adjustments connected to our achievement of carbon emissions and board diversity targets.

We continue to enhance our sustainability disclosure and align with leading reporting frameworks. Our 2022 sustainability report includes more than 35 new sustainability performance indicators and fully aligns with applicable Sustainability Accounting Standards Board (SASB) standards. We also released our first TCFD and climate assessment report in 2022. Both documents are available on our website (www.fortisinc.com).

In 2022 we delivered strong performance on environmental, social and governance (ESG) matters:

Environmental

Our assets consist primarily of those needed to deliver electricity and natural gas to our customers which limits our carbon footprint and impact on the environment. For the small portion of our business consisting of generation, we have a detailed plan to significantly reduce our carbon footprint.

We have a goal to achieve net-zero Scope 1 GHG emissions by 2050, including our corporate-wide interim targets to reduce our GHG emissions 50% by 2030 and 75% by 2035, compared to 2019 levels. We have made solid progress, reducing Scope 1 emissions by 28% compared to 2019 levels, which is the equivalent of taking approximately 760,000 vehicles off the road. The closure of UNS Energy Corporation’s 170 MW coal-fired San Juan Generating Facility in mid-2022 contributed to the reduction. With this progress, we are on track to achieve our targets while remaining committed to preserving customer reliability and affordability (see page 42).

Social

Fortis values its 9,200 employees and recognizes that success is dependent on a workforce which is safe, supported and engaged. In 2022 we achieved our collective lowest recordable injury rate in history. In early 2022, however, an accident resulted in an employee fatality at Fortis Belize – a tragic reminder of the dangers present in the work that we do and the critical importance of safety in all our operations.

We continue to advance our work on diversity, equity and inclusion (DEI), building on the framework we established in 2019. In 2022 we linked executive compensation to a corporate DEI performance measure, collected baseline representation data across all Fortis utilities, set expectations for leader education and significantly expanded our diversity disclosure (see page 38).

Governance

Fortis has for many years been recognized as a governance leader, with practices that enhance strategic planning, support effective oversight and are aligned with shareholder interests. In December 2022 the Fortis board of directors ranked first out of 226 companies in the S&P/TSX Composite Index in the annual Globe and Mail’s Board Games ranking of corporate governance practices.

Critical to good governance is a strong board composed of qualified directors with a variety of expertise, experience and diversity. Fortis is committed to maintaining a board where at least 40% of independent directors are women. Currently, 54% of the board are women. Fortis also had previously targeted to have at least two directors who identify as a visible minority or Indigenous person by 2023 and met this target in 2022 (see page 50).

In 2022 we continued to reinforce the importance of ESG in executive compensation by adding new measures focused on carbon reduction and DEI in both our annual and long-term incentive plans (see page 67).

We maintain strong board and management oversight of cybersecurity and technology including a robust enterprise-wide cybersecurity risk management program. We have not had any reportable cybersecurity breaches since we began reporting on cybersecurity in 2018.

Pay aligned with performance

The board and the human resources committee work diligently to ensure executive compensation supports the business strategy, links to performance and aligns with shareholder interests, including sustainability. The corporate performance component, which accounts for 90% of the annual incentive, was assessed at a factor of 116.9% for 2022. You can read more about the 2022 compensation decisions and changes to the compensation program in the letter from the chair of the human resources committee beginning on page 59 and in the compensation discussion and analysis beginning on page 63.

Board transition

Douglas J. Haughey will retire from the board in May at the end of our 2023 annual meeting after serving 14 years as a Fortis director, including six years as Chair of the board. In July 2022 the board announced Jo Mark Zurel would become Chair of the board effective January 1, 2023.

The board’s announcement follows the recommendation by the board chair selection committee, which was established in 2021 as an ad hoc committee of the board to assist in overseeing the process for selecting and recommending an eligible candidate to serve as Chair of the board (see page 54).

2023 MESSAGE TO SHAREHOLDERS	3

As Chair, Doug has focused on key strategic issues and brought out the best in every director. He is a gifted communicator and facilitator who leaves a legacy of excellence in board governance and a company that has successfully expanded into the United States. During Doug’s term as Chair, Fortis has pivoted to an organic growth strategy and advanced its sustainability efforts in tangible and meaningful ways. We sincerely thank Doug for his strong leadership and service.

Paul J. Bonavia is also not standing for re-election, having reached age 72 before the 2023 annual meeting and therefore reaching the maximum age set out in our term limits for directors. Paul previously served on the board of Fortis from May 2015 to February 2016 and is the former CEO and Executive Chairman of UNS Energy, which Fortis acquired in 2014. We thank Paul for his tremendous insights and contributions.

Election of directors

This year we are asking you to elect 12 directors to the Fortis board: 11 current directors and one new nominee, Donald R. Marchand. All the nominees are highly qualified, and together they bring a strong and diverse mix of skills, experience and perspectives to the board. Assuming all nominees are elected, the board will have seven (58%) female and five (42%) male directors. You can read about each nominee beginning on page 17 and the diversity of our board on page 50.

Leadership transition

In May 2022 the board announced the retirement of Nora M. Duke, Executive Vice President, Sustainability and Chief Human Resource Officer after a 36-year career at Fortis. We thank Nora for her thoughtful leadership on sustainability, diversity and inclusion and talent management and her strategic guidance throughout her longstanding career.

James R. Reid, Executive Vice President, Sustainability and Chief Legal Officer assumed oversight responsibilities for sustainability, human resources, communications and government relations, in addition to his legal and governance portfolio, effective July 1, 2022.

Gary J. Smith, formerly Executive Vice President, Eastern Canadian and Caribbean Operations, assumed the new position of Executive Vice President, Operations and Innovation effective January 1, 2022. Gary is responsible for advancing our innovation priorities and provides leadership in safety, reliability and capital investment across the entire organization. He oversees our cybersecurity and technology functions and provides oversight for our Eastern Canadian and Caribbean operations.

Engaging with stakeholders and communities

We believe in the importance of regular and effective communication with our employees, customers, shareholders and other stakeholders. In 2022 Fortis held over 125 in-person and virtual meetings with existing and potential investors. In addition, the Chair, incoming Chair and the three committee chairs hosted a hybrid meeting with some of our largest shareholders. You can read more about our board-shareholder engagement on page 57.

Across our organization, the Fortis group contributed $9.7 million over the past year to support social development, education, biodiversity, environment and safety, health and wellness, small business, arts and culture in the various communities that we serve.

Positioned for future success

Fortis’ low-risk organic growth strategy and diversified portfolio of utility businesses continue to enhance shareholder value. We will continue to invest in cleaner energy for the benefit of our stakeholders as we work to achieve our GHG reduction targets and deliver safe, reliable and cost-effective service to our customers. We remain committed to ensuring a successful and sustainable Fortis for years to come.

Your vote is important so please remember to vote your shares. We thank you for your confidence in Fortis and look forward to hosting you at our annual meeting of shareholders on May 4, 2023.

Sincerely,

Jo Mark Zurel Chair, Board of Directors	David G. Hutchens President and Chief Executive Officer

4	FORTIS INC.

British Columbia
Alberta
Newfoundland & Labrador
Prince Edward Island
Ontario
Minnesota
Michigan
New York
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Turks and Caicos Islands
Cayman Islands
Belize
Regulated Electric
Regulated Gas
FERC-Regulated Electric Transmission
Long-Term Contracted Hydro Generation
Natural Gas Storage Facility

One Strong Connection Throughout North America

PURPOSE

Delivering a cleaner energy future

VALUES

- We value our **people**
- We keep it **local**
- We never compromise on **safety**
- We act with **courage** and **integrity**
- We are **community** champions
- We aim for **excellence** every day

PURPOSE Delivering a cleaner energy future We value We keep our people it local VALUES ® @ (§) @ We never We act with Weare We aim for compromise courage and community excellence on safety integrity champions every day

OUR PURPOSE AND VALUES	5

Notice of our 2023 annual meeting

When

Thursday, May 4, 2023

10:30 a.m. (Newfoundland Daylight Time)

Where

St. John’s Convention Centre

50 New Gower Street

St. John’s, NL

Or attend virtually by live webcast

https://web.lumiagm.com/460861679

What the meeting will cover

1.	Receive the Fortis Inc. (Fortis) consolidated financial statements for the financial year ended December 31, 2022 and the auditors’ report

2.	Elect the directors

3.	Appoint the auditors and authorize the directors to set the auditors’ fees

4.	Vote, on an advisory basis, on executive pay

5.	Transact any other business that may properly come before the meeting

Your right to vote

You are entitled to receive notice of and vote at the shareholder meeting if you held Fortis common shares at the close of business on March 17, 2023. If you acquired your shares after this date, you can ask for your name to be included in the list of eligible shareholders up to 10 days before the meeting if you provide evidence of your ownership of Fortis shares.

The board of directors recommends that shareholders vote FOR all the resolutions. You can read more about these items in the attached management information circular.

The board of directors has approved the contents of this notice and authorized us to send this information to our shareholders, directors and auditors.

By order of the board of directors,

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John’s, Newfoundland and Labrador

March 17, 2023

How to vote

Online	Phone	Mail	In person

Vote your shares in advance using the proxy form or voting instruction form in your package of materials

OR

Vote in real time in person at the meeting or virtually

Please read the voting information beginning on page 10 of the management information circular.

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Management information circular

You have received this management information circular because you owned common shares of Fortis Inc. as of the close of business on March 17, 2023 (the record date) and are entitled to receive notice of and vote at our annual meeting of shareholders on Thursday, May 4, 2023 (or a reconvened meeting if the meeting is postponed or adjourned). This will be a hybrid meeting so you can attend the meeting virtually, or in person.

Management is soliciting your proxy for the meeting. Solicitation is mainly by mail, but you may also be contacted by phone, e-mail, internet or fax by a Fortis director, officer or employee or our proxy solicitation agent, Kingsdale Advisors (Kingsdale).

We pay for the costs of preparing and distributing the meeting materials, including reimbursing brokers and other entities for mailing the materials to our beneficial shareholders. We have retained Kingsdale as our proxy solicitation agent at a cost of $42,000 for their services and will reimburse them for any related expenses.

Your vote is important. Please read this circular carefully and then vote your shares. You can vote your shares in advance by proxy or in real time at the meeting, or you can appoint someone else to be your proxyholder to attend the meeting on your behalf and vote your shares. Voting information begins on page 10.

In this document:

•	we, us, our and Fortis mean Fortis Inc.
•	you, your and shareholder refer to holders of Fortis common shares
•	shares and Fortis shares mean common shares of Fortis, unless otherwise indicated
•	all dollar amounts are in Canadian dollars, unless indicated otherwise
•	information is as of March 17, 2023, unless indicated otherwise.

The board of directors of Fortis has approved the contents of this circular and authorized us to send it to all shareholders of record.

James R. Reid

Executive Vice President, Sustainability and Chief Legal Officer

St. John’s, Newfoundland and Labrador

March 17, 2023

About notice and access

Fortis is using Notice and Access rules adopted by Canadian securities regulators to reduce the volume of paper in the materials distributed for the 2023 annual meeting of shareholders. Instead of receiving this circular with the proxy form or voting information form, shareholders received a notice of the meeting with instructions for accessing the remaining materials online.

We have sent the notice of the meeting and proxy form directly to registered shareholders, and the notice of the meeting and voting instruction form directly to non-objecting beneficial owners. If you are a non-registered shareholder, and Fortis or its agent has sent the notice of meeting and voting instruction form directly to you, your name and address and information about your holdings of Fortis shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding them on your behalf. We plan to pay the cost for intermediaries to deliver the notice of meeting, voting instruction form and other materials to objecting beneficial owners.

This circular and the proxy form can be viewed online on EnVision (www.envisionreports.com/fortis2023), on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). See page 13 for details about how to receive free paper copies of the meeting materials.

2023 MANAGEMENT INFORMATION CIRCULAR	7

About forward-looking information

Fortis includes forward-looking information in this circular within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as forward-looking information). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2023 to 2027, including cleaner energy investments; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target and projected asset mix; the expectation to achieve the 2030 and 2035 GHG emissions reduction targets without the use of carbon offsets; the 2050 net-zero GHG emissions target and how that target is expected to be achieved; targeted GHG emission reductions and renewable energy projects associated with TEP’s Integrated Resource Plan; planned coal retirements and the expectation to exit coal by 2032; Maritime Electric’s 2030 GHG emissions reduction target; and the timing and projected benefits of the Wataynikaneyap Transmission Power Project.

Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable regulatory decisions by utility regulators and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the capital plan; continued technological advancement; and the board exercising its discretion to declare dividends, taking into account the business performance and financial condition of Fortis. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, refer to the continuous disclosure materials filed from time to time by Fortis with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission (SEC). All forward-looking information included in this circular is given as of the date of this circular. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Additional information

The information contained on, or accessible through, any website referenced in this circular is not incorporated by reference in this circular and is not, and should not be considered to be, a part of this circular unless it is explicitly incorporated herein.

8	FORTIS INC.

1 About the shareholder meeting This section gives important information about our 2023 annual meeting and the voting process. Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 2, 2023. Where to find it 10 Voting 14 What the meeting will cover 16 About the nominated directors 29 Additional information about the directors

1 About the shareholder meeting This section gives important information about our 2023 annual meeting and the voting process. Please remember to vote your shares by 10:30 a.m. Newfoundland Daylight Time on May 2, 2023. Where to find it 10 Voting 14 What the meeting will cover 16 About the nominated directors 29 Additional information about the directors

2023 MANAGEMENT INFORMATION CIRCULAR	9

Voting

Who can vote

You are entitled to receive notice of and vote at the meeting if you held common shares of Fortis at the close of business on the record date of March 17, 2023. As of the record date, we had 484,357,731 common shares issued and outstanding. Each share entitles the holder to one vote on each of the three voting items and any other matters that may properly come before the meeting (see page 14).

The voting process differs by type of shareholder, which are as follows:

•	registered shareholders – your shares are registered in your name

•	non-registered (beneficial) shareholders – your shares are held in the name of your nominee (usually a bank, trust company, securities dealer or other financial institution) and you are the beneficial owner of the shares.

If you acquired your Fortis shares after the record date, you can ask for your name to be included in the list of eligible shareholders up to 10 days before the meeting if you provide evidence that you own the shares. To vote your shares acquired after the record date, contact our transfer agent, Computershare Trust Company of Canada (Computershare), as soon as possible (see below).

Voting in advance

Registered shareholders

Voting by proxy. This means you have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you other than the persons named on the proxy form. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting and vote on your behalf.

Print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then complete your voting instructions, date and sign the form and return it to Computershare.

Vote by proxy

Go to www.investorvote.com. Enter the 15-digit control number printed on the proxy form and follow the instructions on screen.
Call 1.866.732.8683 (toll-free in North America) and enter the 15-digit control number printed on the proxy form. Follow the interactive voice recording instructions to submit your vote.
Enter your voting instructions on the proxy form, sign and date it, and send the completed form to Computershare Trust Company of Canada, Attention: Proxy Department,
100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1

If you do not appoint your own proxyholder, the Fortis representatives named on the proxy form will act as your proxyholder and will vote your shares according to your instructions. Your proxyholder will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

If you sign and return the form but do not give your voting instructions or specify that you want your shares withheld, the Fortis representatives will vote FOR the items of business:

•	FOR the nominated directors

•	FOR the appointment of Deloitte LLP as our auditors

•	FOR our approach to executive compensation.

Non-registered (beneficial) shareholders

By choosing to send these materials to you directly, Fortis (and not the intermediary holding the shares on your behalf) has assumed responsibility for delivering these materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the voting instruction form.

Submit your voting instructions in advance

Use one of the methods provided on your voting instruction form (phone or over the internet), or simply complete the form and mail it to the address provided on the form. Your voting instruction form provides you with the right to appoint a person or company (your proxyholder) to attend the meeting and vote your shares for you.

We may use the Broadridge QuickVote™ service to assist non-registered shareholders with voting their shares over the phone, and Kingsdale may contact non-registered shareholders to help with this service. If you have questions or need help voting, please call or email Kingsdale (see page 11).

10	FORTIS INC.

Sending in your advanced voting instructions right away

Take some time to read this circular and then vote your shares. We must receive your voting instructions by 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023 to ensure your shares are voted at the meeting.

If you are a non-registered shareholder, you will need to allow enough time for your nominee (or their representative) to receive your voting instructions and then submit them to Computershare.

If the meeting is postponed or adjourned, you must send your voting instructions at least 48 hours (not including Saturdays, Sundays and holidays) before the time the meeting is reconvened. The Chair of the meeting can waive or extend the proxy cut-off time without any advance notice.

Questions?

Call Kingsdale at:

•	1.888.518.6828 (toll-free within North America) or

•	416.867.2272 (collect call outside North America)

Or send an email to: contactus@kingsdaleadvisors.com

Voting in real time

Voting in person at the meeting

Registered shareholders – Check in with a Computershare representative when you arrive at the meeting. As you will cast your vote at the meeting, you do not need to fill out the proxy form.

Non-registered (beneficial) shareholders – Print your name in the space provided on the voting instruction form to appoint yourself as proxyholder, and follow the instructions from your nominee. Check in with a Computershare representative when you arrive at the meeting. Do not submit your vote using your voting instruction form because your vote will be taken at the meeting.

Voting virtually at the meeting

Registered shareholders

If you want to vote your shares virtually in real time, print your name in the space provided on the proxy form in your package of materials to appoint yourself as proxyholder. Then date and sign the form and return it to Computershare.

If you want to appoint someone else to attend the meeting virtually and vote your shares for you (third-party proxyholder), print the name of the person or company you are appointing in the space provided on the proxy form in your package of materials. Then date and sign the form, and submit your form to Computershare by internet, phone or mail (see page 10) by 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023.

After you submit the form to Computershare, you MUST register your third-party proxyholder with Computershare. Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023 to register your third-party proxyholder and provide the contact information required.

Computershare needs this information so it can confirm the registration and send an email notification with a control number. Your proxyholder needs the control number in order to vote your shares in real time. Your third-party proxyholder should receive the email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023.

Your proxyholder must vote your shares according to your instructions, but will have discretion to vote on amendments or variations to the business of the meeting or any other matters to be voted on at the meeting.

Non-registered (beneficial) shareholders

If you want to vote your shares virtually in real time, print your name in the space provided on your voting instruction form to instruct your nominee to appoint you as proxyholder (third-party proxyholder). Follow the instructions from your nominee for submitting the form, or use one of the methods provided on your voting instruction form (usually phone or over the internet). If you are a U.S. beneficial shareholder and you have received a legal proxy form from your nominee, you must mail your form to Computershare in Toronto (see page 10) or email it to USLegalProxy@computershare.com.

After you submit the form to your nominee, you MUST register yourself as a third-party proxyholder with Computershare. This step also applies if you are a U.S. beneficial shareholder and submitted your proxy form directly to Computershare.

Go to http://www.computershare.com/Fortis by 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023 to register yourself and provide your contact information. Computershare requires this information so it can confirm the registration and send you an email notification with a control number. You need the control number in order to vote your shares in real time.

You should receive your email notification after 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023.

2023 MANAGEMENT INFORMATION CIRCULAR	11

Appointing a proxyholder

You have the right to appoint a person or entity (your proxyholder) to attend the meeting and vote your shares for you. Your proxyholder does not need to be a shareholder, but this person or company must attend the meeting (in person or virtually) and vote on your behalf.

If you are a registered shareholder and you are appointing someone other than the Fortis representatives named in the proxy form to be your proxyholder (third-party proxyholder), or you are a non-registered (beneficial) shareholder and you are instructing your nominee to appoint you as proxyholder (third-party proxyholder), you must register them with Computershare AFTER you have submitted your proxy form to Computershare or your voting instruction form to your nominee.

If you do not register the third-party proxyholder, they will not receive a control number and they will NOT be able to participate in the meeting and vote your shares.

Participating in the meeting virtually

Use your smartphone, tablet or computer to participate in the meeting. Participating in the meeting means you can vote your shares in real time, ask questions and engage with management, members of the board and other shareholders.

Only registered shareholders and duly appointed proxyholders can vote at the meeting.

How to log in

You or your proxyholder should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/460861679 on your smartphone, tablet or computer.

Click I have a login and enter the password fortis2023.

If you are a registered shareholder and you appointed yourself as proxyholder, enter the 15-digit control number on your proxy form as your user name.

If you are a registered shareholder and you appointed someone else to be your proxyholder (third-party proxyholder), or if you are a non-registered (beneficial) shareholder and you appointed yourself as proxyholder (third-party proxyholder) or someone else as your proxyholder (also a third-party proxyholder), that person or company will receive an email notification from Computershare with a control number that will also serve as their user name (see above).

Checklist for voting virtually

You will need the following to access the meeting:

1.	The latest version of Chrome, Safari, Edge or Firefox as your internet browser

2.	Fortis meeting ID: 460-861-679

3.	Meeting password: fortis2023

4.	Your user name or control number (see below).

Stay connected after you log in

After you log in to the meeting, remember to stay connected to the internet so you can vote when the balloting begins. See the user guide at the back of the circular for details about how to follow the proceedings, vote and ask questions.

Attending the meeting as a guest

You are not allowed to vote if you attend the virtual meeting as a guest. You can only watch or listen to the meeting.

How to log in

You should log in at least 30 minutes before the start of the meeting.

Go to https://web.lumiagm.com/460861679 on your smartphone, table or computer.

Click I have a login and enter the password fortis2023.

If you are a registered shareholder, enter the 15-digit control number on your proxy form as your user name.

If you are a non-registered (beneficial) shareholder, click I am a guest and complete the online form.

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Changing your vote

If you change your mind about how you want to vote your shares, you can revoke your proxy at any time before it is acted on in one of the following ways, or by any other means permitted by law.

If you are a registered shareholder:

•	vote again on the internet or by phone before 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023

•	complete a proxy form with a later date than the form you originally submitted, and mail it as soon as possible so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023

•	send a written notice to our Executive Vice President, Sustainability and Chief Legal Officer so that it is received before 10:30 a.m. (Newfoundland Daylight Time) on May 2, 2023.

You can also attend the meeting and change your vote. Using your control number to log in to the meeting virtually means you will be revoking all previously submitted proxies and will have the opportunity to vote by online ballot on any voting items. If you do not revoke any previously submitted proxies, you will not be able to participate in the meeting.

If you are a non-registered shareholder and have submitted your voting instructions, follow the instructions provided by your nominee.

Confidentiality and voting results

Proxy votes are tabulated by our transfer agent so individual shareholder votes are kept confidential.

The voting results will be available after the meeting on our website (www.fortisinc.com), and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Receiving paper copies of the meeting materials

You can ask for free paper copies of this circular and the proxy form or voting instruction form to be sent to you by mail.

To receive paper copies before the meeting

If you want to receive copies before the meeting and voting deadline, make your request right away to allow enough time for the items to be delivered to you. You will need the control number on your proxy form or voting instruction form to make the request. Requests must be made by April 20, 2023.

If you have a 15-digit control number

•	Call 1.866.962.0498 (toll-free within North America) or +1.514.982.8716 (outside North America)

•	Enter the control number as it appears on your proxy form or voting instruction form

If you have a 16-digit control number

•	Call 1.877.907.7643 (toll-free)

•	Enter the control number as it appears on your proxy form or voting instruction form

To receive paper copies after the meeting

Requests can be made up to one year from the date the meeting materials are posted on our website (www.fortisinc.com). If you have questions about notice and access or want to order paper copies of the meeting materials after the meeting, please contact Kingsdale (see page 11) or write to our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

2023 MANAGEMENT INFORMATION CIRCULAR	13

What the meeting will cover

You will receive an update on our 2022 financial performance and vote on at least three items of business. An item is approved if a simple majority (50% plus one) of shares represented in person or by proxy at the meeting are voted FOR a resolution, except for the election of directors (see the note below about our majority voting policy for electing directors).

Except as described below, none of our officers or current directors have any material interest, direct or indirect, in any matter to be acted on at the meeting.

Quorum

We must have a quorum at the beginning of the shareholder meeting for it to proceed and to transact business. This means we must have at least two people present who together hold, or represent by proxy, at least 25% of our shares issued and outstanding as of the record date.

1. Receive the financial statements

We will present our consolidated financial statements for the year ended December 31, 2022 together with the auditors’ reports. We mailed our consolidated financial statements to beneficial shareholders who requested a copy and a notice to all registered shareholders with information about how they can access the document online. You can find a copy of the consolidated financial statements on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

2. Elect directors (see page 16)

You will vote to elect 12 directors to the board this year. The 12 nominees are:

Tracey C. Ball

Pierre J. Blouin

Lawrence T. Borgard

Maura J. Clark

Lisa Crutchfield

Margarita K. Dilley

Julie A. Dobson

Lisa L. Durocher

David G. Hutchens

Gianna M. Manes

Donald R. Marchand

Jo Mark Zurel

Eleven nominees currently serve on the board. Donald R. Marchand is being nominated for the first time and currently does not serve as a Fortis director.

Douglas J. Haughey who currently serves as a director and served as Chair of the board until December 31, 2022 is not standing for re-election. As disclosed in our 2021 management information circular, in 2020 the board, on the recommendation of the governance and sustainability committee, approved a two-year extension of Mr. Haughey’s maximum term limit to manage the transitions of the Chair and CEO roles. Mr. Haughey will retire as a Fortis director at the end of the 2023 annual meeting. Paul J. Bonavia is also not standing for re-election, having reached the age of 72 and therefore reaching the age limit set out in our term limits for directors in our director governance guidelines.

You can read about each nominated director beginning on page 17, our policy on director tenure on page 54 and the board chair selection process also on page 54.

If for any reason a nominated director is unable to serve as a director of Fortis, the persons named in the enclosed proxy form reserve the right to nominate and vote for another nominee at their discretion, unless the shareholder has specified in their proxy form that their shares are to be withheld from voting for the election of directors.

The board and management recommend that you vote FOR the nominated directors.

Majority voting policy

A nominee must receive more FOR than WITHHOLD votes to serve as a director on our board (see page 16 for details).

3. Appoint the auditors

The board, on the recommendation of the audit committee, proposes that shareholders appoint Deloitte LLP as our independent auditors to hold office for a one-year term until the close of our next annual meeting of shareholders.

In 2017 the audit committee conducted a comprehensive tender process for the external audit engagement and put forward Deloitte LLP as the auditors based on the qualifications of its audit team, its use of technology and an independence assessment. The audit committee annually reviews and evaluates the qualifications, independence and performance of the external auditors.

Formal review process

As a good governance practice, the audit committee uses a formal tender process to select our external auditors and reviews the performance of the external auditors annually.

14	FORTIS INC.

The board negotiates the fees to be paid to the auditors. Fees are based on the complexity of the engagement and the auditors’ time. Management believes the fees negotiated in 2022 are reasonable and comparable to fees charged by other auditors providing similar services.

The table below shows the fees paid to Deloitte LLP in the last two years:

	2022	2021
Audit fees
Core audit services	$9,837,000	$9,497,000
Audit-related fees
Assurance and related services that are reasonably related to the audit or review of our financial statements and are not included under audit fees	$1,398,000	$1,361,000
Tax fees
Services related to tax compliance, planning and advice	$92,000	$269,000
Other
Services which are not audit, audit-related or tax fees	$11,000	$12,000
Total	$11,338,000	$11,139,000

The board and management recommend that you vote FOR the appointment of Deloitte LLP as our auditors and FOR the authorization of the board to set the auditors’ fees for 2023.

4. Vote, on an advisory basis, on executive compensation (say on pay) (see page 58)

As part of our commitment to strong corporate governance, the board holds an annual advisory vote on our approach to executive compensation. While the results of the vote are not binding on the board, the board will take the results into account when considering compensation policies, practices and decisions, as well as topics to be discussed as part of its engagement with shareholders on compensation and related matters.

The board believes our executive compensation policies and practices closely align the interests of executives and shareholders and are consistent with corporate governance best practices in Canada. Last year, 92.81% of the votes cast were in favour of our approach to executive compensation.

You can vote FOR or AGAINST the resolution:

RESOLVED THAT:

On an advisory basis and not to diminish the role and responsibilities of the board of directors of Fortis, the shareholders accept the approach to executive compensation as described in the compensation discussion and analysis section of this circular.

The board and management recommend that you vote FOR the non-binding advisory vote on our approach to executive compensation as described in this circular.

5. Other business

Management is not aware of any other matters that may come before the meeting. If an item is properly brought before the meeting, you or your proxyholder can vote on the item as you or they see fit.

Shareholders who are entitled to vote at the 2024 annual meeting and wish to submit a proposal must make sure that we receive the proposal by February 4, 2024 in accordance with the provisions of the Corporations Act (Newfoundland and Labrador).

If you intend to nominate a person for election as a director of Fortis at an annual meeting of shareholders, other than in a shareholder proposal, the nomination must comply with the procedures set out in our advance notice by-law, available on our website (www.fortisinc.com), including providing timely and proper written notice. Shareholders approved our advance notice by-law at our 2020 annual and special meeting of shareholders. You can read more about the by-law in our 2020 management information circular, available on our website (www.fortisinc.com) and on SEDAR (www.SEDAR.com) and EDGAR (www.sec.gov).

2023 MANAGEMENT INFORMATION CIRCULAR	15

About the nominated directors

This year 12 individuals have been nominated to serve on the board. 11 of the 12 nominees currently serve as Fortis directors and were elected by shareholders at our 2022 annual and special meeting.

The board is led by an independent Chair and all but one of the nominated directors are independent. David Hutchens is not considered independent because he is our President and Chief Executive Officer.

We will not have any board interlocks with the election of this year’s nominees.

None of the nominations involve a contract, arrangement or understanding between a Fortis director and any other person. There is no family relationship between any of the nominated directors or executive officers.

None of the nominated directors, or their associates or affiliates, have a direct or indirect material interest (as a beneficial shareholder or in any other way) in any item of business other than the election of directors.

You can read about the nominated directors in the profiles that follow.

About our majority voting policy

Our majority voting policy requires a nominated director who receives more WITHHOLD votes than FOR votes to immediately tender their resignation to the board for consideration after the meeting. The board will refer the matter to the governance and sustainability committee, who will review the matter and consider all relevant factors before making a recommendation to the board. The board will consider the recommendation of the committee and accept the resignation if there are no exceptional circumstances that would warrant the director continuing to serve on the board as part of its fiduciary duties to Fortis and its shareholders, in which case the board may reject or delay the offer of resignation. A resignation does not take effect until it is accepted by the board. The director will not participate in the committee’s or the board’s deliberations. The board will make its decision within 90 days of the shareholder meeting and announce the details, including the reasons for its decision, in a news release.

This policy does not apply to a contested election of directors, where the number of nominees exceeds the number of directors to be elected, or where proxy materials have been circulated in support of the election of one or more nominees who are not included among the nominees supported by the board.

The board updated the policy in 2021. You can find a copy of the policy on our website (www.fortisinc.com).

16	FORTIS INC.

Director profiles

The nominated directors have provided the information below about the Fortis shares or deferred share units (DSUs) they own, or exercise control or direction over, directly or indirectly. You can read more about their equity ownership beginning on page 48. We calculated the market value of their holdings using the closing price of our common shares on the TSX: $60.07 on March 18, 2022 and $57.91 on March 17, 2023.

TRACEY C. BALL

Victoria, British Columbia, Canada

Corporate director

Director since May 2014

Age 65

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Capital markets

•	Government relations/Legal/Regulatory

Ms. Ball retired in September 2014 as Executive Vice President and Chief Financial Officer of Canadian Western Bank Group. Prior to joining a predecessor to Canadian Western Bank Group in 1987, she worked in public accounting and consulting. Ms. Ball has served on several private and public sector boards, including the Province of Alberta Audit Committee and the Financial Executives Institute of Canada.

Ms. Ball graduated from Simon Fraser University with a Bachelor of Arts (Commerce). She is a member of the Chartered Professional Accountants of Alberta and the Chartered Professional Accountants of British Columbia. Ms. Ball was elected as a Fellow of the Chartered Professional Accountants of Alberta in 2007. She holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Ball served on the board of directors of FortisAlberta from April 2011 to April 2018 and served as its Chair from February 2016 to February 2018. Ms. Ball has served as a director of FortisBC Energy and FortisBC since April 2018. She also served on the Fortis board chair selection committee which was established in July 2021 as ad hoc committee of the board.

Joined
Board of directors	May 2014
Audit committee	May 2014 (chair, May 2017 to May 2021)
Governance and sustainability committee	May 2017
Board chair selection committee (ad hoc committee) (1)	July 2021

2022 Voting results	2022 Board and committee attendance
99.28% votes for	Board of directors	8 of 8	100%
0.72% votes withheld	Audit	5 of 5	100%
	Governance and sustainability	6 of 6	100%
	Board chair selection (1)	3 of 3	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	4,950	29,791	34,741	$2,011,851	yes (7.8x)
2022	4,950	26,293	31,243	$1,876,767
Change	–	3,498	3,498	$135,084

Other public company directorships (last five years)

–

(1)	The ad hoc board chair selection committee was disbanded in 2022 after fulfilling its sole objective of selecting, and recommending to the board, an eligible candidate to succeed Douglas J. Haughey as board Chair (see page 54).

2023 MANAGEMENT INFORMATION CIRCULAR	17

PIERRE J. BLOUIN

Montreal, Quebec, Canada

Corporate director

Director since May 2015

Age 65

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Technology/Cybersecurity
•	Government relations/Legal/Regulatory

Mr. Blouin served as the Chief Executive Officer of Manitoba Telecom Services, Inc. until his retirement in December 2014. Prior to joining Manitoba Telecom Services, Inc. as its Chief Executive Officer in 2005, Mr. Blouin held various executive positions in the Bell Canada Enterprises group of companies, including Group President, Consumer Markets for Bell Canada, Chief Executive Officer of BCE Emergis, Inc. and Chief Executive Officer of Bell Mobility.

Mr. Blouin graduated from Hautes Etudes Commerciales with a Bachelor of Commerce in Business Administration. He is a Fellow of the Purchasing Management Association of Canada.

Joined
Board of directors	May 2015
Human resources committee	May 2015
Governance and sustainability committee	May 2016 (chair since January 2020)

2022 Voting results	2022 Board and committee attendance
99.21% votes for	Board of directors	8 of 8	100%
0.79% votes withheld	Human resources	5 of 5	100%
	Governance and sustainability	6 of 6	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	2,380	25,998	28,378	$1,643,370	yes (6.4x)
2022	2,380	22,642	25,022	$1,503,072
Change	–	3,356	3,356	$140,298

Other public company directorships (last five years)

National Bank of Canada (since September 2016) (Audit Committee, Human Resources Committee, Technology Committee (Chair))

18	FORTIS INC.

LAWRENCE T. BORGARD

Naples, Florida, United States

Corporate director

Director since May 2017

Age 61

Independent

Skills and experience

•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Mr. Borgard is the former President and Chief Operating Officer of Integrys Energy Group and the Chief Executive Officer of each of Integrys’ six regulated electric and natural gas utilities. Mr. Borgard retired in 2015, following the successful sale of Integrys. Prior to serving as President at Integrys, Mr. Borgard served in a variety of executive roles.

Mr. Borgard graduated from Michigan State University with a Bachelor of Science (Electrical Engineering) and the University of Wisconsin-Oshkosh with an MBA. He also attended the Advanced Management Program at Harvard University Business School.

Joined
Board of directors	May 2017
Audit committee	May 2017
Human resources committee	May 2018

2022 Voting results	2022 Board and committee attendance
99.77% votes for	Board of directors	8 of 8	100%
0.23% votes withheld	Audit	5 of 5	100%
	Human resources	5 of 5	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	5,258	16,216	21,474	$1,243,559	yes (4.3x)
2022	5,258	13,229	18,487	$1,110,514
Change	–	2,987	2,987	$133,045

Other public company directorships (last five years)

–

2023 MANAGEMENT INFORMATION CIRCULAR	19

MAURA J. CLARK

New York, New York, United States

Corporate director

Director since May 2015

Age 64

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Clark retired from Direct Energy, a subsidiary of Centrica plc, in March 2014 where she was President of Direct Energy Business, a leading energy retailer in Canada and the United States. Previously, Ms. Clark was Executive Vice President of North American Strategy and Mergers and Acquisitions for Direct Energy. Ms. Clark’s prior experience includes investment banking and serving as Chief Financial Officer of an independent oil refining and marketing company.

Ms. Clark graduated from Queen’s University with a Bachelor of Arts in Economics and qualified as a Chartered Professional Accountant in Ontario, Canada.

Joined
Board of directors	May 2015
Audit committee	May 2015 (chair since May 2021)
Governance and sustainability committee	May 2016 to May 2022
Human resources committee	May 2022

2022 Voting results	2022 Board and committee attendance
99.16% votes for	Board of directors	8 of 8	100%
0.84% votes withheld	Audit	5 of 5	100%
	Governance and sustainability	3 of 3	100%
	Human resources	3 of 3	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	2,000	23,144	25,144	$1,456,089	yes (4.7x)
2022	2,000	19,898	21,898	$1,315,413
Change	–	3,246	3,246	$140,676

Other public company directorships (last five years)

Newmont Corporation (since April 2020) (Audit Committee, Leadership Development and Compensation Committee)

Nutrien Ltd. (formerly Agrium Inc.) (since May 2016) (Audit Committee (Chair), Human Resources and Compensation Committee)

Garrett Motion Inc. (October 2018 to April 2021) (Nominating and Governance Committee (Chair) and Compensation Committee)

20	FORTIS INC.

LISA CRUTCHFIELD

Garnet Valley, Pennsylvania, United States

Corporate director

Director since May 2022

Age 59

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory

Ms. Crutchfield is Managing Principal of Hudson Strategic Advisers, LLC, an economic analysis and strategic advisory firm to the energy, financial services and government sectors. Ms. Crutchfield has over 30 years of leadership experience in the energy and utility industries. Prior to founding Hudson in 2012, she was Executive Vice President and Chief Regulatory, Risk and Compliance Officer for National Grid, plc, and she held various executive roles at PECO, an Exelon Company, and Duke Energy Corporation. From 1993 to 1997, Ms. Crutchfield served as Vice Chairman on the Pennsylvania Public Utility Commission ruling on regulatory matters affecting the electric, gas, telecommunications, water and waste water industries.

Ms. Crutchfield earned a Bachelor of Arts degree in Economics and Political Science from Yale University and an MBA from Harvard Business School with distinction in Finance.

Ms. Crutchfield earned the Governance Leadership Fellow designation from the National Association of Corporate Directors (NACD).

Joined
Board of directors	May 2022
Governance and sustainability committee	May 2022

2022 Voting results	2022 Board and committee attendance
99.46% votes for	Board of directors	6 of 6	100%
0.54% votes withheld	Governance and sustainability	3 of 3	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	–	1,900	1,900	$110,029	Has until May 2027 to meet the guideline
2022	–	–	–	–
Change	–	1,900	1,900	$110,029

Other public company directorships (last five years)

Vistra Corp. (since February 2020) (Nominating and Corporate Governance Committee and Sustainability and Risk Committee)

Fulton Financial Corporation (since June 2014) (Nominating and Corporate Governance Committee (Chair), Compensation Committee and Executive Committee)

Unitil Corp. (January 2012 to April 2022) (Compensation Committee (Chair), Nominating and Corporate Governance Committee and Executive Committee)

2023 MANAGEMENT INFORMATION CIRCULAR	21

MARGARITA K. DILLEY

Washington, D.C., United States

Corporate director

Director since May 2016

Age 65

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dilley retired from ASTROLINK International LLC in 2004, an international wireless broadband telecommunications company, where she was Vice President and Chief Financial Officer. Ms. Dilley’s prior experience includes serving as Director, Strategy & Corporate Development and Treasurer for Intelsat.

Ms. Dilley graduated from Cornell University with a Bachelor of Arts, from Columbia University with a Master of Arts and from Wharton Graduate School, University of Pennsylvania with an MBA.

Ms. Dilley has served as a director of CH Energy Group since December 2004 and Central Hudson since June 2013 and has served as the Chair of those boards since January 2015.

Joined
Board of directors	May 2016
Audit committee	May 2016
Human resources committee	May 2017

2022 Voting results	2022 Board and committee attendance
99.76% votes for	Board of directors	8 of 8	100%
0.24% votes withheld	Audit	5 of 5	100%
	Human resources	5 of 5	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	2,040	20,456	22,496	$1,302,743	yes (4.5x)
2022	2,040	17,310	19,350	$1,162,355
Change	–	3,146	3,146	$140,388

Other public company directorships (last five years)

–

22	FORTIS INC.

JULIE A. DOBSON

Potomac, Maryland, United States

Corporate director

Director since May 2018

Age 66

Independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Capital markets
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	International business

Ms. Dobson is Non-Executive Chairman of Telebright, Inc. a private firm established in 1989, where she oversees the development of telecom management software applications and mobile applications for the business to business and business to consumer markets. She was Chief Operating Officer at Telecorp PCS, Inc. and held various senior management positions with Bell Atlantic Corporation during her 18-year career with the company.

Ms. Dobson graduated from the College of William and Mary with a Bachelor of Science and from the University of Pittsburgh with an MBA.

Joined
Board of directors	May 2018
Human resources committee	May 2020 (chair since May 2022)
Governance and sustainability committee	May 2018

2022 Voting results	2022 Board and committee attendance
99.27% votes for	Board of directors	8 of 8	100%
0.73% votes withheld	Human resources	5 of 5	100%
	Governance and sustainability	6 of 6	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	2,200	12,959	15,159	$877,858	yes (3.0x)
2022	2,200	10,093	12,293	$738,441
Change	–	2,866	2,866	$139,417

Other public company directorships (last five years)

Safeguard Scientifics, Inc. (March 2003 to June 2018) (former director and member of Compensation Committee (Chair), Nominating and Governance Committee and Audit Committee)

2023 MANAGEMENT INFORMATION CIRCULAR	23

LISA L. DUROCHER

Whitby, Ontario, Canada

Executive Vice President, Financial Services Rogers Communications Inc.

Director since May 2021

Age 56

Independent

Skills and experience

•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Durocher leads Financial Services at Rogers Communications. As part of the executive leadership team, she is the Chief Executive Officer of Rogers Bank and develops financial services for the company. Prior to this role, Lisa was the Chief Digital Officer at Rogers where she led the digital strategy, design and delivery for digital platforms across the consumer and enterprise businesses. Lisa has been with Rogers since 2016. Prior to joining Rogers, Lisa worked at American Express in New York City where she held several senior leadership positions over 15 years including leading global product and marketing organizations in digital payments, charge cards and travel which provided her with experience in mergers and acquisitions, product design and development and general management.

Ms. Durocher is a graduate of Wilfrid Laurier University’s Business Administration program and also sits on the board of Rogers Bank.

Joined
Board of directors	May 2021
Audit committee	May 2022
Governance and sustainability committee	May 2021

2022 Voting results	2022 Board and committee attendance
99.23% votes for	Board of directors	8 of 8	100%
0.77% votes withheld	Audit	3 of 3	100%
	Governance and sustainability	6 of 6	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	–	8,227	8,227	$476,426	Has until May 2026 to meet the guideline
2022	–	3,524	3,524	$211,687
Change	–	4,703	4,703	$264,739

Other public company directorships (last five years)

–

24	FORTIS INC.

DAVID G. HUTCHENS

Tucson, Arizona, United States

President and Chief Executive Officer, Fortis Inc.

Director since January 2021

Age 56

Not independent

Skills and experience

•	Governance and risk management
•	Executive compensation
•	Utility/Energy
•	Sustainability
•	Capital markets
•	Government relations/Legal/Regulatory
•	International business

Mr. Hutchens was appointed President and Chief Executive Officer of Fortis Inc. effective January 1, 2021.

His career in the energy sector spans more than 25 years. In January 2020 Mr. Hutchens assumed the newly created role of Chief Operating Officer of Fortis, with responsibility for overseeing our 10 utilities while remaining Chief Executive Officer of UNS Energy. In 2018 Mr. Hutchens was appointed an officer of Fortis as Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Prior to joining the Fortis group, he held a variety of positions at our electric and gas utilities in Arizona culminating in being named President and CEO of UNS Energy in 2014.

Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy.

Mr. Hutchens serves on the boards of Fortis utility subsidiaries ITC Holdings and FortisBC.

Joined
Board of directors	January 2021

2022 Voting results	2022 Board and committee attendance (1)
99.80% votes for	Board of directors	8 of 8	100%
0.20% votes withheld

Fortis securities held (as at March 18, 2022 and March 17, 2023) (2)

Year	Common shares (#)	Restricted share units (RSUs) (#)	Total shares and RSUs (#)	Total market value ($)	Meets executive share ownership target
2023	102,928	93,266	196,194	$11,361,595	yes (7.3x)
2022	83,911	69,101	153,012	$9,191,431
Change	19,017	24,165	43,182	$2,170,164

Other public company directorships (last five years)

–

(1)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2022, including the board chair selection committee which was formed in 2021 as an ad hoc committee of the board (see page 54 to read about the board Chair selection process).

(2)	Mr. Hutchens does not receive director compensation (cash or DSUs) as a member of the Fortis board. He receives performance share units (PSUs) and RSUs as part of his executive compensation (see page 70). You can read more about Mr. Hutchens’ holdings of Fortis equity on page 68.

2023 MANAGEMENT INFORMATION CIRCULAR	25

GIANNA M. MANES

Fort Mill, South Carolina, United States

Corporate director

Director since May 2021

Age 58

Independent

Skills and experience

•	Governance and risk management
•	Utility/Energy
•	Sustainability
•	Technology/Cybersecurity
•	Mergers and acquisitions
•	Government relations/Legal/Regulatory
•	International business

Ms. Manes was President and Chief Executive Officer of ENMAX Corporation, an electricity company with operations in Alberta and Maine, from 2012 until her retirement in July 2020. She has over 30 years of experience in the energy sector in Canada, the United States and Europe. Prior to joining ENMAX, she worked for Duke Energy Corporation, one of the largest integrated utilities in North America, and held a number of executive positions including Senior Vice President and Chief Customer Officer from 2008 to 2012.

Ms. Manes graduated from Louisiana State University with a Bachelor of Science in industrial engineering and from the University of Houston with an MBA. She completed the Advanced Management Program at Harvard University and holds an ICD.D designation from the Institute of Corporate Directors.

Ms. Manes served on the Fortis board chair selection committee which was established in July 2021 as an ad hoc committee of the board.

Joined
Board of directors	May 2021
Audit committee	May 2021
Human resources committee	May 2021
Board chair selection committee (ad hoc committee) (1)	July 2021

2022 Voting results	2022 Board and committee attendance
99.46% votes for	Board of directors	8 of 8	100%
0.54% votes withheld	Audit	5 of 5	100%
	Human resources	5 of 5	100%
	Board chair selection (1)	3 of 3	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	–	9,743	9,743	$564,217	Has until May 2026 to meet the guideline
2022	–	4,241	4,241	$254,757
Change	–	5,502	5,502	$309,460

Other public company directorships (last five years)

Keyera Corporation (since May 2017) (Human Resources Committee (Chair))

(1)	The ad hoc board chair selection committee was disbanded in 2022 after fulfilling its sole objective of selecting, and recommending to the board, an eligible candidate to succeed Douglas J. Haughey as board Chair (see page 54).

26	FORTIS INC.

DONALD R. MARCHAND

Calgary, Alberta Canada

Corporate director

New nominee

Age 60

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Utility/Energy
•	Capital markets
•	Mergers and acquisitions
•	International business

Mr. Marchand retired in November 2021 from TC Energy Corporation, a leading North American energy infrastructure company, where he was Executive Vice-President. He served as Chief Financial Officer of TC Energy and its predecessor TransCanada Corporation from 2010 until July 2021, with additional responsibility for Strategy and Corporate Development from 2015 to 2017 and 2020 to 2021. During his 27-year tenure with the company, Mr. Marchand led many of its financial functions including treasury, finance, accounting, taxation, risk management and investor relations.

Mr. Marchand graduated from the University of Manitoba with a Bachelor of Commerce degree and subsequently qualified as a Chartered Accountant and Chartered Financial Analyst. He is a member of the Institute of Chartered Professional Accountants of Alberta, the CFA Institute and the Calgary Society of Financial Analysts.

Joined
Board of directors	New nominee

Fortis securities held (as at March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	2,000	–	2,000	$115,820	If elected, has until May 2028 to meet the guideline

Other public company directorships (last five years)

–

2023 MANAGEMENT INFORMATION CIRCULAR	27

JO MARK ZUREL

St. John’s, Newfoundland and Labrador, Canada

Corporate director

Chair of the board since January 2023

Director since May 2016

Age 59

Independent

Skills and experience

•	Financial expert
•	Governance and risk management
•	Executive compensation
•	Capital markets
•	Mergers and acquisitions
•	International business

From 1998 to 2006, Mr. Zurel was Senior Vice-President and Chief Financial Officer of CHC Helicopter Corporation. Mr. Zurel serves on several private and public sector boards, including Highland Copper Company Inc., Major Drilling Group International Inc. and served on the Canada Pension Plan Investment Board until August 2021. He also serves on the board of Sustainable Development Technology Canada.

Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce. He is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador. He holds an ICD.D designation from the Institute of Corporate Directors.

Mr. Zurel served as a director of Newfoundland Power from January 2008 and as Chair of that board from April 2012 until July 2016.

Joined
Board of directors	May 2016 (Chair of the board since January 2023)
Audit committee	May 2017
Human resources committee	May 2016 (chair, May 2018 to May 2022)

2022 Voting results	2022 Board and committee attendance
99.73% votes for	Board of directors	8 of 8	100%
0.27% votes withheld	Audit	5 of 5	100%
	Human resources	5 of 5	100%

Fortis securities held (as at March 18, 2022 and March 17, 2023)

Year	Common shares (#)	Deferred share units (DSUs) (#)	Total shares and DSUs (#)	Total market value ($)	Meets share ownership target
2023	10,000	19,936	29,936	$1,733,594	yes (6.8x)
2022	10,000	16,385	26,385	$1,584,947
Change	–	3,551	3,551	$148,647

Other public company directorships (last five years)

Highland Copper Company Inc. (since October 2012) (former Chair)

Major Drilling Group International Inc. (since September 2007) (Corporate Governance and Nominating Committee, Human Resources and Compensation Committee, Audit Committee)

28	FORTIS INC.

Additional information about the directors

2022 Meeting attendance

We expect directors to attend all regularly scheduled board and committee meetings, the annual meeting of shareholders and ideally any special meetings. Directors can attend virtually if they are unable to attend in person.

The table below is a summary of the 2022 meeting attendance including the annual meeting of shareholders.

	Number of meetings	Overall meeting attendance
Board	8	100%
Audit committee	5	100%
Human resources committee	5	100%
Governance and sustainability committee	6	100%
Board chair selection committee (ad hoc committee)	3	91.66%
Total number of meetings held	27	99.07%

The next table summarizes the number of board and committee meetings attended by each director in 2022. Individual attendance records are provided in the director profiles beginning on page 17.

	Board meetings		Committee meetings		Total board and committee meetings
Tracey C. Ball	8 of 8	100%	14 of 14	100%	22 of 22	100%
Pierre J. Blouin	8 of 8	100%	11 of 11	100%	19 of 19	100%
Paul J. Bonavia	8 of 8	100%	13 of 14	92.86%	21 of 22	95.45%
Lawrence T. Borgard	8 of 8	100%	10 of 10	100%	18 of 18	100%
Maura J. Clark	8 of 8	100%	11 of 11	100%	19 of 19	100%
Lisa Crutchfield	6 of 6	100%	3 of 3	100%	9 of 9	100%
Margarita K. Dilley	8 of 8	100%	10 of 10	100%	18 of 18	100%
Julie A. Dobson	8 of 8	100%	11 of 11	100%	19 of 19	100%
Lisa L. Durocher	8 of 8	100%	9 of 9	100%	17 of 17	100%
Douglas J. Haughey	8 of 8	100%	19 of 19	100%	27 of 27	100%
David G. Hutchens	8 of 8	100%	–	– (1)	8 of 8	100%
Gianna M. Manes	8 of 8	100%	13 of 13	100%	21 of 21	100%
Jo Mark Zurel	8 of 8	100%	10 of 10	100%	18 of 18	100%

(1)	The President and Chief Executive Officer does not serve on any of the board committees. Mr. Hutchens is invited to committee meetings in his capacity as President and Chief Executive Officer and he attended all committee meetings in 2022, including the board chair selection committee which was established in 2021 as an ad hoc committee of the board (see page 54).

2023 MANAGEMENT INFORMATION CIRCULAR	29

2022 Director compensation

	Cash fees (1)	Share-based awards (DSUs) (2)	All other compensation (3)	Total
Tracey C. Ball (4)	$121,882	$135,000	$159,183	$416,065
			(includes FortisBC)
Pierre J. Blouin	$122,500	$135,000	$51,226	$308,726
Paul J. Bonavia (4)	$155,220	$135,000	$23,722	$313,942
Lawrence T. Borgard	$152,774	$135,000	$31,811	$319,585
Maura J. Clark	$172,277	$135,000	$45,448	$352,725
Lisa Crutchfield	$91,772	$67,500	$941	$160,213
Margarita K. Dilley	$152,774	$135,000	$182,830	$470,604
			(includes CH Energy Group)
Julie A. Dobson	$160,194	$135,000	$24,062	$319,256
Lisa L. Durocher (5)	–	$249,066	$11,150	$260,216
Douglas J. Haughey (4)	$164,382	$245,000	$110,599	$519,981
Gianna M. Manes (4)(5)	–	$295,909	$13,396	$309,305
Jo Mark Zurel	$121,793	$135,000	$37,587	$294,380
Total	$1,415,568	$1,937,475	$691,955	$4,044,998

(1)	Includes the cash fees each director earned in his or her capacity as a director of Fortis, including the annual director, committee and committee chair retainers, where applicable. Mr. Bonavia, Mr. Borgard, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson and Ms. Manes are U.S. residents and their cash fees are paid in US dollars and reported in Canadian dollars using the average exchange rate for the year of US$1.00 = $1.3002.

(2)	Granted as DSUs and includes the equity retainer and the portion of the cash retainer the director has elected to receive as DSUs. Amounts represent the cash equivalent at the time of issuance.

(3)	Includes all fees paid or payable by a subsidiary of Fortis to a director in his or her capacity as a director of that subsidiary as well as the value of additional DSUs received as dividend equivalents from Fortis.

(4)	Includes a committee retainer of $4,382 for serving on the board chair selection committee, an ad hoc committee established by the board in 2021 (see page 33). The payment in 2022 represents the annual retainer of $7,500 prorated to the time the committee was disbanded.

(5)	Elected to receive optional DSUs in lieu of their cash retainer.

We credit DSUs on the first day of each calendar quarter during the year by dividing one fourth of the director’s equity retainer plus cash fees that have been elected to be paid by optional DSUs, where applicable, by the volume weighted average trading price of our common shares on the TSX for the five days ending on the grant date. We use the volume weighted average trading price of our common shares on the NYSE for the five days ending on the grant date for directors who are U.S. residents. Directors receive additional units as dividend equivalents for dividends paid on our common shares. Dividend equivalents are credited on the dividend payment date and are reinvested in additional DSUs. See page 55 for the director fee schedule.

Volume weighted average trading price is the total value of our common shares traded on the TSX during the last five trading days, divided by the total volume of our common shares traded during the period.

Outstanding share-based awards

The next table shows details of the DSUs held by each director at the end of 2022.

	Number of shares or units that have not vested (1)(2)	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share- based awards not paid out or distributed
Tracey C. Ball	28,800	$1,560,400	–
Pierre J. Blouin	25,046	$1,357,660	–
Paul J. Bonavia	12,141	$658,392	–
Lawrence T. Borgard	15,365	$833,133	–
Maura J. Clark	22,222	$1,204,617	–
Lisa Crutchfield	1,195	$64,815	–
Margarita K. Dilley	19,561	$1,060,475	–
Julie A. Dobson	12,141	$658,392	–
Lisa L. Durocher	6,908	$374,274	–
Douglas J. Haughey	53,774	$2,913,471	–
Gianna M. Manes	8,214	$445,448	–
Jo Mark Zurel	18,612	$1,008,412	–
Total	223,979	$12,139,489	–

(1)	We do not grant stock options or option-based awards to directors.

(2)	DSUs vest immediately when the director retires from the board or upon death and are redeemed for cash.

(3)	Calculated by multiplying the number of share-based awards that have not vested by $54.18, the closing price of our common shares on the TSX on December 30, 2022. Share-based awards granted in US dollars have been multiplied by US$40.04, the closing price of our common shares on the NYSE on December 31, 2022, and reported in Canadian dollars using the December 31, 2022 exchange rate of US$1.00 = $1.3544.

Mr. Hutchens is not included in the tables above as he does not receive any director compensation and does not hold any DSUs. He is compensated in his role as President and Chief Executive Officer and receives PSUs and RSUs as part of his compensation (see page 70).

30	FORTIS INC.

Board committees

AUDIT COMMITTEE

Maura J. Clark (chair)
Tracey C. Ball
Lawrence T. Borgard
Margarita K. Dilley
Lisa L. Durocher (1)
Douglas J. Haughey
Gianna M. Manes
Jo Mark Zurel

100% independent

Each member of the audit committee brings significant financial expertise to the committee. All of the members meet the requirements for financial literacy under the applicable rules of the SEC and the NYSE. The board has designated Ms. Ball, Ms. Clark, Ms. Dilley and Mr. Zurel as audit committee financial experts within the meaning of Item 407(d) of Regulation S-K under the U.S. Securities Act.

The audit committee assists the board in overseeing the audit function, financial reporting, internal controls, enterprise risk management (ERM) and finance matters generally.

The committee is responsible for:

•	overseeing the integrity of our financial statements, financial disclosure and internal controls over financial reporting
•	overseeing compliance with related legal and regulatory requirements
•	reviewing the qualifications and independence of the independent auditor and internal auditor and overseeing their performance
•	overseeing the rotation of the audit partner, and the independent auditor as necessary
•	reviewing earnings and dividend guidance and other future-oriented financial information, disclosure documents and prospectuses or other offering documents with management before recommending to the board for approval and release externally
•	overseeing the appropriateness of material financing, capital and tax structures
•	overseeing our ERM program and our insurance program
•	overseeing our internal controls and processes associated with the release of any sustainability disclosure
•	overseeing all related party transactions including identifying, reviewing and approving all related party transaction and related disclosure (see page 40). There were no material related party transactions in 2022.

It is also responsible for overseeing and administering the following policies:

•	derivative instruments and hedging policy
•	disclosure policy (and disclosure committee mandate together with the governance and sustainability committee)
•	guidelines for hiring employees and former employees of the independent auditor
•	policy on the role of the internal audit function
•	pre-approval policy for independent auditor services
•	reporting allegations of suspected improper conduct and wrongdoing (renamed speak up policy).

You can find a complete copy of the committee mandate, which was updated in 2022, on our website (www.fortisinc.com).

Meetings can be called by the committee chair, two committee members or the external auditors. A meeting of three committee members constitutes a quorum. The committee met five times in 2022 and set aside time at each meeting to meet without management present. It also met separately with the Chief Financial Officer (CFO), internal auditor and external auditors at each meeting.

Additional information about the composition and oversight of the audit committee can be found on pages 26 and 33 of our annual information form dated February 9, 2023 on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

(1)	Ms. Durocher was appointed to the committee following the annual and special meeting on May 5, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR	31

HUMAN RESOURCES COMMITTEE

Julie A. Dobson (chair) (1)
Pierre J. Blouin
Paul J. Bonavia
Lawrence T. Borgard
Maura J. Clark (2)
Margarita K. Dilley
Douglas J. Haughey
Gianna Manes
Jo Mark Zurel

100% independent

The members of the human resources committee have the necessary background and skills to provide effective oversight of executive compensation and ensure that effective compensation risk management principles are adhered to in order to align management and shareholder interests. All members have significant senior leadership experience at large organizations, as well as direct operational or functional experience overseeing executive compensation at large organizations similar in complexity to Fortis.

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for:

•	overseeing Fortis’ approach to employee talent management, training and development and wellness

•	overseeing workplace diversity and inclusion strategy, plans and practices

•	recommending the appointment of executive officers to the board

•	assessing performance of the senior executives

•	human resources planning, including talent management and succession planning (see page 37)

•	designing and overseeing the compensation and benefits program for senior executives and the CEO and ensuring the compensation program is aligned with Fortis’ strategy, risk management framework, sustainability objectives and corporate performance.

The committee seeks advice and special expertise from external independent consultants to help it carry out its duties. Southlea Group has been engaged as the committee’s primary compensation consultant for executive compensation matters. Korn Ferry is also engaged periodically to provide job evaluation services and market compensation data. In addition, Mercer provides general pension consulting and actuarial advice.

The committee is responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers the following policies:

•	executive compensation policy

•	respectful workplace policy

•	board and executive diversity policy (together with the governance and sustainability committee)

•	advisory vote on executive compensation policy (say on pay)

•	statement of investment policy and procedures.

It also oversees and administers our four employee compensation plans: performance share unit plan, restricted share unit plan, 2012 stock option plan and the Third Amended and Restated 2012 Employee Share Purchase Plan (ESPP). You can read about these plans beginning on page 70.

You can find a complete copy of the committee mandate, which was updated in 2022, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met five times in 2022 and set aside time at each meeting to meet without management present.

(1)	Ms. Dobson was appointed committee chair following the annual and special meeting on May 5, 2022.
(2)	Ms. Clark was appointed to the committee following the annual and special meeting on May 5, 2022.

32	FORTIS INC.

GOVERNANCE AND SUSTAINABILITY COMMITTEE

Pierre J. Blouin (chair)
Tracey C. Ball
Paul J. Bonavia
Lisa Crutchfield (1)
Julie A. Dobson
Lisa L. Durocher
Douglas J. Haughey

100% independent

The governance and sustainability committee assists the board in overseeing our corporate governance and sustainability policies, practices and procedures, the nomination, assessment and compensation of directors, as well as oversight of our information and operational technology infrastructure.

Members of the committee bring a mix of governance and sustainability experience through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies.

The committee is responsible for:

•	developing and recommending an approach on corporate governance matters to the board

•	overseeing Fortis’ commitment to sustainability and reviewing our sustainability reporting, including climate-related risks and opportunities and our GHG emissions reduction targets

•	overseeing our cybersecurity program and information and operational technology infrastructure (see page 41)

•	the size and composition of the board, including competencies and skills, diversity and renewal mechanisms

•	proposing new director candidates for nomination to the board

•	advising the board on committee membership, the appointment of committee chairs and board Chair succession planning (see pages 53 and 54)

•	carrying out an assessment process specified by the board for board, committee and director effectiveness (see page 52)

•	maintaining a comprehensive orientation and continuing education program for directors

•	reviewing director compensation and making recommendations to the board.

The committee reviews all policies, mandates and position descriptions and recommends any changes or additions to the board. It oversees and administers the following policies:

•	code of conduct

•	anti-corruption policy

•	shareholder engagement policy

•	director governance guidelines

•	disclosure policy and disclosure committee mandate (together with the audit committee)

•	board and executive diversity policy (together with the human resources committee)

•	insider trading policy

•	majority voting policy

•	political engagement policy (together with subsidiary political engagement guidelines)

•	privacy policy.

You can find a complete copy of the committee mandate, which was updated in 2022, as well as a copy of the code of conduct and certain other governance policies, on our website (www.fortisinc.com).

Meetings can be called by the committee chair or two committee members. A meeting of three committee members constitutes a quorum. The committee met six times in 2022 and set aside time at each meeting to meet without management present.

BOARD CHAIR SELECTION COMMITTEE

The board chair selection committee was formed in 2021 as an ad hoc committee of the board to assist the board in overseeing a process for selecting and recommending an eligible candidate to serve as Chair of the board, succeeding Douglas J. Haughey on or before his retirement, scheduled for May 2023. The committee met a total of five times, including three times in 2022. It was disbanded in 2022 after fulfilling its sole objective of selecting, and recommending to the board, an eligible candidate. In July 2022 the board announced that Mr. Haughey would be stepping down as Chair of the board on December 31, 2022 and that Jo Mark Zurel would become the next Chair of the board, effective January 1, 2023 (see page 54).

(1)	Ms. Crutchfield was appointed to the committee following the annual and special meeting on May 5, 2022.

2023 MANAGEMENT INFORMATION CIRCULAR	33

2 Governance Our board and management acknowledge the critical importance of good governance practices in the proper conduct of our affairs. We routinely review our governance framework against evolving best practices to ensure we maintain our high governance standards. Where to find it 35 Our governance policies and practices 36 About the Fortis board

34	FORTIS INC.

Our governance policies and practices

Fortis is a Canadian corporation continued under the Corporations Act (Newfoundland and Labrador). Our governance practices comply with the corporate governance guidelines in National Policy 58-201 – Corporate Governance Guidelines and our voluntary adoption of several standards set out under SEC Rule 303 and the NYSE governance standards that apply to U.S. issuers.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors comprised of a majority of independent directors. In addition to independent directors, subsidiary boards typically include the subsidiary’s CEO for operating expertise, one or more officers of Fortis and in certain cases an executive of another Fortis operating subsidiary or a Fortis director. This structure ensures that subsidiary boards provide effective independent oversight and administration of their governance and operations with regard to their particular customer needs, regulatory environment and business objectives, while operating within the broad parameters of Fortis policies and best practices.

Fortis governance at a glance

Fortis is committed to meeting all requirements regarding the disclosure of material information. Our disclosure policy sets out principles and procedures to ensure that our disclosure is consistently timely, accurate and broadly disseminated in accordance with applicable law.

Certain of our governance policies are available on our website. You can find a detailed description of how our corporate governance practices align with the applicable rules and standards of the Canadian Securities Administrators and the TSX in Appendix A.

2023 MANAGEMENT INFORMATION CIRCULAR	35

About the Fortis board

Our board of directors is responsible for the stewardship of Fortis and its businesses. The Chair of the board is an independent director and is responsible for providing leadership to the board.

The board works closely with the President and Chief Executive Officer, who has primary responsibility for executive leadership and management of the business.

Three standing committees help the board carry out its responsibilities, and all three committees are made up of independent directors. The board, on the recommendation of the governance and sustainability committee, appoints the committee chairs and the positions generally rotate every four years.

The board chair selection committee, formed in 2021 as an ad hoc committee of the board, was disbanded in 2022 after fulfilling its sole objective of selecting, and recommending to the board, an eligible candidate to succeed Douglas J. Haughey as Chair of the board on or before his retirement, scheduled for May 2023 (see page 54).

Each committee has a written mandate that sets out its responsibilities and areas of focus. Each committee regularly reviews its mandate to ensure it reflects best practices and applicable regulatory requirements.

Committee mandates, along with the position descriptions of the Chair of the board and the President and Chief Executive Officer, are reviewed every two years with the last review in 2022. Changes to committee mandates are approved by the governance and sustainability committee and the board. The committee summaries in this circular set out the governance policies under their respective areas of responsibility.

The board and the committees each meet without management present at every meeting. Mr. Hutchens is not a member of any board committee but is invited to attend committee meetings in his capacity as President and Chief Executive Officer of Fortis. There is no executive committee of the board.

You can read more about meeting attendance on page 29 and the board committees beginning on page 31.

Independence

We believe an effective board must have a majority of independent directors.

Our articles require a minimum of three and maximum of 15 directors on the board. This year we have 12 nominated directors for election at the annual meeting.

The board has determined that 11 of the 12 nominated directors are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in Sections 303A.02 and 303A.07 of the New York Stock Exchange Listed Company Manual. Mr. Hutchens is not independent because he is our President and Chief Executive Officer.

The board meets without its non-independent directors at every meeting.

Position descriptions

We have formal position descriptions for the Chair of the board and the President and Chief Executive Officer that set out their roles and responsibilities.

The role and responsibilities of the committee chairs are described in the mandate for each board committee.

Copies of the position descriptions and committee mandates are posted on our website (www.fortisinc.com).

Strong governance

In 2022 the Fortis board of directors ranked #1 of 226 companies in the S&P/TSX Composite Index in the annual Globe and Mail Board Games ranking of corporate governance practices.

Delivering a cleaner energy future

We are committed to delivering safe and reliable electricity and natural gas to our customers and are working hard to deliver a cleaner energy future.

The governance and sustainability committee oversees our sustainability activities and reporting, and our progress in reaching our GHG emissions reduction targets. You can read more about the committee on page 33 and the carbon reduction measure in our 2022 annual incentive and our performance share unit plan (see pages 75 and 86).

External advice

Fortis pays the cost of any independent external advisors retained by the board or committees.

36	FORTIS INC.

Independent reporting requirements

Our significant operating subsidiaries (FortisBC Energy, ITC, and TEP) as well as FortisBC, FortisAlberta, Newfoundland Power and Caribbean Utilities are reporting issuers with independent governance and reporting obligations under Canadian or U.S. securities laws. Accordingly, each of these subsidiaries has established an audit committee and human resources committee in accordance with applicable rules and policies about matters such as independence and financial literacy.

The boards and relevant committees of each of these subsidiaries also independently prepare and publicly file continuous disclosure documents in accordance with securities rules and form requirements which include, among other things, financial statements and management discussion and analysis (MD&A). The public filings of, or on behalf of, each reporting issuer subsidiary can be accessed on SEDAR (www.sedar.com) or, in the case of ITC and TEP, on EDGAR (www.sec.gov).

Role and responsibilities

The board is responsible for ensuring effective leadership and for providing oversight in several key areas, including strategy, succession planning, leadership diversity, risk management, cybersecurity, sustainability and corporate governance. The board establishes our fundamental policies and standards for business operations, and supervises and evaluates our overall performance and achievement of goals.

Strategy

The board oversees our strategic planning process, reviews and approves the strategic plans, and monitors our progress against our five-year business plan. Time is set aside at each regularly scheduled board meeting to discuss our strategy, our progress and to address and prioritize developments, opportunities and issues that may arise throughout the year.

The board holds an annual strategy session to review and set expectations for growth, identify and consider growth opportunities and provide input on a broad range of risks and risk mitigation measures. In addition to hearing from management, we periodically invite external speakers to provide views on trends and issues that may have an impact on our strategy and risk profile.

The annual session, along with regular progress updates, education sessions and discussions, facilitates clear communication between the board and senior management about our strategy and helps the board ensure that the strategy aligns with stakeholder interests.

Leadership succession

The board considers succession planning for the President and Chief Executive Officer and other executive positions as a continual process, and it is one of its most critical functions. This includes an interim CEO succession plan in the event of an emergency situation.

The human resources committee and the board regularly work on succession planning and our talent management program is an integral part of their efforts. The program enhances our ability to identify, develop and assess individuals across Fortis who may be candidates for executive positions in the future. External candidates are also periodically considered when filling executive roles to ensure we are attracting the best talent.

We announced three executive leadership changes in the last year:

•	the retirement of Nora M. Duke as Executive Vice President, Sustainability and Chief Human Resource Officer effective June 30, 2022 after a 36-year career with the Fortis group

•	the appointment of James R. Reid to the new position of Executive Vice President, Sustainability and Chief Legal Officer effective July 1, 2022, with oversight responsibilities for sustainability, human resources, communications and government relations, in addition to his legal and governance portfolio

•	the appointment of Gary J. Smith to the new position of Executive Vice President, Operations and Innovation effective January 1, 2022, with responsibilities for our innovation priorities and providing leadership in safety, reliability and capital investment across the organization while also overseeing our cybersecurity and technology functions and our Eastern Canadian and Caribbean operations.

You can read more about these changes in the Message to shareholders beginning on page 2.

2023 MANAGEMENT INFORMATION CIRCULAR	37

Leadership diversity

We recognize the value of having a diverse leadership team. Assembling a team with different experiences, perspectives and ideas mitigates the likelihood of group-think bias and improves decision-making. It is also important for our leaders and employee base to reflect the diversity of the communities we serve.

The board and executive diversity policy sets out our philosophy with respect to diversity on the board (see page 50) and in executive leadership.

The board considers diversity when identifying potential candidates for executive officer positions to ensure that a representative list of candidates is included in the group of prospective candidates. We are setting specific corporate-wide executive representation targets for gender and ethnicity and this will form the basis of a DEI performance modifier in our PSU plan beginning in 2023 (see below and page 73).

Diversity is also a key factor in our hiring practices and our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. Diversity includes, but is not limited to, women, Indigenous persons, persons with disabilities and members of visible minorities (see About our practices below). The human resources committee is responsible for ensuring that we respect the objectives of the diversity policy when implementing our talent management strategy and when identifying and evaluating external candidates for executive leadership positions.

Women currently represent 42% of the executive leadership team at Fortis. As of March 8, 2023, Jocelyn Perry was one of only eight female CFOs represented in the TSX 60 and she was one of just 25 female named executive officers in the TSX 60 group of companies.

The Fortis Leadership LAB serves as a hub for talent management and our development program for employees early in their leadership progression. The lab is designed to build mentoring relationships and create exposure to senior leaders across the Fortis group, promote inter-company career mobility and deepen peer relationships. Participants take part in education modules, including a module dedicated solely to DEI, providing participants with tools to be inclusive leaders. Participants also work on a capstone project that directly aligns with our business strategy and objectives.

Fortis-wide diversity council

In 2022 the DEI Advisory Council developed an enterprise-wide action plan to advance racial justice in our business and communities. The plan specifically required all leaders to undertake inclusive leadership and anti-racism training in 2022. The plan specifies actions and associated timelines to achieve four primary goals:

1.	Equip Fortis leadership to lead and be accountable for advancing racial equity
2.	Hire, develop, promote and retain a racially diverse workforce
3.	Cultivate an anti-racism culture that is safe, respectful and inclusive
4.	Seek opportunities for meaningful engagement with racially and ethically diverse communities within our workplace and in the geographies we serve.

The DEI Advisory Council was established in 2020 with diverse, senior-level representation from across Fortis to guide our inclusion and diversity strategy and implementation. It completed foundational work in 2021 and advanced initiatives related to DEI performance metrics, DEI education and workforce diversity data collection in 2022.

Women currently represent 42% of our executive leadership team, including Jocelyn Perry, our EVP, Chief Financial Officer.

Fortis named a gender diversity leader three years in a row

In 2022 Fortis was once again named an honouree, recognized by the Globe & Mail’s Report on Business magazine as one of only 84 corporations in Canada at the forefront of women in leadership positions. Launched in 2020, Women Lead Here is an annual benchmark for gender diversity in Canada.

Linking diversity progress to executive compensation

New in 2022

DEI was added as a new performance measure under our 2022 annual incentive with a 10% weighting. The measure sets expectations for diverse executive representation, DEI education and DEI Advisory Council effectiveness (see page 67).

We collected baseline representation data across all Fortis utilities in 2022. This baseline data is helping us to better understand our diversity profile and the degree to which our executive team is representative of our workforce.

In 2022, for the first time, we disclosed executive diversity representation data beyond gender. Our 2022 sustainability report includes more than 35 new key performance indicators, 19 of which are related to employee and executive diversity metrics.

New in 2023

We are introducing a DEI modifier to the performance assessment under the PSU plan beginning in 2023 (see page 73).

38	FORTIS INC.

We are a signatory to the 30% Club Canada, a group of board chairs and CEOs committed to improve gender balance at the board and senior management levels. The club recognizes that greater diversity leads to better governance and business outcomes and, as a signatory, Fortis commits to meaningful, sustainable gender balance in our leadership.

Establishing baseline diversity representation for our enterprise-wide executive team has been critical to understanding our current profile and supporting the development of executive diversity representation targets (see page 82). An executive diversity survey was conducted across the Fortis group in the first quarter of 2022, the results of which are depicted in the graphic below. The executive diversity data is representative of our enterprise-wide executive team as 100% of Fortis executives participated in this self-identification exercise.

(1)	Approximately 2% of Fortis group executives self-identified as having a disability and 2% self-identified as veterans.

(2)	Representation of ethnic groups other than White/Caucasian is more predominant for executives in the Caribbean.

(3)	Includes 5% of Fortis group executives who represent two or more ethnicities and approximately 1% who did not wish to self-identify.

Details about diversity representation at Fortis over the past three years are provided in our 2022 sustainability report. This document and our board diversity policy are available on our website (www.fortisinc.com).

About our practices

Our inclusion and diversity commitment expresses our commitment across all of our operating utilities to create a workplace that values and encourages inclusion and diversity. We refer to this organization-wide pledge in our code of conduct, which applies to everyone at Fortis (see page 48).

We comply with all applicable equal opportunity, human rights and non-discrimination laws that apply, as well as applicable occupational health and safety and labour standards laws. We support the spirit and intent of international human rights conventions such as the United Nations’ Universal Declaration of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work.

We do not discriminate in our hiring practices and work hard to make sure that our people are treated fairly, compensated appropriately and promoted without discrimination.

The Fortis leadership team has personally committed to demonstrate leadership in advancing DEI, fostering an inclusive culture based on merit and free of conscious or unconscious bias.

In 2020 Fortis signed the BlackNorth Initiative, joining other Canadian public companies in a pledge to take deliberate action to address systemic anti-Black racism and build on our commitment to be an inclusive and diverse workplace.

Committed to high standards

We strive to treat people equally, without differentiating based on race, nationality, culture, ethnicity, Indigenous status, colour, religion, age, gender identity and expression, marital status, family status, sexual orientation, political belief, source of income, ability and disability or disfigurement in our employment practices or hiring of contractors or third-party providers.

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Risk management

Our business is highly regulated and managing our financial and business risks is one of our primary objectives.

Fortis is a holding company and each of our significant operating subsidiaries is governed by its own board of directors with a majority of independent directors. This structure provides a focused, primary level of risk management oversight and governance, while operating within the broad parameters of our policies, guidelines and best practices. Given the regulated nature of the utility industry, the governance policies and compliance reporting of the operating subsidiaries are subject to significant regulatory scrutiny in each of their respective jurisdictions.

The board is responsible for understanding the material risks of our business and the mitigation strategies, and for taking reasonable steps to ensure that management has an effective risk management system in place relative to our risk profile so we can achieve our strategic objectives. This includes an increased focus on sustainability risk enterprise-wide to ensure proper oversight and good governance generally.

Cross-committee membership strengthens risk oversight and reinforces good governance. For example, two members of the audit committee are also members of the governance and sustainability committee, and five members of the audit committee are members of the human resources committee. The Chair of the board is a member of each board committee for continuity and strong oversight.

About ERM

The board, through the audit committee, oversees our enterprise risk management program. Senior management at Fortis and our subsidiaries seek to identify and manage all material risks facing the business by applying a common risk management framework. ERM at the subsidiary level is overseen by each subsidiary’s board – most are composed of a majority of independent directors.

Every year the board receives an ERM risk assessment report prepared by management that outlines strategic risks and related risk mitigation strategies. Material risks identified at the subsidiaries form part of the risk assessment. Management assesses the risk profile quarterly and provides updates to the board throughout the year.

In 2022 the board continued to monitor risks posed by the COVID-19 pandemic, including health and safety of employees and customers and operational and financial risk, while continuing to focus on our capital projects and our focus areas for growth, as well as expectations related to ESG performance. As part of our biennial policy review process, the board approved updates to our governance policies in 2021 to ensure continued strong risk oversight, including our disclosure, anti-corruption and speak up policies, those related to our internal audit function, political engagement and guidelines for hiring employees of the independent auditor, among others. You can read more about the committee activities beginning on page 31.

Related party transactions

The audit committee, on behalf of the board, is responsible for overseeing all related party transactions, which means any transaction between Fortis and an executive officer, director, principal shareholder or their immediate family members. The committee reviews all related party transactions and discusses details with management and others as it deems appropriate. The audit committee must approve all related party transactions and related disclosure. You can read more about the audit committee on page 31.

About environmental and social (E&S) risk

We incorporate climate-related risks in our ERM program and our methodology for assessing business risks captures the long-term nature of climate change.

In 2022 we released our first TCFD and climate assessment report which includes a consolidated climate risk assessment of four climate-related scenarios and associated risks and opportunities.

Both our annual incentive plan and PSU plan have sustainability measures, including measures relating to carbon reduction and climate change (see pages 75 and 86).

Supply chain risk

Like others in our industry, Fortis utilities are experiencing supply chain pressures related to availability of certain key materials and rising costs, which can impact customer bills.

We are mitigating these pressures by:

•	expanding executive responsibility for supply chain coordination to place a higher priority on supply chain management

•	identifying the highest priority key materials to ensure adequate supply and consolidating buying power to improve outcomes

•	adjusting inventory plans to reflect market conditions and supply chain constraints

•	Fortis utilities working more closely with suppliers to create multi-year forecasts and flexible product specifications and align plans with material availability.

In 2022 we also conducted a survey of our top 10 suppliers on topics such as health and safety practices, ethical business practices, environmental performance, climate change preparedness, workforce stability and DEI priorities as an initial step to better understand the sustainability priorities and practices of our largest suppliers.

40	FORTIS INC.

You can find a more comprehensive discussion of risk management beginning on page 25 of our 2022 MD&A, available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Cybersecurity risk management

Our cybersecurity strategy is based on the fundamental pillars of our cybersecurity risk management program (CRMP), increased information sharing and building a culture of security.

Each Fortis utility and the corporate head office has adopted an enterprise-wide CRMP that allows for the identification, measurement, monitoring and management of cybersecurity risks throughout the company. Through board and management oversight, our cybersecurity strategy supports effective enterprise risk management and creates investment opportunities in our subsidiaries. Our Executive Vice President, Operations and Innovation has oversight responsibilities for operations, cybersecurity and our technology functions (see page 85). The Vice President, Chief Information Officer coordinates the CRMP with the leaders of each subsidiary’s IT group. The program mirrors the structure of our ERM framework and focuses on key risks including asset and identity management, threat and vulnerability analysis, situational awareness, information sharing, incident response, supply chain and insider threats. These processes are audited to top information security standards and/or are audited by third party providers. All Fortis subsidiaries have annual cybersecurity training for all of its employees and key contractors. We have an information security risk insurance policy.

Our governance and sustainability committee, on behalf of the board, is responsible for oversight of cybersecurity and receives a report on cybersecurity and technology at each regularly scheduled meeting. The 2022 director education program included a session on cybersecurity (see page 52). Fortis has not had any reportable cybersecurity breaches since we began reporting on cybersecurity in 2018.

Sustainability

We pride ourselves on being a safe and reliable energy provider for our customers and the communities we serve and we are committed to making progress on the sustainability issues most relevant to our business and our stakeholders.

We believe strong sustainability practices result in better outcomes for our business, employees, customers and all our stakeholders. We are primarily a transmission and distribution company so our environmental footprint is relatively small compared to our peers. Nevertheless, we are strongly committed to conducting our business in an environmentally responsible way.

We are delivering on our commitments for a cleaner energy future by focusing on:

•	capital investment in a green and resilient grid to increase capacity and withstand extreme weather and other events

•	shifting away from fossil fuel generation to solar and wind projects

•	production and supply of renewable gas

•	carbon reduction and other environmental stewardship

•	energy efficiency programs

•	research and development for low carbon fuels, such as hydrogen

•	electric vehicle penetration.

Our sustainability commitment

Our corporate sustainability commitment focuses on conducting business in a responsible manner and protecting the environment for future generations.

Our commitment statement has four focus areas:

•	Preserving our environment and combatting climate change

•	Linking our people and sustainability

•	Engaging with stakeholders and communities

•	Ensuring good governance.

To measure our progress, we regularly set and review sustainability focused objectives, targets and programs with a commitment to continuous improvement.

2022 highlights

•	Achieved a 28% reduction in our Scope 1 emissions in 2022 compared to the 2019 base level

•	Announced a 2050 net-zero direct GHG emissions target

•	Advanced our DEI progress, implemented the new measure in the 2022 annual incentive and announced a new DEI modifier in our PSU plan beginning in 2023

•	Advanced our reporting in line with leading sustainability frameworks, releasing our first TCFD and climate assessment report, including analysis of four climate-related scenarios, and fully aligning our sustainability report with applicable SASB standards

•	Amended our $1.3 billion revolving credit facility to become a sustainability-linked loan, which includes pricing adjustments connected to achieving certain targets related to carbon emissions and board diversity

•	Fortis utilities continue to outperform industry averages for safety and reliability performance

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Preserving our environment and combatting climate change

In October 2022 we announced our new five-year 2023-2027 capital investment plan of $22.3 billion, $2.3 billion higher than the previous five-year plan and the largest capital plan in Fortis history. Other than an approximately $500 million increase driven by a higher assumed U.S.-to-Canadian dollar exchange rate over the five-year period, the increase is driven by organic growth, largely reflecting regional transmission projects associated with the Midcontinent Independent System Operator (MISO) long-range transmission plan at ITC, additional cleaner energy investments in Arizona to support Tucson Electric Power’s exit from coal by 2032, and enhancements to distribution reliability and capacity, as well as investments to support customer growth across our regulated utilities.

We expect to invest $5.9 billion in cleaner energy over the next five years, with investments focused on connecting renewables to the grid at ITC, renewable generation and storage in Arizona and the Caribbean, and delivering cleaner fuel solutions in British Columbia.

Aligning with the United Nations Sustainable Development Goals

We have identified six United Nations Sustainable Development Goals (SDGs) that are most relevant to our sustainability priorities:

You can read more about sustainability at Fortis in our 2022 sustainability report on our website (www.fortisinc.com).

Goal to achieve net-zero

We have a goal to achieve net-zero direct GHG emissions by 2050 and a specific plan to achieve our interim targets of 50% GHG emissions reduction by 2030 and 75% GHG emissions reduction by 2035, without the use of carbon offsets. These targets underscore our commitment to sustainability and industry leadership. The pace of our planned 2035 emissions reduction is well below the two-degree Celsius pathway and is aligned with the goals of the Paris Agreement. By 2035, 99% of Fortis assets are expected to be focused on energy delivery and renewable carbon-free generation. We have already achieved a 28% emissions reduction relative to 2019 levels, marking a strong start on our journey towards net-zero.

Achieved 28%
GHG emissions reduction since 2019
2019
2022
50% GHG emissions reduction target
Coal-free generation mix
2030
2032
2035
Net-zero target
(Scope 1)
2050
75% GHG emissions reduction target by 2035
compared to 2019 levels
ADDING CLEAN GENERATION
3,400 MW planned additions of wind,
solar and storage through 2035
PLANNED COAL RETIREMENTS
2022
-170 MW
San Juan
2027
-387 MW
Springerville
Unit #1
2031
-110 MW
Four Corners
2032
-406 MW
Springerville
Unit #2
Actual GHG emissions reduction
Forecast GHG emissions reduction as of January 2023
Illustrative emissions reduction

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TEP’s path to a sustainable energy future

While clean energy initiatives across Fortis utilities will contribute to achieving our targets, Tucson Electric Power (TEP) will be the most impactful among the Fortis group in reducing direct GHG emissions. TEP has an ambitious, realistic and responsible plan to serve customer energy needs and affordably transition its assets to cleaner generation alternatives.

In 2022 TEP retired 170 MW of coal generation and plans to have a coal-free generation mix by 2032. The utility’s coal retirements have been a main contributor of Fortis reducing GHG emissions 28% since 2019. Over the same period, Fortis renewable electricity generation capacity increased 15%, and this capacity is expected to increase further, with TEP planning to add 3,400 MW of wind, solar and storage between 2022 and 2035.

Sustainable electricity

Sustainable electricity focuses on the environmental, economic and social aspects of the electricity business and Electricity Canada has recognized Fortis utilities for their efforts.

Electricity Canada presented the Reliability and Resiliency Award to FortisAlberta (2022) and Newfoundland Power (2021) for their display in excellence in asset management, innovation in reliability, outage communications and overall reliability and resiliency management. Recipient entries are reviewed and evaluated by an external panel of experts drawn from the industry and academia. FortisAlberta also received the 2022 Electricity Canada President’s Award for Safety Excellence in Distribution, which recognizes a company’s strong safety performance in the previous year.

In 2022 FortisBC’s Innovation and Sustainability Ambassador Network received Electricity Canada’s Sustainable Electricity award for its commitment to continuous performance improvement through projects, programs and initiatives. FortisBC’s ambassador network is an employee development and engagement initiative that creates opportunities for employees to think, talk and take action to advance sustainability and innovation across the company.

Sustainable finance initiatives at Fortis utilities

•	FortisBC, TEP and ITC have each issued green bonds in the last few years, supporting our corporate sustainability commitment.
•	FortisBC has incorporated sustainability-linked performance targets to establish a market-leading sustainability-linked credit facility, which enables fees to be adjusted based upon FortisBC’s performance in two sustainability-related areas, namely annual GHG emissions reduced through renewable and low carbon gas displacing conventional natural gas volumes, lowering customers’ GHG emissions, and increased focus on projects with meaningful and equitable Indigenous participation.

Reducing carbon emissions at Fortis utilities

•	TEP is focused on reducing its Scope 1 emissions from fossil fuel generation 80% by 2035 compared to 2005. By 2032, TEP will have a coal-free generation mix and have eliminated the use of surface water for power generation and groundwater use will be reduced by 70%. It plans to provide more than 40% power delivered from wind and solar power and battery storage in 2030 and more than 60% in 2033. TEP’s longer term focus is on improving the efficiency of natural gas units, using lower carbon fuel and preparing units for future hydrogen injection.
•	FortisBC continues to increase use of renewable and low carbon gases while investing in more efficient energy use by its customers. In recent years FortisBC has experienced its largest annual increases in renewable gas supply and has signed more than 30 supply agreements. In 2022 FortisBC announced a partnership for a new pilot project that will use an innovative technology for the first time in North America to produce zero-carbon hydrogen from natural gas. The utility also announced the signing of an equity ownership agreement with the Musqueam Indian Band with a shared goal to develop a world-leading LNG facility that will result in beneficial outcomes for Musqueam and the region.
•	Central Hudson is focused on the electrification of its fleet – 10% by 2025 and 50% by 2030. Central Hudson was one of the first utilities in the U.S. to purchase two all-electric bucket trucks, which will save approximately 1,000 gallons of diesel fuel annually, and it has purchased four hybrid utility bucket trucks that will save approximately 500 gallons of diesel fuel annually. At the end of 2022, it had 17 EVs, which equates to one-quarter of its 2025 target.
•	Maritime Electric in Prince Edward Island established a new target in 2022 to reduce GHG emissions 55% by 2030.
•	Planning, siting and building new transmission infrastructure can take much longer to complete in comparison to renewable generation. ITC is the largest independent electricity transmission company in the U.S. and is taking action now to plan and prepare for the needs of the energy grid of the future. ITC is working with industry partners across its seven-state footprint to ensure that critical transmission infrastructure is reliable and resilient when renewable energy projects come online. For example, in Michigan, ITC recently worked with developers of the state’s largest solar array to bring 239 MW of solar online in three phases from 2020 to 2022. ITC is also a partner on a high-voltage transmission project that will connect northeast Iowa and western Wisconsin, a project that is key to connecting renewable energy to the grid.

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Reducing carbon emissions at Fortis utilities (continued)

•	Fortis utilities are advancing EV adoption and building infrastructure including FortisBC, Central Hudson, Maritime Electric and ITC. They are also partnering with community groups and public organizations, such as bus transportation services, to electrify fleets. Early in 2023, FortisAlberta launched the Electric Vehicle Smart Charging Pilot project, the first of its kind in rural Alberta, to gather data on EV charging requirements to better manage increasing energy demands and optimize the grid.
•	FortisBC’s renewable natural gas (RNG) program includes several firsts: its partnership with Seaspan Ferries, the first Canadian marine company to pilot the use of RNG in one of its LNG-powered vessels, more than 30 supply agreements with RNG suppliers including a new RNG supplier from the U.S., and recognition as the first utility in North America to offer RNG to customers. FortisBC has also submitted a regulatory proposal where every newly constructed building connected to the gas system in the province of B.C. would automatically receive 100% RNG for the lifespan of the building – a regulatory first in North America.

You can read more about our pathway to net-zero and our progress in our 2022 sustainability report on our website (www.fortisinc.com) and on the websites of the Fortis utilities.

Linking our people and sustainability

Supporting our employees

Employee safety remains a priority and guides every decision. We continue to outperform industry averages for safety and reliability performance and strive to always improve our safety practices (see page 80 to read about our safety performance in 2022).

We keep decision-making local, act with agility and share lessons learned across the Fortis group in real time. Each utility has business continuity and crisis communications plans which are updated and tested on a regular basis, and our four crisis response priorities established in early 2020 – health and safety, operations, working remotely and supply chain – remain core operational priorities.

We continue to improve our operating practices based on employee needs and utility requirements to keep our employees safe and well. We have increased communications with and between employees to include information on a wide range of issues and we enhanced employee wellness and engagement with fitness and health promotions, ergonomic assessments, expansion of employee and family assistance service offerings, mental health offerings, periodic surveys and touch points, among other things. Further, all employees across the Fortis organization are eligible to receive paid sick leave.

We have also devoted considerable attention to career development, filling roles from within to advance opportunities for our people and to support our retention efforts. The majority of job vacancies are filled by existing employees.

Excellence in people management

FortisTCI has been reaccredited with Silver Certification for the Investors in People Framework, an internationally recognized standard for excellence in people management.

The accreditation recognizes FortisTCI’s use of people-centred principles, which have been applied consistently across the business, with employees experiencing the benefits. Silver status is achieved by only 15% of organizations assessed by the Investors in People (IIP) Framework and FortisTCI has received two consecutive silver rankings.

The assessment is conducted every three years and the process includes an all-employee survey and individual interviews with a group of randomly selected employees. Themes examine the way companies lead and inspire teams, live the organization’s values and behaviours, empower and involve employees, manage performance, recognize and reward high performance, structure work, build capacity, deliver continuous improvement and create sustainable success.

Maintaining constructive union relations

Fortis utilities strive to maintain good employee relations and regular communications and collaboration between union and management leaders. More than half of the 9,200 employees across our group of companies are represented by a labour union.

If employee relations issues arise, unionized employees have access to grievance procedures for internal dispute resolution, which provides an opportunity for a timely and fair resolution. In 2022 there were no work stoppages and 95% of grievances were resolved without arbitration.

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Contractor safety

All contractors are required to share our commitment to conduct work in a safe manner. Contractors must demonstrate a strong safety program with a high level of training centered around a proactive approach to risk management. Historical safety performance is a consideration when selecting successful contractors. Contractors are required to report all on-site incidents related to work carried out as quickly as possible to the appropriate company representative.

Contractor safety and environment summit

FortisAlberta held its 10th annual Contractor Safety and Environment Summit in 2022, providing a forum to share ideas and stories that help keep workers, customers and communities safe.

Engaging with stakeholders

We engage with industry, investors and the community as part of good governance and our sustainability commitment.

Industry

Investment in research and development is critical to achieve a cleaner energy future. Fortis is an active participant in various industry initiatives to advance learning, develop a more innovative mindset and gain access to the latest research, innovation and technology in our industry.

Shareholders

Our shareholder engagement policy describes our commitment to transparency and facilitates communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices. Representatives of the board hold formal meetings periodically with shareholder representatives. We also hold an advisory vote on executive compensation (say on pay) every year to engage regularly with shareholders on this important matter. See page 57 to read more about our engagement activities.

Community

We are committed to supporting the communities where we live and work. Our community pillars focus on arts and culture, education and social development. In 2022 the Fortis group of companies invested $9.7 million in communities we serve. You can read more about our community investment in our 2022 sustainability report on our website (www.fortisinc.com).

Strong industry involvement

We are investing in innovation and new technologies to support our industry and enable a low-carbon economy.

Electric Power Research Institute (EPRI)

Fortis is an engaged partner in EPRI, an independent non-profit energy research and development organization. One example of our partnership is our participation in the Low-Carbon Resources Initiative, a joint project with EPRI and GTI Energy to identify and accelerate the development of promising low-carbon technologies.

Energy Impact Partners (EIP)

Since 2016 Fortis has been an investor in EIP, a strategic venture capital firm focused on innovation and the transition to a sustainable future. In addition to EIP’s flagship funds, we also participate in EIP’s Elevate Future Fund to advance DEI in the energy transition and its Deep Decarbonization Fund, which targets early-stage, revolutionary technologies that accelerate the clean energy transition.

FortisBC’s Clean Growth Innovation Fund

FortisBC has committed almost $5 million annually from 2020 to 2024 to invest in projects that will help decarbonize its gas supply and accelerate climate action. One of the first projects will explore the use of hydrogen in FortisBC’s gas system. Research with the University of British Columbia’s Okanagan campus continues to better understand how to safely blend hydrogen, and other low carbon gases, into the gas system. The fund will also support projects related to RNG, carbon and methane capture technologies, energy efficiency, fuel cell and remote power technologies.

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Building relationships with Indigenous communities

Bringing clean energy to First Nations communities

The Wataynikaneyap Transmission Power Project began construction in 2019 and is constructing approximately 1,800 kilometres of transmission lines to connect 17 remote First Nations communities to the Ontario power grid for the first time. The project is expected to be completed in 2024, replacing diesel generation with clean grid energy and reducing emissions by an estimated 6.6 million tonnes over 40 years. The project is also developing local workforce skills, including training for women, and delivering economic benefits to First Nations communities. Fortis has a 39% ownership interest and we are the project manager. Wataynikaneyap Power was voted the leading Clean50 Top Project at the Clean50 Summit held in 2021 and The Globe and Mail named CEO Margaret Kenequanash a 2022 Changemaker, one of 50 individuals selected from hundreds of submissions from across the country.

Contractor training

FortisAlberta serves customers located on 20 First Nations and two Métis Settlement lands and traditional territories. It provides Indigenous training for contractors completing work on behalf of the company on settlement lands and traditional territories.

PAR certification

FortisBC serves 58 First Nations communities across 150 traditional territories in the province. The utility is pursuing a certification in Progressive Aboriginal Relations (PAR) with the Canadian Council of Aboriginal Business (CCAB). The certification program confirms corporate performance in Indigenous relations and reflects best practices in corporate social responsibilities. FortisBC has been increasing its recruitment efforts, seeking out Indigenous-owned businesses to work with on major infrastructure projects and created an Indigenous employee circle that discusses topics such as language, traditional protocols and mentorship opportunities. FortisBC has been focused on indigenous relationships for many years and entered into a long-term equity partnership with two First Nations communities when its Mt. Hayes LNG storage facility was commissioned in 2011.

Broadening understanding

Employees and senior management across the Fortis group are completing Indigenous awareness training to increase our collective learning, support and respect of Indigenous peoples, their land, culture, traditional values and rights. In 2022 Fortis employees participated in a two-day cultural awareness training session arranged by Wataynikaneyap Power CEO, Margaret Kenequanash, and her team. Guests included Elders and others who presented, sang, shared stories and engaged with the group on a range of topics, including Indigenous traditions and ceremonies, traditional spirituality, language and communication, residential schools, land access protocols, land management, treaties and education systems.

Supporting future generations

The new Future Generations scholarship program sponsored by FortisOntario and Wataynikaneyap Power offers $10,000 in funding for members of Wataynikaneyap Power’s 24 owner First Nations who are enrolled in a post-secondary or trade program and are interested in pursuing a career in the Ontario energy sector.

Ensuring good governance

Sustainability strategy and progress on commitments are discussed at regular board meetings and the annual strategy session. Board education sessions held throughout the year include sustainability-related topics.

Board oversight

Our governance and sustainability committee receives a report on sustainability at each regularly scheduled meeting. It reviews our short- and long-term sustainability objectives and our progress against these objectives, programs and practices designed to promote sustainability, and advises the board on the status and adequacy of efforts to ensure business is conducted in a manner that meets high standards of sustainability.

Sustainability governance at a glance

•	Board of directors ─ responsible for risk management oversight and ensuring business is conducted to meet high standards of environmental and social responsibility

•	Governance and sustainability committee – provides sustainability oversight, including reviewing programs designed to promote sustainability

•	Human resource committee – assesses sustainability performance under the incentive compensation plans and oversees our approach to employee talent management, training and development and wellness

•	Audit committee – oversees ERM and governance relating to the audit function, our financial reporting and finance matters generally, as well as internal controls and processes associated with our sustainability disclosure

•	President and CEO ─ responsible for the long-term success of Fortis and our sustainability strategy

•	Executive Vice President, Sustainability and Chief Legal Officer ─ responsible for enterprise-wide sustainability and stewardship and our corporate governance standards and practices

•	Utilities ─ responsible for establishing sustainability objectives within the broader Fortis strategy and implementing local operational aspects of sustainability

•	Sustainability strategy group ─ includes senior Fortis utility executives who help guide corporate-wide sustainability strategy and priorities

•	Fortis cross-functional groups ─ deal with operational and core subject matters and identify opportunities for collaboration across the group of companies

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Subsidiary sustainability

Each operating subsidiary has a comprehensive environmental management program aligned with ISO 14001 and regularly sets and reviews environmental objectives, targets and programs.

As part of the regulatory process, each operating subsidiary continually engages with stakeholders, including community groups, regulators and customers, to discuss the environmental impact of delivering safe, reliable, efficient energy to customers in communities where we operate.

Our corporate environmental statement sets out our commitment to comply with all applicable laws and regulations relating to the protection of the environment, regularly conduct monitoring and audits of environmental management systems and seek feasible, cost-effective opportunities to decrease GHG emissions and increase renewable energy sources.

Sustainability reporting

We align our reporting with widely recognized sustainability and climate change standards and recommendations. We also consider the feedback received from investors and other stakeholders to enhance our disclosure.

We produce a comprehensive sustainability report every two years and report annually on key performance indicators. The report covers our 10 utility operations throughout North America and contains information and data on the environment, governance, customers, our people and community engagement. Our 2022 sustainability report, released in July 2022, provides an update on our sustainability strategy and includes more than 35 new key performance indicators and comprehensive diversity data on employees across the Fortis group of companies. The report fully aligns with applicable SASB standards.

Fortis is an official TCFD supporter and we released our first TCFD and climate assessment report in March 2022. The report aligns with the four pillars of the TCFD framework and includes analysis of four climate-related scenarios to identify risks and opportunities.

We also report using the Edison Electric Institute (EEI) ESG/sustainability reporting template, which provides more uniform and consistent data and information for utility companies. The Global Reporting Initiative (GRI) Standards also guide the content of our sustainability reports and we present GHG emissions in accordance with the GHG Protocol Corporate Accounting and Reporting Standards. All of our sustainability reports and updates are available on our website (www.fortisinc.com).

The governance and sustainability committee oversees our sustainability activities and reporting and our progress in reaching our GHG emissions reduction targets. The audit committee oversees our internal controls and processes associated with the release of our sustainability disclosure. You can read more about these committees on pages 31 and 33. You can read more about the ESG leadership measure in our 2022 annual incentive and the carbon reduction measure in our performance share unit plan on pages 81 and 88.

Our expectations of directors

We expect our directors to commit a significant amount of time to their role and carry out their duties with a high degree of professionalism. Prior to a candidate’s nomination, the chair of the governance and sustainability committee and the Chair of the board meet with the candidate to discuss the specific responsibilities of serving on our board, the importance of personal integrity and ethical behaviour, the nature of work done by our board committees, the expected workload and the necessary time commitments. These discussions are revisited with each director during the annual director assessment process. This ensures all directors understand our expectations and will carry out their responsibilities in accordance with our high standards.

Integrity

We are committed to the highest standards of ethical business practice and conduct and have zero tolerance for unethical conduct or breaches of integrity,

Our board’s conduct is grounded in its duty to act in the best interests of Fortis and its stakeholders. We also expect our directors to act ethically, conduct themselves in accordance with our policies and avoid any conflicts of interest.

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Our code of conduct applies to employees, officers and directors and, where feasible, to consultants, contractors and representatives of Fortis and each Fortis subsidiary. The code sets out different ways someone can report a concern or possible infringement, including methods for filing a report anonymously. The audit committee oversees the reporting process as outlined in our speak up policy, while the governance and sustainability committee oversees and administers the code and reviews it regularly.

Changes to the code are approved by the board. The code was updated in 2021 and the new version went into effect on January 1, 2022. A copy is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The code is supported by other policies including our anti-corruption policy, respectful workplace policy and speak up policy, all of which were updated in 2021. You can find our key policies and read more about corporate governance at Fortis on our website (www.fortisinc.com).

Accessible code of conduct

Our code of conduct is a comprehensive guide to ethical and professional behaviour at Fortis. The code is in plain language and is user friendly.

All employees certify that they have read and understand the code and receive training on the code.

While each Fortis subsidiary adopts its own code, the general principles and spirit of the Fortis code of conduct apply universally across the entire Fortis organization.

Attendance and responsibilities

We believe that an active board governs more effectively. We expect all directors to attend all regularly scheduled meetings of the board, their committee meetings and the annual meeting of shareholders. All directors had 100% board meeting attendance and an average of 99% committee meeting attendance in 2022.

The President and Chief Executive Officer is not a member of the committees of the board and is invited to attend meetings in his capacity as President and Chief Executive Officer (see page 29).

We recognize that directors may receive short notice about special meetings, but we expect directors to make their best efforts to attend them. Directors can participate in meetings virtually if they cannot attend in person. The majority of board and committee meetings in 2022 were held in person.

Share ownership

We require our directors to own equity in Fortis so they have a vested interest in our future success. Directors must own three times their annual retainer in Fortis equity within five years of joining the board. Directors can count common shares and/or DSUs toward meeting the guideline. Our newer directors – Ms. Durocher, Ms. Manes and Ms. Crutchfield – are building their equity ownership as shown in the table below.

The table shows each director’s equity ownership as at March 17, 2023 and their holdings for the previous year. It does not include Mr. Hutchens because he is required to meet our share ownership requirements for executives (see page 67).

	Equity ownership March 17, 2023		Equity ownership March 18, 2022		Net change		Market value	Multiple of		Year to meet
	Common shares	DSUs	Common shares	DSUs	Common shares	DSUs	March 17, 2023 (1)	2022 annual retainer		share ownership requirement
Tracey C. Ball	4,950	29,791	4,950	26,293	–	3,498	$2,011,851	7.8	x	–
Pierre J. Blouin	2,380	25,998	2,380	22,642	–	3,356	$1,643,370	6.4	x	–
Paul J. Bonavia	–	12,959	–	10,093	–	2,866	$750,456	2.6	x	2023
Lawrence T. Borgard	5,258	16,216	5,258	13,229	–	2,987	$1,243,559	4.3	x	–
Maura J. Clark	2,000	23,144	2,000	19,898	–	3,246	$1,456,089	4.7	x	–
Lisa Crutchfield	–	1,900	–	–	–	1,900	$110,029	0.7	x	2027
Margarita K. Dilley	2,040	20,456	2,040	17,310	–	3,146	$1,302,743	4.5	x	–
Julie A. Dobson	2,200	12,959	2,200	10,093	–	2,866	$877,858	3.0	x	–
Lisa L. Durocher	–	8,227	–	3,524	–	4,703	$476,426	1.9	x	2026
Douglas J. Haughey	10,000	55,022	10,000	49,183	–	5,839	$3,765,424	9.2	x	–
Gianna M. Manes	–	9,743	–	4,241	–	5,502	$564,217	1.9	x	2026
Donald R. Marchand(2)	2,000	–	–	–	2,000	–	$115,820	–		2028
Jo Mark Zurel	10,000	19,936	10,000	16,385	–	3,551	$1,733,594	6.8	x	–

(1)	Based on $57.91, the closing price of our common shares on the TSX on March 17, 2023.

(2)	Mr. Marchand is a first-time nominee to the board.

48	FORTIS INC.

Serving on other boards

As board and committee service requires significant time and attention for a director to properly fulfill his or her responsibilities, we limit the number of public company directorships of members of our board. Directors consult with the Chair of the board and the President and Chief Executive Officer before accepting directorships on other boards.

Directors are not permitted to serve on the boards of more than four public companies (including Fortis) except in unusual circumstances approved by the governance and sustainability committee in consultation with the Chair of the board, the President and Chief Executive Officer and the Chief Legal Officer.

Members of the audit committee may not serve on more than three public company audit committees (including Fortis) without the board’s approval.

Board interlocks

The board avoids having more than two board interlocks at any given time, subject to exceptions that may be granted in certain circumstances by the Chair of the board, in consultation with the governance and sustainability committee, the President and Chief Executive Officer and the Chief Legal Officer. New director candidates will not be invited to join our board if the appointment would result in more than two board interlocks (or an increase in the number of directors involved in an existing interlock).

We will no longer have a board interlock when Mr. Haughey retires from our board at the end of the 2023 annual meeting. He and Ms. Manes serve together on the board of directors of Keyera Corporation, an unrelated public company. Some of our directors serve together on the board of a Fortis operating subsidiary (see page 35 for details about our governance structure).

You can read about the other directorships and committee memberships of our director nominees in the profiles beginning on page 17.

Proceedings

From October 2018 until April 2021, Maura J. Clark served on the board of directors of Garrett Motion Inc. (Garrett), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.

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Board composition

Our objective is to assemble a board with the range of skills, expertise and experience it needs to carry out its responsibilities effectively. The composition of the board should strike a balance between the need for experienced directors and deep knowledge of the organization and the importance of board renewal and new perspectives.

The governance and sustainability committee reviews the board profile every year, including the average age, tenure of individual directors and the representation of various areas of expertise, experience and diversity.

Board diversity

We believe that a diverse board is a strong board. Our board and executive diversity policy sets out our principles and objectives for diversity on our board and among our leadership and supports our commitment to DEI.

This year’s 12 nominated directors are a diverse group of talented individuals representing varying age groups, tenure and residency, as well as gender and ethnic diversity. Seven of the nominated directors are women, two nominees identify as visible minorities and one nominee is a U.S. veteran. None of the director candidates self-reported as a person with a disability. The graphic below shows the composition of the board, assuming all nominated directors are elected. This disclosure is derived from information provided by the nominees, collected on a voluntary basis with an option to not respond.

Gender diversity

This year’s proposed board represents 58% female and 42% male director nominees.

We continue to strive to increase all aspects of diversity on our board while seeking out the best qualified candidates for the stewardship of Fortis and its businesses.

73% of Fortis utilities have either a female CEO or board chair.

Our board and executive diversity policy formalizes our commitment to diversity. The policy was updated in 2021 to require that women represent at least 40% of the board’s independent directors. Increasing gender diversity on our board has been a priority over the past five years and we first reached gender equality on the board in 2021.

The updated policy also sets goals for representation of visible minorities and/or Indigenous persons on our board and to have at least two directors represent either or both underrepresented groups by our 2023 annual shareholder meeting, which we achieved in 2022.

The governance and sustainability committee reviews board diversity on a regular basis and considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing matters related to board composition and renewal. The board selects the best candidate or candidates based on qualifications and the overall mix of skills and attributes, with a commitment to diversity.

Board diversity targets

•	Minimum of 40% female representation (achieved in, and maintained since, 2018)
•	At least two directors who identify as visible minorities and/or Indigenous persons (achieved in 2022, ahead of our 2023 target)

50	FORTIS INC.

Our subsidiary boards are also diverse and represent a mix of White/Caucasian (85%), Black/African (6%), Hispanic/Latino (3%), Asian or Pacific Islander (1%), Native American/Indigenous (1%) and people who identify with two or more ethnicities (4%). Women represent 44% of the members of our subsidiary boards.

Skills and experience

The composition of the board addresses all critical skills and experience necessary to be highly effective. We use a skills matrix to identify key skills and gaps for the board of a publicly traded electric and gas utility holding company of Fortis’ size and geographic footprint. The matrix gives a snapshot of the skills and experience of the board based on an annual self-assessment by each director.

The governance and sustainability committee reviews the skills and experience selected by each director and is satisfied that the directors possess skills in these areas. Each director’s skills and experience are also included in their director profiles beginning on page 17.

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In addition to the skills and experience in the matrix, all directors must have a reputation for ethical business conduct and be able to dedicate sufficient time and attention to properly fulfill his or her responsibilities to Fortis.

Director development

The governance and sustainability committee is responsible for oversight of director orientation and continuing education, and reviews current trends and topics against the skills and experiences of directors to develop our director development program (see the board profile on page 16 and skills matrix on page 51).

Orientation

A new nominee is invited to attend a meeting of the board as an observer prior to their appointment or election as a director. They also attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. The Chair of the board and the chair of the governance and sustainability committee attend these sessions to provide direct insight into the role and functioning of the board and its current priorities, and all members of the board are also invited. A new nominee is also offered one-on-one sessions with the executive management team and additional sessions on topics of their choosing.

New nominees and directors have access to the director’s manual which includes the board and committee mandates, corporate governance guidelines, code of conduct and other company policies, and extensive information about Fortis and the industry.

Continuing education

All directors are expected to maintain a current understanding of our business, the regulated utility sector, strategic initiatives and energy trends. Directors receive education in a number of ways through our continuing education program, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and emerging trends and issues, and ongoing distribution of relevant information.

The governance and sustainability committee oversees the program and works with management and the Chair of the board to determine topics for the year. In 2022 directors received presentations and updates on a broad range of topics, organized as formal education or strategy education sessions as summarized in the table below.

2022	Formal education	Description	Attendees
February	Virtual	Transportation electrification (Gary Smith and Kevin Woodbury – Fortis and Mark Warren – FortisBC Inc.)	All directors
May	In person St. John’s, NL	Investment perspective and outlook for 2022 (Lisa Shalett, Morgan Stanley)	All directors
July	In person Calgary, AB	The forces shaping our energy evolution (Peter Tertzakian, ARC Energy Research Institute)	All directors
September	In person Vancouver, BC	Energy sector cyber threats and trends in operations technology (Robert Lee, Dragos Inc.)	All directors
November	In person Tucson, AZ	TEP’s Integrated Resource Plan (Erik Bakken and Chris Norman – UNS Energy)	All directors
2022	Strategy education	Description	Attendees
July	In person Calgary, AB	The decarbonization challenge – Investing in a resilient and affordable future (Gary Smith and Kevin Woodbury – Fortis and Neva Espinoza – EPRI)	All directors

Many of our directors also attend outside courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the board.

Assessment and renewal

Assessment

The board carries out an annual assessment of the board, committees and directors.

The evaluation process includes director attendance and performance and helps the governance and sustainability committee and the board assess overall board performance and the contributions of each director. It also helps identify gaps in skills and educational opportunities, which are key areas for developing the board’s succession plan and recruiting potential director candidates.

The governance and sustainability committee leads the process, as set out in its mandate, and works with the Chair of the board on the assessment process.

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The annual assessment has four components:

Each director completes a comprehensive survey and rates the effectiveness of:

•	the board and each committee of which they are a member

•	the Chair of the board

•	the board and committee processes

•	the board’s relationship with management.

Directors can also provide suggestions for improvements on any of the above items.

Each director completes a self-assessment of his or her skills and experience in key areas for serving on our board, which is reviewed by the governance and sustainability committee (see the skills matrix on page 51).

The Chair of the board meets privately with each director to solicit peer evaluation and general feedback. This past year, in order to ensure an effective transition of the board Chair role, Doug Haughey and Jo Mark Zurel conducted these meetings together.

The chair of the governance and sustainability committee prepares a summary of the results and presents it to the committee for review and discussion of the proposed recommendations before presenting the report to the board. Any recommendations approved by the board are implemented by the governance and sustainability committee. Progress is tracked by both the committee and the Chair of the board.

The chair of the governance and sustainability committee chairs part of a meeting of the board without the Chair of the board present to discuss his performance. The committee chair then meets with the Chair of the board to provide feedback.

Renewal

The governance and sustainability committee oversees board succession planning, including committee composition, Chair and committee chair succession and it also oversees the director recruitment and nomination process to fill vacancies and plan for projected retirements as directors near the retirement age or term limit. The committee regularly reviews succession planning, monitors director attendance and performance and maintains information about our directors and potential director candidates. Information about our current directors includes our skills matrix, diversity criteria, independence assessments, tenure, other board commitments, equity ownership and other relevant information.

The committee periodically engages an external consultant to support long-term board succession planning.

The committee conducts the director candidate search, often with the assistance of an external consultant or search firm. The committee considers suggestions from various stakeholders and also looks at our subsidiary boards as a potential source of qualified director candidates. Subsidiary boards have been the source of three of this year’s nominees.

Potential director candidates are reviewed by the governance and sustainability committee. The committee considers candidates based on:

•	their skills and experience, assessed against our skills matrix

•	independence

•	our diversity criteria, including age, gender, ethnicity and residency.

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The Chair of the board and the chair of the governance and sustainability committee meet and interview suitable director candidates. Potential nominees meet the CEO and board before the board approves their nomination as directors.

The governance and sustainability committee has conducted two director searches in the last two years working with an external consultant. The most recent search focused on identifying a suitable candidate who is Canadian and has strong financial expertise, executive experience working in large corporations similar in size and complexity to Fortis or accounting or consulting firms, and specific sector experience, among other things.

The board has a guideline of rotating the committee chairs every four years as a good governance practice. The board rotated the chair of the governance and sustainability committee in 2020, the audit committee in 2021 and the human resources committee in 2022.

Tenure and term limits

We have term limits for members of the board to help ensure independence, a diversity of views and fresh insight.

Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. Exceptions may be made by the board if it is in the best interests of the company and the director has received solid annual performance evaluations, has the necessary skills and experience, and meets the other board policies and legal requirements for board service.

Directors can also serve on the board of one of our subsidiaries and are subject to the term limits of the specific subsidiary. Term limits vary by subsidiary but are generally up to 10 years or until the director turns 72, whichever is earlier.

Board chair selection process

Douglas J. Haughey will retire from the board in May 2023 after serving 14 years as a Fortis director, including six years as Chair of the board. In July 2022 the board announced that Mr. Haughey would be stepping down as Chair of the board on December 31, 2022 and that Jo Mark Zurel would become the next Chair of the board, effective January 1, 2023.

As disclosed in our 2021 management information circular, the board approved a two-year extension of Mr. Haughey’s maximum term limit to manage the transitions of the CEO and Chair roles on the recommendation of the governance and sustainability committee.

In 2021 an ad hoc committee of the board was established to assist in overseeing a process for selecting and recommending an eligible candidate to succeed Mr. Haughey as Chair of the board. The committee was made up four independent directors and chaired by Mr. Haughey. The members brought a mix of skills and experience to the committee through senior leadership roles in utilities and energy, regulated businesses and public policy, and directorships on the boards of Fortis subsidiaries and unrelated public companies. The committee’s formal mandate included establishing selection criteria based on the position description for the Chair of the board, establishing a process for evaluating and considering potential candidates, conducting investigations, surveys or interviews to evaluate potential candidates, providing regular status updates to the board, and recommending an eligible candidate to the board. The committee met a total of five times, including three times in 2022. It was disbanded in 2022 after fulfilling its mandate.

Mr. Zurel brings a wealth of business and board experience to his position as Chair of the board and has been a Fortis director since 2016. He has served on the audit committee and human resources committee, including as chair of the human resources committee from 2018 to 2022. He served on the board of directors of Newfoundland Power Inc. from 2008 until 2016, including as Chair from 2012 to 2016. Mr. Zurel graduated from Dalhousie University with a Bachelor of Commerce, is a Fellow of the Association of Chartered Professional Accountants of Newfoundland and Labrador and holds an ICD.D designation from the Institute of Corporate Directors.

You can read more about Mr. Zurel on page 28 and the board chair selection committee on page 33.

54	FORTIS INC.

Director compensation

Director compensation is designed to attract and retain highly qualified people who can carry out the responsibilities of the board.

Our director compensation has three components:

•	an annual board equity retainer (accounts for a higher proportion of the board retainer, granted as DSUs)

•	an annual board cash retainer

•	an annual committee cash retainer for each committee the director serves on or chairs.

Benchmarking

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests.

Effective January 1, 2021, the board approved an increase in the director cash and equity retainers as well as the audit and human resources committee chair retainers to position them at the median of our comparator group. This follows the 2020 assessment by Willis Towers Watson (WTW), which compared the level of director compensation at Fortis to that of the comparator group of publicly traded North American industrial and utility companies used to benchmark pay levels for our senior executives.

The table below shows the 2022 director fee schedule compared to the previous year. It also shows the annual retainer for the members and chair of the board chair selection committee, an ad hoc committee established by the board in 2021 (see page 33). Following a review of director compensation in 2022, director compensation was amended to remove committee fees and provide a flat-fee structure for 2023 as shown in the table below. In addition, compensation for committee chairs is now consistent across the three committees.

Fees are paid quarterly, and directors can choose to receive their cash retainer in DSUs. The Chair of the board receives a higher retainer because of the increased scope of responsibilities and does not receive committee member retainers.

Our President and Chief Executive Officer receives executive compensation (see page 70) and does not receive director compensation as a member of the Fortis board.

Director fee schedule

	2023(1)	2022	2021
Board Chair cash retainer	$180,000	$160,000	$160,000
Board Chair equity retainer (received as DSUs)	$245,000	$245,000	$245,000
Director cash retainer	$120,000	$100,000	$100,000
Director equity retainer (received as DSUs)	$150,000	$135,000	$135,000
Committee member retainers
Audit committee member	–	$10,000	$10,000
Governance and sustainability committee member	–	$7,500	$7,500
Human resources committee member	–	$7,500	$7,500
Board chair selection committee member (ad hoc committee) (2)	–	$4,382	$4,382
Committee chair retainers
Audit committee chair	$25,000	$25,000	$25,000
Governance and sustainability committee chair	$25,000	$15,000	$15,000
Human resources committee chair	$25,000	$20,000	$20,000
Board chair selection committee chair (ad hoc committee) (2)	–	$4,382	$3,200

(1)	Director compensation was reviewed in 2022. Effective January 1, 2023, separate committee member retainers were removed and replaced with the all-in director retainer. Separate committee chair retainers were maintained but standardized with each committee chair receiving an annual retainer of $25,000.

(2)	Special retainer for serving on the board chair selection committee, an ad hoc committee established by the board in 2021 (see page 33). The 2021 retainer is a pro rata portion of the annual retainer of $7,500 from the time the committee was formed. A prorated amount was paid to committee members in 2022 for the period the ad hoc committee remained active.

Directors do not participate in our stock option plan, incentive plans or pension plans.

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About DSUs

Directors receive part of their compensation in DSUs.

Each DSU is a notional unit that tracks the value of a Fortis common share and earns dividend equivalents at the same rate as dividends paid on our common shares. DSUs can only be redeemed for cash when the director retires from the board or any other role with Fortis. Directors who are Canadian residents can redeem their DSUs in as many as four instalments until December 15 of the year following retirement. Directors who are U.S. residents have their DSUs redeemed on the 90th day following retirement.

We calculate the amount of the payment by multiplying the number of DSUs by the volume weighted average trading price of our common shares on the TSX for the five trading days ending on the redemption date. We grant DSUs to directors who are U.S. residents using the volume weighted average trading price of our common shares on the NYSE and make the payment in US dollars.

The DSU plan also allows the board to grant additional DSUs as compensation to directors from time to time under special circumstances. The board has not used its discretion to grant additional DSUs.

In 2022 Ms. Durocher and Ms. Manes elected to receive optional DSUs in lieu of their annual director cash retainer.

Directors must own Fortis shares

We require our directors to own Fortis equity so they have a vested interest in our future success and to align director and shareholder interests.

Directors must own three times their annual retainer in Fortis shares within five years of joining the board. They can count DSUs to meet the requirement (see page 48).

The table below shows the directors’ 2022 compensation, including the portion they received as DSUs and the split between the equity grant and amount of the cash retainer they elected to receive as optional DSUs.

	2022 Total	% received as DSUs	Breakdown of DSU grant
	compensation	(excludes reinvested dividends)	Equity retainer	Optional DSUs
Tracey C. Ball	$416,065	32%	100%	0%
Pierre J. Blouin	$308,726	44%	100%	0%
Paul J. Bonavia	$313,942	43%	100%	0%
Lawrence T. Borgard	$319,585	42%	100%	0%
Maura J. Clark	$352,725	38%	100%	0%
Lisa Crutchfield	$160,213	42%	100%	0%
Margarita K. Dilley	$470,604	29%	100%	0%
Julie A. Dobson	$319,256	42%	100%	0%
Lisa L. Durocher	$260,216	96%	54%	46%
Douglas J. Haughey	$519,981	47%	100%	0%
Gianna M. Manes	$309,305	96%	46%	54%
Jo Mark Zurel	$294,380	46%	100%	0%
Total	$4,044,998

On January 1, 2023, we granted the directors’ equity retainers for the first quarter of 2023: 1,121 DSUs to the Chair of the board and 686 DSUs to each Canadian resident non-management director at a price of $54.65, the volume weighted average trading price of our common shares on the TSX for the previous five days, and 686 DSUs to each U.S. resident non-management director at a price of US$40.34, the volume weighted average trading price of our common shares on the NYSE for the previous five days.

In addition, Ms. Durocher and Ms. Manes received optional DSUs in lieu of their annual director cash retainer on January 1, 2023, equivalent to 549 DSUs for Ms. Durocher and 744 DSUs for Ms. Manes.

56	FORTIS INC.

Communicating with the board

The board believes in the importance of regular, open and constructive dialogue with shareholders.

We hold an advisory vote on executive compensation (say on pay) every year as a way to engage regularly with shareholders on this important matter.

In accordance with our shareholder engagement policy, representatives of the board hold formal meetings periodically with shareholder representatives. We held our inaugural board-shareholder meeting in 2017 and followed with a second meeting in 2018. The board continues to host board-shareholder meetings every two years.

In 2022 certain members of the board met with many of our largest shareholders in Canada and the U.S. for a discussion on a range of topics including ESG matters, board priorities and overall strategy. Douglas J. Haughey, Chair of the board until December 31, 2022 and Jo Mark Zurel, Chair of the board effective January 1, 2023, hosted the meeting along with Pierre Blouin, chair of the governance and sustainability committee, Maura Clark, chair of the audit committee, and Julie Dobson, chair of the human resources committee. The hybrid group meeting was held in person in Toronto and virtually for those in other cities and regions.

Shareholders, employees and others can communicate directly with the board, including the committee chairs, at any time through the Chair of the board:

Chair of the board Fortis Inc. Fortis Place, Suite 1100 5 Springdale Street PO Box 8837 St. John’s, NL A1B 3T2 Canada	Tel: Fax: Email:	709.737.2800 709.737.5307 jzurel@fortisinc.com

The Chair of the board will always try to respond in a timely manner with support from the Chief Legal Officer. The Chair will review all meeting requests and consult with the President and CEO and the Chief Legal Officer as appropriate. Any meetings with shareholders or other stakeholders must respect the terms of our disclosure policy.

Shareholder engagement policy

Our shareholder engagement policy describes our commitment to transparency and facilitates communication and engagement with shareholders about governance, environmental, social and sustainability matters as well as our human resources and executive compensation practices.

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3 Executive compensation Our executive compensation is designed to support our strategy and vision. We make sure pay is competitive, to attract and retain top talent and reward our executives for performance and their contribution. We begin this section with a message from the chair of the human resources committee about the key activities in 2022 and decisions about executive pay. The human resources committee has reviewed and approved the compensation discussion and analysis that follows. Where to find it 59 Message from the chair of the human resources committee 63 Compensation discussion and analysis 63 Compensation strategy 63 Compensation governance 70 Compensation design and decision-making 74 2022 Executive compensation 95 Share performance and cost of management 99 Compensation details

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Message from the Chair of the Human Resources Committee

Dear fellow shareholders,

Fortis’ executive compensation program is designed to attract and retain highly qualified executives and motivate them to achieve strong business and individual performance without excessive risk-taking. We target executive pay at the median of the market with a compensation mix balanced for short, medium and long-term results.

Fortis executed well on its priorities in 2022, delivering earnings growth and executing on the transition to a cleaner energy future. Management executed a $4 billion capital program in 2022, and set out a new five-year capital plan totalling $22.3 billion for 2023 to 2027 supporting future earnings growth and targeting 4 to 6% annual dividend growth through 2027.

Earnings per share (EPS) is the primary measure we use for incentive compensation and in 2022 Fortis delivered reported EPS of $2.78, consistent on an adjusted basis. Annualized shareholder returns for the last 5, 10 and 20 years on average were 7.2%, 8.7% and 11.3%, respectively, reflecting performance above the relevant market indices in Canada.

We continued to advance our focus on sustainability and people in 2022. This category accounts for 40% of the corporate performance assessment in the annual incentive for 2022. Progress was made on carbon reduction and climate change priorities and DEI initiatives. 2022 performance on the safety and reliability indicators Fortis has used for several years continued to outperform industry averages but was impacted by a tragic employee fatality. We achieved a 28% reduction in Scope 1 carbon emissions through 2022 relative to 2019, supporting our interim targets of 50% reduction by 2030 and 75% reduction by 2035, and we remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers.

Consistently delivering profitable growth

Annual incentive

Adjusted EPS for annual incentive [1]

$2.77 $2.78

Target
Achieved

EPS slightly above target

Cash flow for annual incentive

$3,553 million

~7% above target

Sustainability and people [2]

ESG leadership

Strong execution and significant progress in all three areas [3]

DEI

Strong execution and completion of all objectives [4]

Safety and reliability [5]

Strong safety and reliability performance but we experienced an employee fatality

Long-term incentive

Three-year cumulative EPS [6]	$7.98 Above our target of **$7.94**
Three-year relative TSR [6]	12.6% 61st percentile of our performance peer group
Fortis share price	$54.65 [7] Annual common share dividend paid **increased** to $1.94 in 2020, $2.05 in 2021 and $2.17 in 2022 [8] Total common share dividends paid (including dividends reinvested) of **$2,901 million** over the three-year period [8]

(1) Non-US GAAP measure – see pages 78 and 111. Consistent with adjusted EPS as reported for 2022.
(2) Represents performance in ESG leadership, DEI and safety and reliability – see page 80.
(3) Key progress areas for 2022 included improving our sustainability rankings, disclosure of our first TCFD and climate assessment report, alignment of sustainability disclosure with the SASB framework, and setting of our 2050 net-zero target.
(4) Key progress areas for 2022 included collection and analysis of executive and enterprise-wide diversity representation data to support the development of executive representation targets for 2023, and inclusive leadership and anti-racism training.
(5) Continue to outperform industry averages for safety and reliability, however, we tragically experienced an employee fatality in 2022.
(6) Three-year period ended December 31, 2022.
(7) Volume weighted average trading price of Fortis common shares on the TSX for the last five trading days ending December 31, 2022 – see page 30.
(8) See our 2022 consolidated financial statements and our 2021 and 2020 annual reports on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Strong committee oversight

The human resources committee is responsible for ensuring that Fortis has a sound compensation policy – that executive pay is linked to performance, competitive with the market and aligns with shareholder interests.

The committee assists the board on human resources policies and executive compensation and oversees compensation risk.

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Pay for performance

This year corporate performance accounted for 90% of an executive’s annual incentive and was assessed at a factor of 116.9% for 2022, reflecting EPS slightly above the target set for the year and cash flow performance at maximum outcome. Sustainability and people measures, which address ESG leadership, DEI, safety and reliability, were well executed. We achieved above target outcomes on ESG leadership and DEI results for the year. In 2022 we achieved the strongest safety result on record, however, we tragically experienced an employee fatality due to an accident while working at a hydroelectric generation facility at Fortis Belize. On the recommendation of management, the board chose to exercise its discretion and not award an incentive payout for safety in 2022. Safety and injury prevention continue to be a key priority for management in 2023. Reliability results for gas systems achieved maximum outcome, with transmission system reliability exceeding target performance. Weather events in various regions impacted electrical system reliability performance, which was below target for 2022.

Corporate performance is combined with a lesser weighted individual performance to arrive at an overall performance factor. 2022 annual incentive awards averaged 120% of target for our five named executives, reflecting strong and consistent performance for the year (see the discussion beginning on page 77).

PSUs granted in 2020 vested on January 1, 2023 based on relative TSR and cumulative EPS compared to target EPS over a three-year period. Three-year TSR of 12.6% represented the 61st percentile of the performance peer group and the strength of our financial performance resulted in a three-year cumulative EPS of $7.98, resulting in PSUs vesting at 118.5% of target (see page 91).

A look at CEO pay

The committee and board review CEO pay each year to ensure it aligns with shareholder interests, the competitive market and the CEO’s contributions to the company. Approximately 85% of Mr. Hutchens’ compensation is considered at risk, the majority of which is equity based and tied to the performance of Fortis common shares (see pages 70 and 72).

Mr. Hutchens’ compensation is paid in US dollars and converted to Canadian dollars for purposes of disclosure, as noted on page 74. See page 97 for a lookback at CEO compensation and page 98 for details about CEO realized and realizable pay.

Compensation governance

The committee conducts regular formal reviews of the executive compensation program – some aspects are reviewed annually while other aspects are reviewed periodically (see page 65).

In 2022 the committee’s independent consultant provided an annual update to the compensation risk assessment conducted in 2021 and concluded that Fortis’ executive compensation program reflects good policies and practices and that there does not appear to be any significant risks arising from the compensation program that are likely to have a material adverse effect on Fortis (see page 65).

The committee stays informed of market practices, and also oversees DEI and talent management and monitors Fortis’ progress in these areas (see pages 37 and 38).

Sound policy and structure

Executive compensation at Fortis is designed to reward superior performance over varying time horizons: current year, long-term and full career.

The incentive program is designed to motivate the executive team to deliver strong absolute and relative performance, including financial and sustainability and people measures as well as individual performance goals. Payouts are capped to minimize risk and discourage excessive risk-taking.

New in 2022

As disclosed in our 2022 management information circular, the committee approved several changes for 2022 as a result of its review of compensation policies and practices. These included the implementation of double trigger change of control provisions for new equity-based compensation grants, a new DEI measure under the annual incentive, a new measure for carbon reduction under the PSU plan, an increase in the share ownership guidelines for the President and Chief Executive Officer and the use of a new single North American comparator group to benchmark executive compensation, among other things. Stock option awards for Canadian executives were eliminated in 2022 and the new long-term incentive mix includes 75% allocated to PSUs for Fortis executives, one of the highest percentages among our Canadian peers.

These changes underline Fortis’ commitment to sound compensation principles, strong sustainability performance and good governance. You can read about these changes in more detail in the compensation discussion and analysis beginning on page 63.

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We are also implementing some additional changes in 2023 to support the company strategy and good governance (see page 73 for details).

Leadership transition

The committee is also responsible for human resources planning, including the development and succession of senior management which is reviewed regularly by the board to ensure there is a pipeline of qualified talent and orderly succession of critical roles. The committee oversaw the smooth transition of three senior roles in 2022 as discussed on page 37:

•	Nora M. Duke, formerly Executive Vice President, Sustainability and Chief Human Resource Officer, retired in 2022 after a 36-year career with Fortis. Ms. Duke provided thoughtful leadership on sustainability, diversity and inclusion and talent management and strategic guidance and expertise throughout her longstanding career at Fortis.

•	James R. Reid, Executive Vice President, Sustainability and Chief Legal Officer assumed oversight of sustainability, human resources, communications and government relations, in addition to his legal and governance portfolio, effective July 1, 2022, following Ms. Duke’s retirement in June. Mr. Reid joined Fortis in 2018 as Executive Vice President, Chief Legal Officer and Corporate Secretary and has become instrumental to the company’s overall business strategy while maintaining our strong corporate governance standards and practices.

•	Gary J. Smith was appointed to the new position of Executive Vice President, Operations and Innovation effective January 1, 2022 and serves as the lead operational executive reporting to the President and CEO, with responsibilities for our innovation priorities, leadership in safety, reliability and capital investment across the organization and oversight of the company’s cybersecurity and technology functions and Eastern Canadian and Caribbean operations.

Shareholder feedback

We appreciate shareholder input and are committed to engaging regularly with our shareholders. Shareholders have the opportunity to have their say on executive pay at our 2023 annual meeting. We hold this advisory vote every year to receive ongoing shareholder feedback on this important matter and we continue to be encouraged by the favourable results. Last year 92.81% of votes cast were in favour of our approach to executive compensation.

In closing, we encourage you to read the compensation discussion and analysis beginning on page 63 before you vote your shares. We look forward to hosting you at this year’s meeting and receiving your feedback.

Sincerely,

Julie A. Dobson

Chair, Human Resources Committee

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Our 2022 named executives

David G. Hutchens | President and Chief Executive Officer (President and CEO)
Mr. Hutchens was appointed President and Chief Executive Officer of Fortis effective January 1, 2021. Mr. Hutchens assumed the newly created role of Chief Operating Officer on January 1, 2020, broadening his responsibilities to include operational oversight of our 10 utilities while remaining Chief Executive Officer of UNS Energy, Arizona-based parent company of TEP and UniSource Energy Services. Mr. Hutchens was first appointed an officer of Fortis in January 2018 when he became Executive Vice President, Western Utility Operations, overseeing our FortisBC and FortisAlberta operations while continuing to serve as President and Chief Executive Officer of UNS Energy. Mr. Hutchens’ career in the energy sector spans more than 25 years. He held a variety of positions at our electric and gas utilities in Arizona prior to becoming President and CEO of UNS Energy in 2014. Mr. Hutchens earned a Bachelor of Aerospace Engineering degree and an MBA from the University of Arizona, and is a former nuclear submarine officer in the U.S. Navy. Mr. Hutchens serves on the boards of ITC Holdings and FortisBC.
Jocelyn H. Perry | Executive Vice President, Chief Financial Officer (EVP, CFO)
Ms. Perry was appointed EVP, CFO on June 1, 2018, and is responsible for our financial strategy, financial reporting and investor relations strategy. Prior to her appointment she worked at Newfoundland Power for 13 years in a variety of capacities, including Chief Financial Officer, Chief Operating Officer and lastly as President and Chief Executive Officer. Ms. Perry was Director of Finance at Fortis in the early 2000s, and previously served in other financial capacities in the private sector. She is a Fellow Chartered Professional Accountant (2018), completed a Bachelor of Commerce (Honours) at Memorial University and received her Chartered Accountant designation in 1995. Ms. Perry serves on the boards of UNS Energy and ITC Holdings. Ms. Perry has devoted considerable time to the community in Newfoundland and Labrador. She currently serves on the boards of C-CORE and Shorefast, and is a past board member and Chair of the Health Care Foundation.
James R. Reid | Executive Vice President, Sustainability and Chief Legal Officer
(EVP, Sustainability and CLO) (as of July 1, 2022)
Mr. Reid joined Fortis on March 5, 2018 as EVP, Chief Legal Officer and Corporate Secretary and was appointed to his current role on July 1, 2022. He was previously a partner with Davies Ward Phillips & Vineberg LLP in Toronto where he practiced for 20 years and had a 15-year relationship with Fortis, having advised on corporate governance matters, large capital market transactions, regulatory applications and mergers and acquisitions in both Canada and the U.S. He earned a Bachelor of Laws from the Peter A. Allard School of Law, University of British Columbia, and Bachelor of Arts (Political Science) from McGill University. Mr. Reid was an adjunct professor at Osgoode Hall Law School in Toronto for 10 years, teaching the Advanced Business Law Workshop in corporate finance. He was also an original member of the Dean’s Advisory Committee for the Centre for Business Law at the University of British Columbia, serving until 2020. Mr. Reid serves on the boards of Central Hudson and FortisBC. He also serves on the board of directors of Wataynikaneyap Power PM, a Fortis subsidiary acting as the project manager for the Wataynikaneyap Transmission Power Project.
Gary J. Smith | Executive Vice President, Operations and Innovation (EVP, Operations and Innovation)
Mr. Smith has held a number of senior leadership positions with the Fortis Group throughout his 35-year tenure including Executive Vice President, Eastern Canadian and Caribbean Operations of Fortis Inc.; President and Chief Executive Officer of Newfoundland Power; Vice President of Customer Operations and Engineering of Newfoundland Power; and Vice President of Operations and Engineering of FortisAlberta. He holds a Bachelor of Engineering (Electrical) from Memorial University of Newfoundland and completed the Finance for Senior Executives Program at Harvard Business School. Mr. Smith serves on the boards of FortisAlberta, FortisOntario, UNS Energy, Caribbean Utilities, FortisTCI and Fortis Belize, all Fortis utilities. He is also Chair of the board of directors of Wataynikaneyap Power PM. He serves on the board of Junior Achievement Canada, as Chair of the board of the Dr. H. Bliss Murphy Cancer Care Foundation and as a member of the Dean’s Advisory Committee to the Faculty of Engineering and Applied Science at Memorial University of Newfoundland. Mr. Smith is a former director of the Canadian Electricity Association and was elected as a Fellow of the Canadian Academy of Engineering in 2021. He is a member of the Association of Professional Engineers and Geoscientists of Newfoundland and the Steering Committee on Power Engineering for the Canadian Standards Association.

Stuart I. Lochray | Senior Vice President, Capital Markets and Business Development
(SVP, Capital Markets and Business Development)
Prior to joining the Fortis team in September 2021, Mr. Lochray held various positions with Scotiabank, most recently serving as Managing Director and Head US Corporate and Investment Banking in Houston, Texas where he led and managed 225+ professionals throughout Corporate and Investment Banking, Equity Capital Markets and Global Business Payments. Mr. Lochray has also served as Managing Director in various other areas of investing banking with a focus on the power and utilities sector. Mr. Lochray is a Master of Engineering and MBA graduate whose career has spanned North America and the United Kingdom, as well as Pakistan. Mr. Lochray currently serves on the board of FortisAlberta.

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COMPENSATION DISCUSSION AND ANALYSIS

Compensation strategy

Fortis is a leader in the regulated gas and electric utility industry in North America.

Our executive compensation program is linked to performance and competitive with the market, so we can attract and retain top talent and appropriately reward our executives for performance and their contribution. The program design is based on six core principles:

Compensation governance

The human resources committee assists the board on human resources policies and executive compensation, and oversees compensation risk.

Qualified and experienced committee

The committee is made up of qualified directors with senior executive experience and a history of direct operational or functional oversight of executive compensation at large organizations similar in complexity to Fortis.

Ms. Dobson was appointed chair of the human resources committee and Ms. Clark was appointed a member of the committee following the annual and special meeting on May 5, 2022.

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Independent advice

The committee receives third party advice and special expertise from external advisors to help it carry out its duties. In May 2022, the committee appointed Southlea Group as its primary independent consultant following a request for proposal (RFP) process initiated in March 2022. Southlea Group provides services similar to those provided by WTW, the committee’s independent advisor from 2019 to May 2022.

The committee also engages Korn Ferry periodically to provide job evaluation services and market compensation data. In addition, Mercer provides the committee with general pension consulting and actuarial advice.

The table below sets out the services provided to the committee by Southlea Group and WTW in 2022:

Southlea Group (since May 2022)	WTW (from January to May 2022)

•   provided ongoing advice on executive and compensation matters, including strategic design decisions

•   completed an evaluation of the composition of the compensation comparator group

•   benchmarked the competitiveness of target compensation for the CEO and senior executive roles

•   conducted an executive compensation risk assessment update

•   supported the review of Fortis’ equity plans and certain plan amendments implemented effective January 1, 2023

•   appointed independent advisor to the human resources committee in 2022 after a RFP process

•   provided ongoing advice on executive compensation matters, including strategic design decisions

•   reviewed target compensation levels for new executive position as a result of leadership transition

•   served as an advisor to Fortis since 2014 and was appointed independent advisor to the human resources committee in 2019

The next table shows the fees we paid to the four firms in the last two years:

	Executive compensation related fees		All other fees (1)
	2022	2021	2022	2021
Southlea Group Executive compensation, including a compensation review and risk assessment update, strategic compensation research and analysis and director compensation review	$148,174	–	$40,263	$35,000
WTW Executive compensation, including the executive compensation review and strategic compensation research and analysis, non-executive salary structure review and market assessment	$39,622	$210,247	$40,804	$19,483
Korn Ferry Job evaluation, compensation data and executive development consulting services	$52,498	$47,040	–	$282,425
Mercer Pension consulting	$130,935	$162,579	–	–

(1)	Includes executive development consulting and coaching services, non-executive salary structure review, health and benefits consulting, director compensation consulting and other consulting services.

The human resources committee acts in Fortis’ best interests. It uses its own judgment when making decisions, and is not bound by the input, advice and/or recommendations provided by the external consultants.

The committee does not require management’s approval to use external consultants, and the committee is made aware when management uses one of the consultants.

Our subsidiaries follow our business model and executive compensation principles but operate on a substantially autonomous basis from Fortis. The committee does not pre-approve consulting services to be provided to a subsidiary as long as the scope of work is consistent with the parameters of our policy on engaging consultants. In 2022 our subsidiaries engaged three of the above advisors and paid a total of $1,824,175 to WTW, $837,693 to Mercer and $134,420 to Korn Ferry for pension, actuarial, executive and non-executive compensation consulting services. In 2022 our U.S. subsidiaries also paid a total of $112,488 to FW Cook to complete an executive compensation risk assessment, provide a review of market trends and incentive plan design and to benchmark the competitiveness of target compensation for senior executive roles.

The committee considered and confirmed the independence of the advisory team prior to appointing Southlea Group as its independent advisor in 2022 and continue to assess the independence of consultants on an ongoing basis.

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Compensation risk

Our operating businesses are highly regulated and managing our financial and business risks is one of our primary objectives.

The human resources committee uses a six-point plan to manage compensation risk on behalf of the board:

1. Formal reviews

The committee reviews compensation annually to ensure competitive positioning is consistent with our compensation philosophy. In addition, the committee conducts more comprehensive reviews as required to ensure our compensation program and practices remain effective and competitive with the market, and to mitigate perceived risks at Fortis and our subsidiaries.

Annual review

The annual review focuses on three areas:

•	updating benchmarking of our pay levels

•	determining incentive compensation for the prior year

•	setting target incentive awards for the coming year in the context of shareholder interests.

The committee also establishes the performance bands for the annual incentive and PSU plans in the context of challenges, opportunities and risks expected during the relevant period.

Periodic reviews

The committee periodically performs detailed assessments of specific aspects of Fortis’ executive compensation program. These reviews tend to occur when there are changes in strategy or industry market practice. Areas of focus generally include:

•	a relative valuation of roles

•	an assessment of any newly established executive positions

•	the comparator group for relevance and appropriateness

•	the compensation mix

•	annual and long-term incentive plan designs and performance measurement

•	compensation risk

•	other policies and provisions.

Compensation risk assessment

In 2022 the committee engaged Southlea Group to conduct an annual update to the comprehensive risk assessment completed in 2021. Southlea noted that there were no material changes from the prior year assessment and concluded that Fortis has a responsible and effective approach to risk management. They believe that our executive compensation program reflects good policies and practices and that there does not appear to be any significant risks arising from the executive compensation program that are likely to have a material adverse effect on Fortis.

WTW conducted a comprehensive compensation risk assessment in 2021. Based on their review of our compensation policies and practices and their knowledge and experience from working with Fortis, WTW believed that responsible risk management is embedded in our culture and is integral to our operational and financial success. They based their conclusion on the following key themes and findings:

•	a balanced focus on annual and longer-term performance of the company and subsidiary businesses, with regular review of underlying risks within the organization (see page 40)

•	extended governance oversight structure with Fortis performance reflecting a roll-up of the various subsidiaries with their own governance processes and regulatory oversight

•	structured and transparent framework used to guide executive pay decisions

•	use of long-term incentives with overlapping vesting schedules that align pay outcomes with the longer-term profile of the utilities industry and vesting periods to realize the impact of risks taken

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•	share ownership requirements that reinforce ownership-type behaviours and align the interests of senior executives and shareholders.

A comprehensive compensation risk assessment is completed every three years.

Compensation review

Southlea Group as of May 2022 and WTW previously have conducted and provided input to compensation reviews to ensure our compensation program aligns with our strategy and to compare our compensation policies to market practice.

Several changes were implemented over the last few years:

•	2019 – we introduced RSUs to our long-term incentive program for named executives to be consistent with market practice and to improve the alignment between our Canadian and U.S. executives. We also added a cash flow measure to the annual incentive plan, reflecting our commitment to maintain our investment-grade credit ratings

•	2020 – we introduced a share settlement option for vested RSUs starting with the 2020 RSU awards

•	2021 – we added a new measure to our annual incentive to address carbon reduction and climate change priorities, increasing the overall weighting of sustainability performance and reducing the weighting of the cash flow measure

•	2022 – we adopted a single North American compensation comparator group, introduced new performance measures and weightings under the annual incentive and PSU plans, eliminated new stock option awards for Canadian executives, increased share ownership guidelines for the President and CEO and implemented double trigger change of control provisions for PSU and RSU awards beginning in 2022.

You can read about these changes beginning on page 63. We are also implementing a number of program changes in 2023 which are summarized on page 73. Details will be provided in our 2024 management information circular.

2. Equity-based compensation

A significant portion of executive pay is deferred and granted as PSUs and RSUs (we ceased granting stock options in 2022). These vest over the long term to align more closely with shareholder interests and to mitigate risk.

As disclosed in prior years, beginning with the 2020 RSU awards, executives are able to settle vested RSUs in either cash or Fortis common shares, except if an executive is continuing to work towards meeting our share ownership requirement. An executive who has not met the share ownership requirement, including newly appointed executives who are building their holdings during the five-year grace period, must receive 50% of the vested RSUs in shares. You can read more about our RSU plan on page 86.

We have made amendments to our equity plans, effective January 1, 2023, which you can read about on page 73.

3. Incentive plan design

Our incentive plans cover varying performance periods to motivate the executive team to achieve strong, sustained performance. We use multiple performance factors to provide a balanced and broad perspective of performance assessment and to align the interests of executives and shareholders.

•	The annual incentive links pay to performance by establishing measures that support the achievement of the business plan and motivate management to attain key objectives. Corporate performance targets are set with reference to our business plan and include a core weighting on EPS performance. The human resources committee compares actual performance to the annual objectives when determining the annual incentive awards. If the minimum level of performance is not met, the payout is zero. The maximum opportunity under the annual incentive plan, including any use of discretion by the board, is 200% of target. The board has full discretion over the annual incentive plan, and can decide not to grant an annual bonus to a named executive if individual performance is judged to be unsatisfactory, even if corporate performance thresholds are met, or can increase an annual bonus during a period of exceptional challenges or opportunities.

Our corporate targets under the annual incentive include two financial measures – EPS and cash flow – and a sustainability and people performance category which accounts for 40% of the corporate performance assessment in 2022.

•	Our PSU plan links pay directly to performance against pre-established measures – cumulative earnings per common share and TSR relative to our peers. A minimum level of performance must be met, otherwise the performance factor is zero. Consistent with the annual incentive, maximum performance is capped at 200% of target. The committee can cancel the payout if our long-term credit rating is below BBB (as designated by Standard & Poor’s (S&P)) at the end of the three-year performance period.

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•	RSUs are tied to the price of our common shares, thereby aligning the interests of management and shareholders. RSUs are settled in either cash, or Fortis common shares starting with the 2020 RSU awards.

•	Stock options were awarded to Canadian-resident named executives and other members of senior management prior to 2022 to motivate and retain senior talent and to reward significant performance achievements.

New in 2022

Annual incentive – We introduced a new DEI measure in our corporate targets for the 2022 annual incentive to support our continued advancement on diversity. The new measure has a 10% weighting within the overall sustainability and people performance category, which accounts for 40% of corporate performance. The EPS weighting was reduced to 50% (from 60%) and the individual performance weighting was reduced to 10% (from 20%) to reflect a higher weighting of 90% for corporate performance (see page 75).

PSUs – PSU awards beginning in 2022 have a new measure focused on carbon reduction, which accounts for 10% of the performance assessment. As a result, the relative TSR and cumulative EPS measures were each reduced to 45% (from 50%) (see page 86).

Stock options – In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives is granted as 75% PSUs and 25% RSUs (see page 86).

See page 73 to read about program changes implemented for 2023.

The human resources committee may make appropriate quantitative and qualitative adjustments when evaluating performance for incentive awards to normalize results for uncontrollable events or special circumstances.

The committee administers all of our incentive plans, which you can read about in more detail beginning on page 75.

4. Share ownership guidelines

We require our executives to own equity in Fortis so they have a vested interest in our future success and to align their interests with our shareholders. Executives can count Fortis common shares they own directly or indirectly, including shares they acquire through our ESPP, and any RSUs they hold. Share ownership guidelines increase by level of executive. Executives must meet their minimum requirement within five years of being appointed to their position and maintain compliance while in the position.

All of the named executives meet their share ownership requirement. We assess compliance annually, using the ownership level on December 31, multiplied by the volume weighted average trading price of Fortis shares for the five trading days ending December 31.

New in 2022 The share ownership guidelines for the President and CEO increased from five times to six times the annual base salary effective January 1, 2022 to align more closely with market practice.

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The table below shows the share ownership details for each named executive as at March 17, 2023. We used their annual base salary at December 31, 2022 and $57.91, the closing price of our common shares on the TSX on March 17, 2023, to determine compliance as of the date of this circular and the market value of their shareholdings.

	Share ownership guideline (as a multiple of base salary)	Shares owned (#/$)	RSUs owned (#/$)	Total shares and RSUs (#/$)	Meets requirement/ ownership (as a multiple of base salary)
David Hutchens President and CEO	6x new in 2022	102,928/$5,960,561	93,266/$5,401,034	196,194/$11,361,595	yes (7.3x)
Jocelyn Perry EVP, CFO	3x	51,693/$2,993,542	46,710/$2,704,976	98,403/$5,698,518	yes (8.3x)
James Reid EVP, Sustainability and CLO	3x	26,566/$1,538,437	17,897/$1,036,415	44,463/$2,574,852	yes (3.8x)
Gary Smith EVP, Operations and Innovation	3x	40,242/$2,330,414	18,029/$1,044,060	58,271/$3,374,474	yes (5.1x)
Stuart Lochray SVP, Capital Markets and Business Development	1x	12,839/$743,507	7,819/$452,798	20,658/$1,196,305	yes (2.1x)

See page 70 for details about the settlement of RSU awards and future awards if an executive has not met the share ownership requirement.

An executive who does not comply with the share ownership policy may not be eligible for grants of long-term incentive awards for one year or until he or she is in compliance with the guidelines, whichever is later.

If the requirements pose hardship because of extenuating circumstances, the executive can make a request to the CEO explaining the details of his or her circumstances. The CEO will review the matter with the chair of the human resources committee and discuss the possibility of an alternate plan that balances the goals of the policy and the executive’s circumstances. If the situation involves the CEO, the request is made to the committee chair who will discuss the matter with the committee and make an appropriate decision. No requests were made in 2022.

Post-retirement equity commitment

When an executive retires, they maintain an equity interest in Fortis through their holdings in PSUs and stock options (as applicable). Upon retirement, all PSUs held by the executive continue to vest in accordance with the normal schedule based on absolute and relative performance during the relevant period, while all unvested options continue to vest in accordance with the normal schedule for two years with any remaining unvested options vesting immediately two years after retirement (see page 107).

See page 73 to read about the amendments to our equity plans effective January 1, 2023.

5. Governance policies

We operate in a highly regulated business where regulators review our compensation practices. We have also adopted policies to mitigate risk and as part of good governance.

Anti-hedging policy and trading restrictions

We prohibit directors, executive officers and employees from hedging against a decline in the market value of their equity-based compensation, and conducting short sales, calls and puts of any Fortis securities.

Executive officers are also prohibited from receiving a loan from Fortis for the purchase of shares, and from pledging their shares as security. In certain circumstances, the board may grant an exception to allow shares to be pledged as security in accordance with our insider trading policy. No exceptions were granted in 2022.

Directors, officers and employees are also prohibited from trading Fortis securities during our trading blackout periods. Directors and officers must first pre-clear purchases or sales of Fortis securities with the EVP, CFO or the EVP, Sustainability and CLO. The same also applies if an officer wants to exercise stock options.

Executives who have received stock options cannot pledge, hypothecate, charge, transfer or assign them, otherwise the options will become null and void.

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Clawback policy

The board can recoup compensation, or require repayment of, or cancel any compensation linked to the financial share performance of Fortis paid or awarded to an executive officer and any profits realized from the sale of Fortis securities in the event of fraud, gross negligence or intentional misconduct by executives, or if we have a material restatement of our financial results caused by material non-compliance with any financial reporting requirement. This includes compensation that was paid, awarded or granted, and linked to our financial performance or the performance of our common shares over a period that the committee deems appropriate.

6. Use of discretion

Both the human resources committee and the board can exercise discretion when making executive compensation decisions, including the vesting of equity awards in special circumstances. The board reviews the compensation recommendations of the human resources committee before it makes its final decisions on executive pay.

The board can use its discretion to adjust the calculated amounts of the plan formulas up or down based on its assessment of the risk assumed to generate the financial and sustainability results, circumstances that may have influenced individual or corporate performance and any external factors that may have had an impact on performance. Any use of discretion to increase a payout under the incentive plans is limited to a maximum opportunity of 200%.

On the recommendation of management, the board chose to exercise its discretion and not award an incentive payout for safety in 2022, following a tragic employee fatality while working at a Fortis hydroelectric generation facility.

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Compensation design and decision-making

Compensation structure

Our executive compensation program is designed to support our corporate strategy, pay for performance and be competitive with the market. We believe in transparency and keeping the program easy to administer.

Compensation is structured in three categories to reward executive officers for performance over different time horizons: short term, long term and full career. This ensures executives are focused on both short and long-term objectives.

Our compensation program is designed to attract and retain highly qualified executives and motivate strong business performance. Our program emphasizes longer-term performance based on measures aligned with shareholder interests and market practice.

The graph below shows the 2022 compensation mix for the President and CEO.

Current-year performance	Annual base salary	Fixed level of compensation based on role, competitive with the market
	Annual incentive (at risk) New DEI measure beginning with the 2022 awards (see page 75)	Cash bonus based on corporate and individual performance against pre-determined targets Motivates executives to achieve strong annual business performance and align executive and shareholder interests
Long-term performance	Performance share units (PSUs) (at risk) Higher allocation and carbon reduction measure beginning with the 2022 awards (see pages 67 and 86)

Equity-based incentive for strong future performance and alignment of executive and shareholder interests

Vest at the end of three years based on absolute and relative performance, paid out in cash based on our share price at time of vesting

Earn additional PSUs as dividend equivalents for dividends paid on our common shares during the performance period

Restricted share units (RSUs) (at risk)

Equity-based incentive associated with ongoing executive service, supporting long-term growth and alignment of executive and shareholder interests

Vest at the end of three years based on our share price and settled in cash or Fortis common shares purchased on the TSX or NYSE, except if an executive is continuing to work towards meeting our share ownership requirement (see pages 66 and 87)

Earn additional RSUs as dividend equivalents for dividends paid on our common shares during the performance period

Full-career performance	Employee share purchase plan (ESPP)

Employee plan that encourages share ownership

Executives can participate in the plan under the same terms and conditions as other employees, except they are prohibited from receiving employee loans from Fortis to purchase shares

	Retirement benefits	Various retirement arrangements, including RRSP, 401(k), defined benefit, supplemental retirement and deferred compensation plans (see pages 94 and 104 for details)

In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives are now granted as 75% PSUs and 25% RSUs (see page 86).

70	FORTIS INC.

Compensation decision-making

Benchmarking to the median

We benchmark our compensation levels annually to monitor market trends and to make sure we pay competitively. We target executive compensation at the median of the market.

Our compensation advisors provide comparative analysis of pay levels and practices of our compensation peer group and make recommendations based on pay competitiveness, emerging trends and best practices. For the CEO and other named executives, the human resources committee reviews the information and recommends any compensation adjustments to the board.

New in 2022

Following a comprehensive review of the compensation comparator group in 2021, the human resources committee approved the use of a single North American comparator group of companies to benchmark compensation for our most senior executives (President and CEO and Executive Vice Presidents) beginning in 2022. We previously used a comparator group of 30 companies that included 14 Canadian industrial companies and 16 U.S. utility companies with each group weighted equally.

The review included an analysis by country, industry mix, size and scope, and the treatment of different currencies in the benchmark data. The new single North American comparator group includes a mix of Canadian and U.S. utilities and a more select list of related industries in Canada as shown in the image below. All 20 companies in the new group are publicly traded and are similar in size to Fortis based on revenue, market capitalization and total assets. Fortis ranks near the 50th percentile of the new compensation comparator group.

Using a single comparator group simplifies our approach to benchmarking, more closely reflects our market for senior executive talent and aligns with market practice. For purposes of compensation benchmarking, we treat the US dollar compensation values at par.

For the Senior Vice President, Capital Markets and Business Development, benchmarking for 2022 used WTW compensation data which consisted of a blend of the Canadian Executive General Industry survey and the U.S. Energy Services Executive Compensation survey, with a weighting of 40% Canadian and 60% U.S. data.

For other Fortis executives, we use a comparator group based on a 50/50 blended market consisting of data from the Korn Ferry Canadian commercial industrial market, and the WTW U.S. Energy Services Executive Compensation survey.

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Determining the compensation mix

Total direct compensation for the named executives includes compensation for the current year and compensation for long-term performance. We set the target mix based on our benchmarking results and the level of the executive. A significant portion of their compensation is at risk and received as incentive awards. The value of at-risk compensation is not guaranteed.

The graph below shows the 2022 compensation mix for each named executive. In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives.

Setting performance targets

After the board approves the business plan, corporate, subsidiary (as applicable) and individual performance objectives are set for the annual incentive.

The President and CEO proposes the corporate performance targets to the human resources committee for its review. Targets are challenging, yet fair, and consider the business plan without encouraging excessive risk-taking.

The committee reviews targets in the context of alignment with shareholder interests. The committee considers general economic factors and business conditions, anticipated regulatory proceedings and the relative contribution to earnings of the business segments when determining the corporate performance targets. It also considers past performance and stress tests possible pay outcomes based on different performance scenarios as part of the regular planning process. Utility regulatory decisions, foreign exchange, general economic factors and the relative earnings mix between regulated and non-regulated activities can affect earnings growth from year to year. The committee may consult with external consultants before recommending the incentive plan targets to the board for approval.

Each named executive also has individual performance objectives that support the business plan. Individual performance objectives of the named executives reflect an increasing focus on sustainability and diversity priorities. The President and CEO submits his individual performance objectives directly to the human resources committee and recommends the individual performance objectives for the other named executives to the committee for review and discussion. The committee then establishes the individual objectives.

Performance objectives for Fortis subsidiaries are assessed and approved by the board of the relevant subsidiary.

The committee also establishes performance targets for the PSU plan with reference to the business plan and our long-term strategy.

Assessing performance and determining compensation awards

At the end of the year, the human resources committee assesses corporate and individual performance against the predetermined annual incentive targets and objectives.

The committee reviews actual corporate performance against the annual objectives, as well as appropriate quantitative and qualitative adjustments to normalize for uncontrollable events or special circumstances. The committee then recommends the annual incentive awards to the board for approval.

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The committee makes recommendations to the board about any salary adjustments for the named executives, and approves the assessment of performance relative to pre-determined targets for vested PSU awards as well as the related payout. The committee also recommends grants of long-term incentive awards.

Using discretion

Both the human resources committee and the board can exercise discretion when reviewing performance and determining the incentive awards.

2023 Program changes

We are implementing a number of changes to our compensation program in 2023 to support our company strategy and good governance.

Annual incentive

We are making the following adjustments to the weightings in the annual incentive plan:

•	Subsidiary performance for the EVP, Operations and Innovation will decrease from 30% to 20% and corporate performance will increase from 60% to 70% to reflect the elevated corporate-wide focus for the role

•	Sustainability and people will be maintained at 40% with adjustments to the weightings of the specific components to better align with company strategy:

–	ESG leadership will increase from 10% to 15% and include the climate and emission priorities and a DEI objective

–	safety will be its own measure with an increase in weighting from 10% to 15%

–	reliability will maintain its current weighting at 10%.

Long-term incentive – PSUs

The performance criteria for the PSU plan will incorporate a new DEI measure in 2023. The DEI measure will be in the form of a modifier and will be based on the achievement of corporate-wide executive representation targets for gender and ethnicity. The modifier will adjust the aggregate score of the existing PSU measures (cumulative EPS, relative TSR and carbon reduction performance) by +/- 5%.

Equity incentive plans

Our PSU and RSU plans were amended, applicable to new grants of equity awards beginning January 1, 2023, to incorporate the following changes to termination and retirement provisions:

•	On an involuntary termination without cause, the notice period and vesting treatment will reflect prorated vesting during the statutory notice period, where applicable, versus the current practice of cliff vesting over the later of the statutory, contractual or common law notice period. Units will be settled as per the normal schedule, with payout based on actual performance for PSUs.

•	The definition of retirement was amended such that a participant must reach age 55 and a have a minimum of 10 years of service for retirement treatment under the plans.

•	On retirement, RSUs will remain outstanding until paid or cancelled and settled on their original vesting dates in accordance with the applicable grant agreement, which aligns with existing PSU treatment. Formerly, RSUs had accelerated settlement with payment on the retirement date.

Details will be provided in our 2024 management information circular.

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2022 Executive compensation

Total direct compensation

We provide a comprehensive compensation package that links our overall corporate strategy and rewards for corporate and individual performance.

A significant portion of total direct compensation is at risk to align executive and shareholder interests. At-risk pay is highest for the President and CEO. The amount of at-risk compensation realized varies from year to year based on corporate and individual performance.

Our strategy is to leverage our operating model, geographic and regulatory diversity, operating expertise, reputation and financial strength to drive sustainable growth and deliver a cleaner energy future.

We have identified eight key strategic initiatives to achieve the growth that our shareholders expect:

1.	Execute on clean energy transition and advance sustainable business practices

2.	Advance innovation and technology - maintain and invest in system resiliency, innovation and cybersecurity

3.	Support our people and a culture that embraces DEI

4.	Strengthen our focus on our customers and the communities we serve

5.	Maintain strong regulatory relationships

6.	Provide safe and reliable service

7.	Execute our capital investment plan

8.	Maintain investment-grade credit ratings.

Fortis continued to deliver value to its shareholders through the execution of key priorities and continued dividend growth. We discuss the alignment of shareholder value and executive compensation in more detail beginning on page 95.

The table below shows the breakdown of 2022 total direct compensation for the named executives. Note that the value of the PSUs and RSUs is not guaranteed. We stopped granting stock option awards in 2022 (see page 67). You can read more about our incentive plans beginning on page 75.

	Base salary		Annual incentive		Performance share units		Restricted share units		Total	At-risk portion
David Hutchens President and CEO	$1,560,240	(1)	$2,268,849	(1)	$4,906,386	(2)	$1,635,462	(2)	$10,370,937	85%
Jocelyn Perry EVP, CFO	$690,000		$669,000		$1,190,250		$396,750		$2,946,000	77%
James Reid EVP, Sustainability and CLO	$680,000		$567,000		$986,000		$306,000		$2,539,000	73%
Gary Smith EVP, Operations and Innovation	$660,000		$622,000		$990,000		$330,000		$2,602,000	75%
Stuart Lochray SVP, Capital Markets and Business Development	$560,000		$406,000		$630,000		$210,000		$1,806,000	69%

(1)	Mr. Hutchens is a U.S. resident and his salary and annual incentive has been converted from US dollars to Canadian dollars for disclosure purposes, using the 2022 average exchange rate of US$1.00 = $1.3002.

(2)	The value of PSUs and RSUs granted to Mr. Hutchens on January 1, 2022 have been converted from US dollars to Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2678.

Total target direct compensation for Mr. Hutchens in 2022 was US$7,800,000. The board, acting on the recommendation of the human resources committee, approved the following compensation in US dollars for 2022 for Mr. Hutchens as President and CEO:

•	base salary of US$1,200,000

•	target annual incentive of 120% of base salary

•	target long-term incentive of 430% of base salary (allocated 75% PSUs and 25% RSUs).

This compensation structure reflects a realignment of the annual and long-term incentive entitlements to market relative to the CEO compensation structure that was approved by the board for Mr. Hutchens in his new role as President and CEO effective January 1, 2021.

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Salary

Salary adjustments usually go into effect on January 1. In determining salary changes from year to year, the committee considers market adjustments to appropriately position pay as compared to the median of the compensation comparator group, the normal progression of more recently appointed executives as well as the executive’s depth of skills and experience. The committee brings forward recommended salary adjustments for the named executives to the board for consideration and approval.

See the summary compensation table on page 99 for the salaries paid to the named executives in the last three fiscal years.

Annual incentive

Purpose

Motivate executives to achieve strong annual business performance and align executive and shareholder interests

Who participates

All executives

Form

Cash, after deducting withholding taxes

Paid in the first quarter of the following year after our year-end results are audited and finalized

Amount

Based on actual corporate, subsidiary (as applicable) and individual performance against pre-determined targets and objectives for the year. The target award and performance weightings vary by role.

	Annual incentive target	Performance mix
	(as % of salary)	Corporate	Subsidiary	Individual	Total
David Hutchens President and CEO	120%	90%	—	10%	100%
Jocelyn Perry EVP, CFO	80%	90%	—	10%	100%
James Reid EVP, Sustainability and CLO	70%	90%	—	10%	100%
Gary Smith EVP, Operations and Innovation	80%	60%	30%	10%	100%
Stuart Lochray SVP, Capital Markets and Business Development	60%	70%	—	30%	100%

Linking pay to performance

The board determines the actual amount based on the recommendation of the human resources committee:

•	Generally no awards are granted if corporate performance is below threshold performance.

•	The weighting for corporate performance was increased to 90% for 2022 as follows:

Financial performance

–	EPS (50% weighting) (new weighting in 2022)

–	Cash flow (10% weighting)

Sustainability and people performance (40% weighting) (new weighting in 2022)

–	ESG leadership (10% weighting) (renamed and includes carbon reduction and climate change priorities)

–	Safety (10% weighting)

–	DEI (10% weighting) (new measure in 2022)

–	Reliability (10% weighting)

For Mr. Smith and Mr. Lochray, corporate performance is weighted at 60% and 70%, respectively.

•	If individual performance is judged to be unsatisfactory, no award is granted even if certain threshold performance or targets are met.

•	The award is capped at 200% of target. The board has discretion to increase the overall award to a maximum of 200% as discussed on page 69.

•	All circumstances relevant to the performance assessment are considered when exercising discretion. This includes factors that the board believes are beyond the reasonable control of management when assessing actual EPS against target EPS and actual cash flow against target cash flow, as recommended by the human resources committee.

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2022 Annual incentive performance summary

The 2022 corporate performance factor, which measures financial performance using EPS and cash flow and sustainability and people performance including safety, reliability, ESG leadership and DEI (new in 2022), was assessed at 116.9% as follows:

2022 Corporate performance	Result	Weighting	Performance factor
Financial performance
EPS new weighting in 2022	110.0%	50%	55.0%
Cash flow	200.0%	10%	20.0%
Sustainability and people performance Focuses on ESG leadership, people (including DEI) and reliability new 40% weighting in 2022, including a new DEI measure	104.6%	40%	41.9%
Total		100%	116.9%

Details about our EPS, cash flow and sustainability and people performance follow on pages 78 to 83.

Individual performance was assessed at 160% for Mr. Hutchens, 160% for Ms. Perry, 140% for Mr. Reid, 140% for Mr. Smith and 130% for Mr. Lochray (see pages 84 and 85).

The table below shows the calculation of the 2022 annual incentive. Amounts reflect adjustments due to rounding.

David Hutchens (4)	$1,560,240	120%	105.2%	–	16%	$2,268,849	121.2%	21.9%
Jocelyn Perry	$690,000	80%	105.2%	–	16%	$669,000	121.2%	22.7%
James Reid	$680,000	70%	105.2%	–	14%	$567,000	119.2%	22.3%
Gary Smith	$660,000	80%	70.1%	33.7%	14%	$622,000	117.8%	23.9%
Stuart Lochray	$560,000	60%	81.8%	–	39%	$406,000	120.8%	22.5%

(1)	Reflects a 90% weighting for Mr. Hutchens, Ms. Perry and Mr. Reid (new in 2022), 60% for Mr. Smith and 70% for Mr. Lochray.

(2)	Reflects a 30% weighting for Mr. Smith.

(3)	Reflects a 10% weighting for Mr. Hutchens, Ms. Perry, Mr. Reid and Mr. Smith (new in 2022), and 30% for Mr. Lochray.

(4)	The annual incentive awards for Mr. Hutchens is paid in US dollars and has been converted to Canadian dollars using the 2022 annual average exchange rate of US$1.00 = $1.3002.

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2022 Annual incentive performance assessment

In 2022 Fortis delivered net earnings attributable to common equity shareholders of $1.3 billion, or $2.78 per common share, compared to $1.2 billion, or $2.61 per common share in 2021.

Our businesses performed well in 2022, delivering 7% annual EPS growth. The increase was primarily driven by rate base growth across our utilities. The increase in earnings was also due to: (i) higher retail and wholesale electricity sales, as well as transmission revenue in Arizona; (ii) higher margins on gas sold and the mark-to-market accounting of natural gas derivatives at Aitken Creek; and (iii) the impact of new customer rates at Central Hudson. The translation of U.S. dollar-denominated subsidiary earnings at a higher U.S.-to-Canadian dollar foreign exchange rate and lower stock-based compensation costs also contributed to results, with these impacts exceeding the related losses on derivatives associated with related hedging activities.

Growth in earnings was tempered by certain discrete items at ITC including: (i) costs associated with the suspension of the Lake Erie Connector project; (ii) the revaluation of deferred income tax assets due to a reduction in the corporate income tax rate in the state of Iowa; and (iii) a favourable adjustment recognized in 2021 related to interest rate swaps. Losses on investments that support retirement benefits at UNS Energy and ITC, higher operating costs at Central Hudson related to the implementation of a new customer information system, and higher corporate costs also tempered results. In addition to the above-noted items impacting earnings, the change in EPS reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation’s dividend reinvestment plan (DRIP). Year over year, adjusted net earnings attributable to common equity shareholders and adjusted EPS increased by $110 million and $0.19, respectively.

Cash from operating activities was $3.1 billion for 2022, an increase of $167 million from 2021. The increase was due to (i) higher cash earnings, reflecting rate base growth and higher retail and long-term wholesale electricity sales, as well as transmission revenue, in Arizona; (ii) collateral deposits received at UNS Energy related to derivative energy contracts; (iii) proceeds received at ITC upon the settlement of interest rate swaps; and (iv) the higher U.S.-to-Canadian dollar exchange rate. The timing of flow-through of costs in customer rates also favourably impacted operating cash flow. The increase was partially offset by higher gas inventory levels in British Columbia, as well as storm restoration costs incurred in 2022, to be recovered in future customer rates, and higher accounts receivable at Central Hudson.

In 2022 we continued to advance sustainability and people priorities. Progress was made on carbon reduction and climate change priorities and DEI initiatives. Highlights include the announcement of a 2050 net-zero Scope 1 emissions target and the release of a TCFD and climate assessment report. From a DEI perspective, we established executive representation targets to measure our progress in the advancement of gender and ethnic diversity at the leadership level. We remain committed to our strong safety culture and delivering reliable electricity and natural gas to customers. Our safety and reliability results continue to outperform industry averages in Canada and the U.S., and despite a tragic employee fatality in 2022, we achieved a record result in safety performance. See pages 80 and 83 to read about our 2022 sustainability and people performance compared to the targets set under our annual incentive plan.

The human resources committee reviewed and approved the targets and results as described under Things to note in the following pages, and included them with their compensation recommendations to the board for its review and approval (see page 72).

Additional information about the non-US GAAP measures is provided on the next page and on page 111.

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2022 Annual incentive

2022 Corporate performance

Measures results against performance on the following key measures:

•	EPS (50% weighting) new weighting in 2022

•	Cash flow (10% weighting)

•	Sustainability and people performance (40% weighting) new weighting in 2022. Includes ESG leadership, people (including new DEI measure) and reliability

2022 Corporate performance factor: 116.9%

	Result	2022 Weighting	Annual incentive result (% of target)
Financial performance (60%)
EPS	110%	50%	55%
Cash flow	200%	10%	20%
Sustainability and people performance (40%)
ESG leadership	140%	10%	14%
People
- Safety performance (1)	200%	10%	0%
- DEI	200%	10%	15%
Reliability
Electrical system reliability
- SAIDI	65%	4%	2.6%
- FSLO	112.5%	2%	2.3%
Gas system performance	200%	4%	8.0%
2022 Corporate performance factor			116.9%

(1)	On the recommendation of management, the board chose to exercise its discretion and not award an incentive payout for safety in 2022, following an employee fatality.

Financial performance

EPS: 50% weighting

Target and related payout levels are determined in consideration of shareholder expectations. For 2022, these were set with reference to our annual business plan as approved by the board, actual results for the prior year, any new information subsequent to the approval of the business plan and growth expectations.

Determining the payout

The table below sets out our 2022 targets and payout levels for EPS. The award is capped at 200% of target (see page 75 for details).

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$2.68	$2.77	$2.82	$2.87

The graph below shows our 2022 adjusted EPS for annual incentive purposes of $2.78 against the target, resulting in a payout of 110%.

2022 EPS results

Target EPS		Reported EPS	Adjusted EPS for annual incentive (2)	2022 Annual incentive result (% of target)
$2.77	(1)	$2.78	$2.78	110%

(1)	Target reflects the average actual foreign exchange rate of $1.3002 for 2022.

(2)	Non-US GAAP measure (see page 111). Consistent with reported adjusted EPS for 2022.

Things to note

For the purposes of calculating the EPS component of corporate performance, adjusted EPS for financial reporting purposes (see page 111 for non-US GAAP measures) was used. Adjusted and reported 2022 EPS were consistent at $2.78. The 2022 adjustments to reported EPS were as follows:

•	exclude $20 million unrealized gain on the mark-to-market of derivatives associated with the Aitken Creek natural gas storage facility

•	exclude $9 million related to the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa

•	exclude $10 million in project suspension costs associated with termination of the Lake Erie project in July 2022

These adjustments were made to ensure our executives are paid for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets.

No further adjustments were applied for annual incentive purposes.

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Cash flow: 10% weighting

Cash flow is defined as operating cash flow before changes in working capital. Target and related payout levels were determined with reference to our annual business plan as approved by the board, actual results for the prior year and any new information subsequent to the approval of the business plan.

Determining the payout

The table below sets out our 2022 cash flow targets and payout levels. The award is capped at 200% of target (see page 75 for details).

($millions)

Minimum (50%)	Target (100%)	Stretch (150%)	Maximum (200%)
$3,191	$3,324	$3,457	$3,523

The graph below shows our 2022 cash flow for annual incentive purposes of $3,553 million against the target, resulting in a payout of 200%.

2022 Cash flow results

($millions)

Target cash flow(1)	Reported cash flow (2)	2022 Annual incentive result (% of target)
$3,324	$3,553	200%

(1)	Target reflects the average actual foreign exchange rate of $1.3002 for 2022.

(2)	Operating cash flow before changes in working capital.

Things to note

The inclusion of a cash flow measure reinforces our commitment to maintain our investment-grade credit ratings.

Cash flow continues to be an important measure in the context of post-COVID economic recovery and in light of macro-economic pressures related to inflation, customer rate pressure and related collection considerations.

Strong cash flow performance in 2022 was attributed to favourable movement in long-term regulatory deferrals.

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Sustainability and people performance: 40% weighting new weighting in 2022

Focuses on ESG leadership, people (including DEI) and reliability:

•	ESG leadership: 10% weighting (renamed and includes carbon reduction and climate change priorities)

•	People performance: 20% weighting (includes safety performance (10%) and DEI (10%) (new in 2022)

•	Reliability: 10% weighting (includes electrical system performance (6%) and gas system performance (4%))

ESG leadership (10% weighting) The ESG leadership measure has three components and builds on the carbon reduction and climate change measure introduced in 2021:

•	ESG ratings

•	Climate risk and ESG disclosure

•	Net-zero target

People performance (20% weighting)

Safety (10%)

We measure the safety of our people using the All Injury Frequency Rate. Targets are set by applying a 3% improvement factor to our performance over the previous three years

DEI (10%) (new in 2022)

The new DEI measure supports our continued advancement on diversity and our commitment to engagement, training and understanding our diversity profile by assessing performance in three areas:

•	Development of executive representation targets for gender and ethnicity

•	Leadership training

•	DEI Advisory Council effectiveness

Reliability (10% weighting) Reliability targets reflect utility industry standard measures and are set by applying a 3% improvement factor to our performance over the previous three years:

•	Electrical system reliability:

–	System Average Interruption Duration of Outages per Customer Index (SAIDI), for our distribution and integrated utilities, using the Electrical and Electronics Engineers methodology (4%)

–	Forced, Sustained Line Outages (FSLO) for ITC (2%)

•	Gas system performance: Gas Leaks per Customer (4%)

Things to note

Our performance measures for ESG leadership, people performance (safety and DEI) and reliability reflect our focus and commitment to superior sustainability performance.

ESG leadership initiatives were well executed in 2022. The committee reviewed our performance for 2022 in the areas of ESG ratings, climate risk and ESG disclosure and net-zero target and concluded that performance aligned with a payout of 140% (see page 81).

We continued to outperform industry averages for safety and reliability, however, we tragically experienced an employee fatality due to an accident while working at a Fortis hydroelectric generation facility. On the recommendation of management, the board chose to exercise its discretion and not award an incentive payout for safety in 2022. Safety and injury prevention remain a key priority.

We demonstrated good performance in reliability with performance in each of gas and transmission system reliability above target for 2022. Electricity system reliability was impacted by extreme weather, primarily in Newfoundland and Labrador and Prince Edward Island.

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ESG leadership (10% weighting)

Determining the payout

The ESG leadership measure has three components and builds on the carbon reduction and climate change measure introduced in 2021:

ESG ratings Improve our ESG ratings relative to 2021 Target: Improvement in a minimum of two ESG ratings	Climate risk and ESG disclosure Align with TCFD and key frameworks Target: Complete utility climate assessments, demonstrate alignment with TCFD and report on 20 additional metrics	Net-zero target Advance our corporate ESG targets Target: Set a net-zero target
2022 highlights • Achieved improvement in five ESG ratings in 2022 relative to 2021

2022 highlights

•      Released the first Fortis 2022 TCFD and climate assessment report in March 2022

•      Achieved 100% alignment with applicable SASB standards with new sustainability report disclosure

•      Completed climate assessment workshops with our five remaining utilities (in 2021 we completed climate-related scenario analysis at the five largest Fortis utilities)

•      Commenced Phase II of climate assessment/TCFD: engaged external consultants and developed partnerships to support industry climate adaptation work

2022 highlights

•      Set a target to achieve net-zero direct GHG emissions by 2050 in May 2022

•      Established an interim target of 50% GHG emissions reduction by 2030

•      Advanced other non-GHG focused targets including sustainability-linked pricing targets in our corporate revolving credit facility focused on board diversity and Scope 1 emissions

The human resources committee assessed the progress made against the above performance objectives that were set for the ESG leadership measure for 2022.

The committee acknowledged the key progress areas in 2022 consistent with the highlights above. Based on its assessment, the committee concluded that the ESG leadership priorities were well executed in 2022, representing above target performance at 140% for this measure.

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People performance (20% weighting)

Safety (10%)

Determining the payout

The table below shows how we assess safety performance using the All Injury Frequency Rate:

Actual performance vs target	Payout
Over 105%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%
Below 95%	200%

The graph below shows our 2022 safety performance against the target for the year.

In 2022 we achieved the strongest safety result on record, however, we tragically experienced an employee fatality due to an accident while working at a hydroelectric generation facility in Belize. On the recommendation of management, the board chose to exercise its discretion and not award an incentive payout for safety in 2022.

DEI (10%) (new measure in 2022)

Determining the payout

The new DEI measure supports our continued advancement on diversity and our commitment to engagement, training and understanding our diversity profile.

Executive diversity Target: Set executive representation targets	Leadership training Target: Complete leadership training to build cultural competency	DEI Advisory Council effectiveness Target: Assess Council effectiveness through member evaluations

2022 highlights

•      Completed a diversity survey of Fortis executives enterprise-wide in March 2022 to better understand the diversity profile of our most senior leaders

•      Completed extensive DEI metric review and benchmarking to support the development of representation targets

•     Submitted to, and approved by, the human resources committee, executive representation targets to increase gender and ethnic diversity in executive roles by 2025

2022 highlights

•      Fortis leaders enterprise-wide (executives, directors and senior managers) participated in inclusive leadership and anti-racism training to build our cultural competency

•      Achieved 100% completion at the end of 2022

2022 highlights

•      Evaluations were completed anonymously by all council members to determine the effectiveness of the DEI Advisory Council in three categories: DEI strategy advancement, DEI awareness and understanding, and meeting quality/efficiency

•      Overall scores were strong, exceeding our target expectation

The human resources committee assessed the progress made against the performance targets that were set for the DEI measure for 2022.

The committee noted key progress in 2022 including the development of executive representation targets, completion of inclusive leadership and anti-racism training by all of Fortis leadership and a strong evaluation on the effectiveness of the DEI Advisory Council.

The DEI target was set based on the achievement of two of the above objectives. Completion of all three objectives was required to achieve stretch (150%) level performance.

Based on this assessment, the committee concluded that the DEI priorities were well executed in 2022 and aligned with a payout result of 150%.

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Reliability (10% weighting)
Determining the payout

The table below shows how we assess our electrical system and gas system reliability performance:

SAIDI and Gas system performance (8%)		FSLO (2%)
Actual performance vs target	Payout	Actual performance vs target	Payout
Over 105%	0%	Over 120%	0%
Between 105% and 95%	Interpolated payout between 50% and 200%	Between 120% and 80%	Interpolated payout between 50% and 200%
Below 95%	200%	Below 80%	200%

The graphs below show our 2022 system reliability performance against the targets for the year:

2022 Sustainability and people performance results

	Target	Actual result	Weighting	Annual incentive result (% of target)
ESG leadership (1)	–	140%	10%	140%
People performance
Safety (All Injury Frequency Rate) (2)	1.27	1.02	10%	0%
DEI (1)		150%	10%	150%
Electrical system reliability
SAIDI	1.95	2.02	4%	65%
FSLO (ITC)	85	83	2%	112.5%
Gas system performance
Gas Leaks per Customer	1.68	1.60	4%	200%
2022 sustainability and people result			40%	104.6%

(1)	Committee approved assessment based on indicators of progress in priority areas set for 2022.

(2)	The All Injury Frequency Rate for 2022 was commensurate with a calculated payout of 200%. Actual payout was 0% due to an employee fatality.

2. Subsidiary performance: 30% weighting (new weighting in 2022)

Thirty percent of Mr. Smith’s performance is assessed on the performance of subsidiaries in his area of responsibility. The performance of each subsidiary is measured using a scorecard with multiple measures calculated and weighted based on the earnings contribution and rate base of each subsidiary, with the results assessed by the respective subsidiary boards.

2022 subsidiary performance factor: 112.5%

The weighted result is based on the performance of Newfoundland Power, FortisOntario, Maritime Electric, Caribbean Utilities, FortisTCI and Fortis Belize.

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3. Individual performance: 10% weighting (except as noted for the SVP, Capital Markets and Business Development)
(new weighting in 2022)

Each named executive is assessed on general performance relative to key accountabilities and 2022 functional performance priorities as listed below. No incentive award is granted if individual performance is judged to be unsatisfactory.

David Hutchens, President and CEO

2022 individual performance factor: 160%

As President and CEO, Mr. Hutchens is responsible for leading the strategic direction and long-term success of Fortis, our overall financial performance and our sustainability strategy. He is accountable to the board for the development and execution of the continued growth and innovation our shareholders expect, meeting the expectations of our stakeholders to deliver cleaner energy in a safe and reliable manner, and the development and assessment of our executive leaders.

We delivered strong financial and operational performance in 2022. Under Mr. Hutchens’ leadership we executed a $4.0 billion capital plan in 2022, identified growth opportunities throughout our major subsidiaries and delivered a new five-year capital plan totaling $22.3 billion. Mr. Hutchens remains committed to the progression of our clean energy strategy, strengthening our focus on ESG and fostering the advancement of DEI priorities. Through extensive consultation with the board and executives across the Fortis group, Mr. Hutchens played a key role in advancing our DEI metrics in 2022 and setting our 2023 executive representation targets. Mr. Hutchens championed improvements in our safety culture and performance across the Fortis group. In conjunction with the executive team, Mr. Hutchens supported the recommendation for 4% to 6% annual dividend growth guidance through 2027 and facilitated board approval and investor rollout. Mr. Hutchens participated in key industry and political engagements in our various jurisdictions, along with other Fortis executives, and advanced succession and executive development throughout 2022.

Jocelyn Perry, EVP, CFO

2022 individual performance factor: 160%

As EVP, CFO, Ms. Perry has responsibility for Fortis’ financial stewardship and the development of an effective funding strategy to support our continued growth. She is also responsible for our financial reporting and investor relations strategy.

In 2022 Ms. Perry contributed to the execution of a $4 billion capital plan and delivered the new $22.3 billion five-year capital plan. She advanced key capital projects in 2022 and identified new growth opportunities throughout major subsidiaries. Ms. Perry completed a review of our dividend guidance in 2022, culminating with recommendation to and approval by the board of our 4% to 6% annual dividend growth guidance through 2027. Following this, Ms. Perry contributed to successful investor rollout. Investor outreach in 2022 focused on high quality marketing and sustainability. Investor relations and financial reporting disclosure were both enhanced in 2022 to incorporate ESG disclosure. Continued efforts in 2022 focused on improving cash flows and credit metrics and facilitating regular engagement with credit rating agencies. Ms. Perry executed our capital growth funding plan including issuance of a US$500 million non-revolving term credit facility in May 2022 to enhance financial flexibility and facilitate early debt repayment, as well as the amendment of Fortis’ $1.3 billion revolving term credit facility to establish a sustainability-linked loan structure. Ms. Perry supported succession and leadership priorities, working closely with the SVP, Capital Markets and Business Development and mentoring emerging Fortis leaders through our Leadership Lab.

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James Reid, EVP, Sustainability and CLO

2022 individual performance factor: 140%

As EVP, Sustainability and CLO, Mr. Reid is responsible for enterprise-wide sustainability and the strategic leadership and effective management of governance, compliance and legal functions. He is responsible for minimizing legal risks by advising the company and its board members on significant legal and regulatory issues. Mr. Reid is also responsible for talent management and related human resource priorities and our internal and external communications strategy.

In 2022 Mr. Reid led the planning and execution of our strategy session and advanced engagements with key stakeholders on strategy, governance and sustainability. He demonstrated leadership in his oversight of subsidiary general counsels and continued to advance governance best practices across the group. In 2022 he played a significant role in the board chair selection process and improved the quality and effectiveness of board education sessions. With Mr. Reid’s oversight, we executed our first ever hybrid AGM in 2022. Mr. Reid led our sustainability strategy development and execution in 2022, which included the commitment to a 2050 net-zero target and full alignment with applicable SASB standards in our 2022 sustainability report. Mr. Reid was integral to the progress made by Fortis on its commitment as a TCFD supporter, including the release of the 2022 TCFD and climate assessment report. Mr. Reid, in conjunction with Fortis executives, facilitated the development of an enhanced government relations strategy and participated in numerous meetings with federal and provincial officials. Through extensive consultation with the board and executives across the Fortis group, Mr. Reid played a role in advancing our DEI metrics in 2022, setting our 2023 executive representation targets and advancing succession plans for several critical subsidiary executive roles in 2022.

Gary Smith, EVP, Operations and Innovation

2022 individual performance factor: 140%

As EVP, Operations and Innovation, Mr. Smith is responsible for advancing our innovation priorities and providing leadership in safety, reliability and capital investment across the organization. He also oversees the company’s cybersecurity and technology functions and provides oversight for our Eastern Canadian and Caribbean operations.

In 2022 Mr. Smith advanced the identification and development of growth opportunities at our Fortis subsidiaries. He supported the execution of a $4 billion capital plan and the delivery of a new five-year capital plan. Mr. Smith championed improvements in operational performance and sustainability and facilitated the advancement of climate initiatives. Under Mr. Smith’s leadership we remained in the top quartile for safety and reliability performance. Mr. Smith, in conjunction with Mr. Hutchens, elevated the innovation profile across our subsidiary operations and continued to mature innovation capabilities with emphasis on clean energy delivery, electrification, intelligent operations and climate. He supported the completion of our cybersecurity risk management program across the subsidiaries, and further enhanced our cybersecurity policies. Mr. Smith continues to provide executive leadership and oversight of the Wataynikaneyap Power project and has supported talent management and progressed diversity and inclusion priorities at subsidiary operations.

Stuart Lochray, SVP, Capital Markets and Business Development

2022 individual performance factor: 130% (individual weighting at 30%)

As SVP, Capital Markets and Business Development, Mr. Lochray is responsible for all business development efforts and the associated leadership of all capital markets activity to support Fortis’s short- and long-term corporate strategy.

In 2022 Mr. Lochray supported the advancement of incremental major projects, not reflected in our current capital plan and provided leadership to subsidiary teams on the execution of growth opportunities. He also led the assessment of Fortis’ investments in Energy Impact Partners and the Electric Power Research Institute. Mr. Lochray was responsible for maintaining relationships with credit rating agencies and delivering annual updates to the agencies. Further efforts in 2022 focused on improving cash flows and credit metrics. Mr. Lochray manages corporate-wide banking relationships and has oversight of debt issuances. In 2022 Mr. Lochray led all capital market activity, including our issuance of a US$500 million non-revolving term credit facility in May 2022 to enhance financial flexibility and the amendment of our $1.3 billion revolving term committed credit facility to extend maturity to 2027 and establish a sustainability-linked loan structure based on Fortis’ achievement of targets for board diversity and Scope 1 GHG emissions for 2022 through 2025. Mr. Lochray also oversees and manages our corporate hedging program.

2023 MANAGEMENT INFORMATION CIRCULAR	85

Long-term incentive

Purpose

Motivates executives to achieve strong long-term business performance and align executive and shareholder interests by tying incentive compensation to the value of our common shares. Also used to attract and retain highly qualified executives.

Who participates

All executives

Form

•	Performance share units (PSUs)

•	Restricted share units (RSUs)

75% of equity-based compensation for senior executives is based on performance, delivered through the granting of PSUs. The remaining 25% of equity-based compensation is tied to ongoing service through the granting of RSUs. In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives, as disclosed in our 2022 management information circular.

Amount

The long-term incentive award is granted annually, and the amount is based on competitive positioning and executive level.
2022 target awards were as follows:

	Total target grant value	Incentive mix
	(as % of salary)	PSUs	RSUs
David Hutchens
President and CEO	430%	75%	25%
Jocelyn Perry
EVP, CFO	230%	75%	25%
James Reid (1)
EVP, Sustainability and CLO	190%	76%	24%
Gary Smith
EVP, Operations and Innovation	200%	75%	25%
Stuart Lochray
SVP, Capital Markets and Business Development	150%	75%	25%

(1)	Reflects the prorated grant value to June 30, 2022, associated with Mr. Reid’s former role of EVP, CLO and Corporate Secretary, with a 180% entitlement and his appointment as EVP, Sustainability and CLO with a 200% entitlement effective July 1, 2022. The incentive mix for 2022 reflects an incremental PSU grant on July 1, 2022 to reflect the additional accountabilities associated with this new appointment.

PSUs

Vesting

PSUs vest at the end of a three-year performance period based on our performance against three pre-established measures (see pages 87 to 88).

Payout

Vesting ranges from 0 to 200% of target. Paid out in cash, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. PSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person.

The committee can cancel the payout if our corporate long-term credit rating is below BBB (as designated by S&P) on the last day of the performance period (December 31, or the final business day of the three-year period if December 31 falls on a weekend).

Linking pay to performance

For 2022 the ultimate value of the award is based on our performance against the three pre-established measures:

•	Cumulative EPS (45% weighting) (new weighting in 2022)
•	Relative TSR (45% weighting) (new weighting in 2022)
•	Carbon reduction (10% weighting) (new measure in 2022)

If we do not achieve a minimum level of performance, the payout for that measure is zero.

The human resources committee can set additional performance criteria for PSU awards at or after the time of grant.

Using discretion

The committee can use its discretion to take into account any extraordinary items during the three-year performance period when determining the payout.

RSUs

RSU awards are settled in cash (or Fortis common shares purchased on the TSX or NYSE beginning with the 2020 RSU awards) at the end of the three-year vesting period, based on the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the vesting date, and after deducting withholding taxes. RSUs earn dividend equivalents at the same rate as dividends paid on our common shares and cannot be assigned to another person. Subject to applicable tax, an executive who is continuing to work towards meeting our share ownership requirement must receive 50% of the vested RSUs in shares (see pages 66 and 70).

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Stock options – no new grants beginning in 2022 (see pages 67 and 70)

Vesting

Outstanding stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years.

Payout

Stock options give the holder the option to buy Fortis common shares at a price that is at least the market price at the time of grant. We call this the exercise price, defined as the volume weighted average trading price of our common shares on the TSX for the five trading days immediately before the grant date.

Linking pay to performance

Stock options only have value if our share price increases above the exercise price.

2022 Long-term incentive awards

	PSUs (1)(2)			RSUs (1)(2)
	Grant value	Number of PSUs	As a % of 2022 total direct compensation	Grant value	Number of RSUs	As a % of 2022 total direct compensation
David Hutchens	$4,906,386	80,328	47.3%	$1,635,462	26,776	15.8%
Jocelyn Perry	$1,190,250	19,487	40.4%	$396,750	6,496	13.5%
James Reid	$986,000	16,150	38.8%	$306,000	5,010	12.1%
Gary Smith	$990,000	16,208	38.0%	$330,000	5,403	12.7%
Stuart Lochray	$630,000	10,314	34.9%	$210,000	3,438	11.6%

(1)	The number of PSUs and RSUs in the table reflect any adjustments due to rounding.

(2)	PSU and RSU awards for Mr. Hutchens are calculated and awarded in US dollars and have been converted to Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2678.

2022 PSU and RSU awards

The 2022 PSU and RSU awards were granted on January 1, 2022 in accordance with the executive compensation policies of Fortis and related subsidiaries. The grant value was divided by $61.08, the volume weighted average trading price of our common shares on the TSX for the five trading days ending December 31, 2021, to calculate the number of units to be awarded.

PSU performance criteria

PSUs granted in 2022 will vest on January 1, 2025 (the third anniversary of the grant date) based on our performance against three pre-established measures:

•	our three-year cumulative EPS (compared to a target set by the human resources committee with reference to our business plan (45%) (new weighting in 2022)

•	our three-year TSR compared to the TSR of companies in our performance peer group (45%) (new weighting in 2022)

•	our carbon reduction achievement compared to our three-year reduction target (10%) (new measure in 2022)

The payout multiplier for each measure is zero if we do not achieve threshold performance, and is capped at 200% for maximum performance.

On the grant date, our long-term credit rating was A- as designated by S&P.

About EPS

EPS is a strong measure of absolute performance and is a common metric for assessing short and long-term performance in the utility industry.

We use EPS in our annual incentive plan and our PSU plan to motivate strong business performance and align executive and shareholder interests over varied time horizons.

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About our cumulative EPS

Fortis three-year cumulative EPS compared to target	Payout multiplier
Maximum (target +5%)	200%
Stretch (target +3%)	150%
Target	100%
Minimum (target -4%)	50%
Below threshold: Less than minimum	0%

We set four performance thresholds for the cumulative EPS measure. Target cumulative EPS for the 2022 PSU awards was set by the human resources committee in reference to our business plan, prior year results, and any new information subsequent to the approval of the business plan.

If our cumulative EPS is within the minimum and maximum payout thresholds, the multiplier is determined using a linear interpolation.

About TSR

Our TSR will be measured against a performance peer group of 25 publicly traded North American utility companies that we compete with for investors:

Alliant Energy Corp.
Ameren Corp.
Atmos Energy Corp.
CMS Energy Corp.
Canadian Utilities Ltd.
CenterPoint Energy, Inc.
Consolidated Edison, Inc.

DTE Energy Co.
Edison International
Emera Inc.
Entergy Corp.
Evergy, Inc.
Eversource Energy

FirstEnergy Corp.
Hydro One Ltd.
NiSource Inc.
OGE Energy Corp.
Pinnacle West Capital Corp.
PG&E Corporation

PPL Corp.
Public SVC Enterprise Group Sempra Energy
Sempra Energy
UGI Corp.
WEC Energy Group
Xcel Energy Inc.

Companies were approved by the human resources committee in November 2021 based on several criteria, including size and complexity of the business. The table below shows the median and average for the group compared to Fortis as at December 31, 2021.

	Market capitalization ($ millions)	Total revenue ($ thousands)	Total assets ($ thousands)	Debt/book capitalization (%)	Dividend yield (%)
Median	$27,964	$9,415,974	$45,222,285	57.94%	3.19%
Average	$26,358	$10,750,712	$50,489,056	59.04%	3.28%
Fortis	$28,977	$9,448,000	$57,659,000	55.38%	3.51%

The human resources committee reviews the composition of the peer group annually and has the authority to make any changes to the composition that it deems appropriate.

The TSR multiplier will be determined as follows:

Fortis three-year TSR compared to the performance peer group TSR	Payout multiplier
Maximum: P85 or higher	200%
Target: P50 (median)	100%
Minimum: P30	50%
Below threshold: Less than minimum	0%

The TSR performance threshold for maximum payout is P85 or higher.

If our TSR is between the 30th and 85th percentiles, the multiplier is determined using a linear interpolation based on percentile performance.

About carbon reduction (new in 2022)

Our carbon reduction will be measured against our target for a three-year carbon reduction in corporate-wide Scope 1 GHG emissions compared to 2021. The performance period for the 2022 PSU awards is the three-year period from January 1, 2022 to December 31, 2024. Our carbon reduction efforts support our interim goal to reduce emissions 75% from 2019 levels by 2035.

Fortis three-year carbon reduction compared to target	Payout multiplier
Maximum (target + 50%)	200%
Stretch (target +25%)	150%
Target	100%
Minimum (target -25%)	50%
Below threshold: Less than minimum	0%

The target was set by the human resources committee in reference to our consolidated Scope 1 emissions forecast. We set four performance thresholds for carbon reduction.

88	FORTIS INC.

2019 PSU awards

PSUs granted in 2019 vested on January 1, 2022 based on our three-year performance on two measures:

•	our cumulative EPS compared to our target EPS for the period (50% weighting)
•	our relative TSR (50% weighting).

The 2019 performance peer group consisted of 25 publicly traded North American utility companies that we compete with for investors.

Alliant Energy Corp.

Ameren Corp.

Atmos Energy Corp.

Canadian Utilities Ltd.

CenterPoint Energy, Inc.

CMS Energy Corp.

Consolidated Edison

DTE Energy Co.

Edison International

Emera Inc.

Entergy Corp.

Evergy, Inc.

Eversource Energy

FirstEnergy Corp.

HydroOne Limited

NiSource Inc.

OGE Energy Corp.

Pinnacle West Capital Corp.

PG&E Corporation

PPL Corp.

Public SVC Enterprise Group

Sempra Energy

UGI Corp.

WEC Energy Group

Xcel Energy Inc.

The 2019 PSU payout multiplier was calculated at 147.1% as follows:

(1)	Non-US GAAP measure (see page 111)

The cumulative EPS and the related payout associated with the 2019 PSU award were adjusted to exclude the $1.12 gain on the sale of the Waneta Expansion. Further, the cumulative EPS result and related payout were adjusted by $0.04, to exclude: (i) the impact of tax-related adjustments, (ii) our 2019 equity issuance, and (iii) FERC regulatory decisions at ITC. These adjustments were made to ensure our executives are paid for creating long-term value for shareholders and to reflect the performance of the business under management’s reasonable control in relation to the board approved targets for the 2019 PSU grant.

At December 31, 2021, our long-term corporate credit rating was A-, as designated by S&P.

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The table below shows the calculation of payouts of the 2019 PSU awards based on the payout multiplier of 147.1% and the realized value. Payout amounts reflect any adjustments due to rounding.

David Hutchens (1)	147.1%	8,781	1,013	$61.08	$838,847	222%
Jocelyn Perry (2)	147.1%	14,620	1,687	$61.08	$1,465,155	222%
James Reid (2)	147.1%	12,460	1,438	$61.08	$1,248,712	222%
Gary Smith (2)	147.1%	11,663	1,346	$61.08	$1,168,794	222%

(1)	The award for Mr. Hutchens was paid out using US$44.78, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021 of $61.08, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2018 (the business day prior to the grant date) of US$1.00 = $1.3640. The amount has been converted to Canadian dollars using the 2022 annual average exchange rate of US$1.00 = $1.3002. Mr. Hutchens also received PSU awards under the UNS Energy plan (see below).
(2)	The award was paid out using $61.08, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021.

Subsidiary PSU award

In 2019 Mr. Hutchens received PSU awards under the PSU plan for UNS Energy. The 2019 PSUs vested on January 1, 2022.

The table below shows the calculation of the payout and the realized value. The payout amounts reflect any adjustments due to rounding.

David Hutchens (1)	145.0%	31,224	3,603	$61.08	$2,939,943	219%

(1)	The award was paid out using US$44.78, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021 of $61.08, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2018 (the business day prior to the grant date) of US$1.00 = $1.3640. The amount has been converted to Canadian dollars using the 2022 annual average exchange rate of US$1.00 = $1.3002.

Subsidiary performance multiplier

All subsidiary share unit plans are subject to the same minimum and maximum payout limits as Fortis.

Payment criteria for the performance-based units granted by UNS Energy to Mr. Hutchens in 2019 was based on two equally weighted performance measures: Fortis relative TSR, consistent with Fortis’ measure as outlined above, and three-year subsidiary cumulative net income.

The 2019 PSU payout multiplier for UNS Energy was calculated as follows:

David Hutchens	58.2%	86.8%	145%

(1)	Three-year cumulative net income for UNS Energy exceeded target resulting in a payout of 116.4%.
(2)	Our three-year TSR of 51.6% was at the 74th percentile of the performance peer group resulting in a payout of 173.5%.

90	FORTIS INC.

2019 RSU awards

RSUs granted in 2019 vested on January 1, 2022 and were paid out using $61.08, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021. RSUs were introduced in our long-term incentive program in 2019 to be consistent with market practice and to improve alignment between our Canadian and U.S. executives.

David Hutchens (1)	2,927	338	$61.08	$190,086	151%
Jocelyn Perry	7,310	843	$61.08	$498,013	151%
James Reid	6,230	719	$61.08	$424,443	151%
Gary Smith	5,831	673	$61.08	$397,279	151%

(1)	The award for Mr. Hutchens was paid out using US$44.78, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021 of $61.08, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2018 (the business day prior to the grant date) of US$1.00 = $1.3640. The amount has been converted to Canadian dollars using the 2022 annual average exchange rate of US$1.00 = $1.3002. Mr. Hutchens also received RSU awards under the UNS Energy plan (see below).

Subsidiary RSU award

In 2019 Mr. Hutchens received RSU awards under the RSU plan for UNS Energy. The 2019 RSUs vested on January 1, 2022.

The table below shows the calculation of the payout and the realized value. The payout amounts reflect any adjustments due to rounding.

David Hutchens (1)	15,612	1,801	$61.08	$1,013,773	151%

(1)	The award was paid out using US$44.78, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2021 of $61.08, converted to US dollars using the exchange rate applicable to the PSU grant on December 31, 2018 (the business day prior to the grant date) of US$1.00 = $1.3640. The amount has been converted to Canadian dollars using the 2022 annual average exchange rate of US$1.00 =$1.3002.

2020 PSU awards

PSUs that were granted in 2020 vested on January 1, 2023 based on our cumulative EPS compared to target EPS and relative TSR for the three-year performance period.

Our three-year TSR of 12.6% was at the 61st percentile of the performance peer group, resulting in a payout of 132.0%. The success of our organic growth strategy and the strength of our financial performance resulted in a cumulative EPS over the three-year performance period of $7.98, resulting in a 105% achievement.

The result is a combined payout multiplier of 118.5%, calculated as follows:

(1)	The cumulative EPS and the related payout associated with the 2020 PSU award reflects a net adjustment of ($0.01) to reported EPS to exclude tax-related impacts and FERC regulatory adjustments at ITC.

The 2020 PSU award was paid out using $54.65, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2022.

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2020 RSU awards

RSUs that were granted in 2020 vested on January 1, 2023 and were paid out using $54.65, the volume weighted average trading price of our common shares on the TSX for the last five trading days ending December 31, 2022.

Details about the payouts of the 2020 PSU and RSU awards in 2023, including the amounts paid to each named executive, will be included in our 2024 management information circular.

No stock option awards in 2022

In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Equity-based compensation for all Fortis executives are now granted as 75% PSUs and 25% RSUs (see page 86).

For prior awards, the grant date fair value was based on the volume weighted average trading price of our common shares on the TSX for the five days prior to the grant date. We had generally determined fair value of stock options based on the binomial valuation model as disclosed in our prior management information circulars.

Employee share purchase plan

Background

All of the named executives are eligible to participate in the ESPP. In 2022, Mr. Reid, Mr. Smith and Mr. Lochray purchased shares under the ESPP. The plan gives full-time and part-time employees of Fortis and its subsidiaries and affiliates a convenient way to invest in Fortis common shares and build equity ownership and a stake in our future success. Employees can invest 1% to 10% of their annual base salary in a calendar year. The minimum annual investment is 1% of an employee’s salary and dividends are reinvested. Participation is optional and is open to employees who are Canadian and U.S. residents and employees in other countries where they are allowed to participate. Plan benefits cannot be assigned.

Each employee’s contribution represents 90% of the purchase price of the common shares, and the employer contributes the remaining 10%. Shares are acquired in the open market by the trustee or issued from treasury. All common shares purchased and held under the ESPP are registered in the name of Computershare (as trustee) for the plan participants. We must notify the trustee at least 15 business days before a share purchase date whether we will issue the shares from treasury or purchase them on the secondary market. Since September 1, 2012, we have generally issued shares from treasury to satisfy employee purchases under the plan (see Equity compensation plan information on page 102).

The ESPP prohibits the purchase of shares on behalf of insiders of Fortis, including the named executives, if, together with any other security-based compensation arrangement, the purchase could result in: (i) the number of shares issuable to insiders, at any time, exceeding 10% of the issued and outstanding shares of Fortis, or (ii) the number of shares issued to insiders, within any one-year period, exceeding 10% of the issued and outstanding shares of Fortis.

As of December 31, 2022, there were 2,698,387 shares available for issuance under the ESPP, representing 0.56% of the total number of shares issued and outstanding as of December 31, 2022. Since its inception in 2012, 4,838,828 shares have been purchased by employees under the ESPP, representing 1.00% of the total number of shares issued and outstanding as of December 31, 2022. Shareholders approved the Third Amended and Restated 2012 Employee Share Purchase Plan at our 2022 annual and special meeting, which included an amendment to increase the share reserve under the plan. Implementing the amendment resulted in a total of 3,000,000 shares available for issuance under the plan, representing 0.62% of the total number of shares issued and outstanding as of the date of this circular.

The following table shows the burn rate for the last three years, calculated as the number of shares purchased under the ESPP in the year divided by the weighted average number of shares outstanding for the year.

	2022	2021	2020
Number of shares purchased	530,365	536,913	494,454
Weighted average number of shares outstanding	478,556,936	470,923,207	464,759,838
Burn rate	0.11%	0.11%	0.11%

92	FORTIS INC.

Purchasing shares under the plan

Shares may be issued from treasury, or acquired on the open market on the TSX or the NYSE, by Computershare as administrative agent. Shares purchased from treasury will be purchased at the fair market value as of the date of purchase. Fair market value means the volume weighted average price of Fortis shares on the TSX for the last five trading days ending the day before the purchase date, calculated as the total value of the shares traded on the TSX divided by the total volume of the shares traded during the period. Shares purchased under the ESPP vest immediately, other than shares purchased with the employer contribution which must be held for the earlier of a year or until termination.

The plan does not set out a maximum number of shares that may be issued to an individual employee, however, eligible employees may only contribute up to 10% of their annual base salary in any given year, which has the effect of limiting the number of shares that may be issued to any one individual under the plan.

Employee contributions

Employees can contribute to the plan by making lump sum contributions or, in the case of certain employees, by obtaining a loan from Fortis or a Fortis subsidiary, as applicable. Employees receive the loans interest free but must repay the amount within 52 weeks, by making regular payments by payroll deduction. Shares acquired with employee loans are pledged to Fortis or the subsidiary and cannot be sold until the employee has repaid the loan in full. Named executives are prohibited from receiving employee loans under the plan.

Leave of absence

If an employee takes a leave of absence, participation in the plan is suspended until they return, unless the board permits otherwise. The employee will be required to prepay the contributions that would otherwise have been required had they not taken leave, and the prepayments can be made by lump sum or in instalments.

Retirement, termination and death

Within 90 days of retirement, termination or death, an employee (or their estate, in the case of death) must file a notice electing to: (i) in the case of retirement of certain employees, continue limited participation in the plan by way of reinvestment of dividends only, (ii) transfer their shares to an external account or (iii) sell their shares and transfer the net proceeds to an external account. If the employee chooses option (i), no new contributions can be made but the shares held in the plan will continue to accrue dividends.

If an employee does not file a notice within 90 days, the shares will be transferred to an external account in the employee’s name.

Amendment provisions

Amendments to the plan generally require shareholder approval and the approval of the TSX. The following amendments do not require shareholder approval, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature
•	amendments necessary to comply with the provisions of applicable law or the rules of the TSX
•	amendments changing eligibility for the plan, other than an amendment which would potentially increase insider participation in the plan
•	amendments respecting the administration of the plan
•	amendments changing allowable employee contributions to the plan, provided that contributions may not exceed 25% of an employee’s base pay
•	amendments to the definition of employer contribution to change the financial assistance provided to employees, provided that such financial assistance is not greater than 25% of the employee’s contributions
•	amendments necessary to introduce vesting or retention periods
•	amendments necessary to suspend or terminate the plan.

Shareholder approval by ordinary resolution is required for any amendment or change that:

•	increases the maximum number of shares reserved for issuance under the plan
•	amends the definition of eligible employee to broaden or increase insider participation
•	permits an employee to contribute more than 25% of their base pay in a calendar year
•	provides for any additional form of financial assistance to employees
•	amends the definition of employer contribution to provide for financial assistance to employees that is more than 25% of the employee’s contribution
•	removes, increases or exceeds the limits on insider participation

2023 MANAGEMENT INFORMATION CIRCULAR	93

•	amends the amendment provisions of the plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules of the TSX, or (ii) of a housekeeping nature.

In 2017 shareholders approved amendments to the ESPP to increase the share reserve under the ESPP by 2,000,000 shares. As noted above, at our 2022 annual and special meeting shareholders approved a further amendment to increase the share reserve under the ESPP by an additional 3,000,000 shares.

Restrictions on transfer

Rights and interests of employees under the plan cannot generally be assigned or transferred. If an employee is transferred to another company that participates in the plan, the employee’s election agreement will remain in effect.

Pension plans

Self-directed registered retirement savings plan

Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray are eligible to participate in a self-directed registered retirement savings plan (RRSP). Fortis matches their contributions up to the maximum RRSP contribution limit allowed by the Income Tax Act (Canada) ($29,210 in 2022).

Defined contribution supplemental employee retirement plan

All of the named executives, except Mr. Hutchens, participate in the defined contribution supplemental employee retirement plan (DC SERP). We accrue an amount equal to 13% of the participant’s annual base salary and annual incentive above the allowed maximum annual contribution limit to an RRSP or pension limit to an account which earns interest equal to the rate of a 10-year Government of Canada bond yield plus a premium of 1% to 3% depending on the executive’s years of service. When the named executive retires, he or she can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

Defined benefit pension plans

Mr. Hutchens participates in a defined benefit pension plan for employees at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The plan provides Mr. Hutchens with a benefit based on a maximum of 25 years of service and an annual benefit based on 1.6% of his average monthly earnings.

Mr. Hutchens also participates in a supplemental defined benefit pension plan for certain executives at TEP, a plan that he was a member of before his appointment to his original role with Fortis on January 1, 2018. The retirement benefit under this plan is consistent with the defined benefit pension plan outlined above, but without regard to the compensation limits imposed by law or voluntary salary reductions. Effective January 1, 2018, the date he was first appointed an officer of Fortis, Mr. Hutchens’ average monthly earnings, including the annual incentive, have been capped for purposes of his supplemental defined benefit pension plan and will not continue to grow.

401(k) and deferred compensation plans

Mr. Hutchens receives a company matching contribution to his 401(k) account equal to 100% of his own contribution up to 4.5% of his base salary, subject to applicable IRS contribution limits.

Mr. Hutchens began participating in the UNS Energy Corporation deferred compensation plan as of January 1, 2018.
UNS Energy accrues an amount equal to 13% of his combined annual base salary and annual incentive above the average monthly earnings established for purposes of his defined benefit pension plans to an account with self-directed investment options. Upon retirement, he can receive the accumulated amount as a lump sum or in equal payments over a period of up to 15 years.

See Retirement benefits beginning on page 104 for the pension plan tables and information about our 2022 contributions to the pension plans.

Other benefits and perquisites

The named executives receive a number of benefits and perquisites as part of a competitive compensation package:

•	comprehensive life, health, long-term disability, dental and related benefits
•	company vehicle (including normal maintenance and operating costs) or car allowance
•	post-retirement benefits.

94	FORTIS INC.

Share performance and cost of management

The graph below compares our TSR over the past five years to the return of the S&P/TSX Capped Utilities Index and S&P/TSX Composite Index. It assumes $100 was invested in our common shares and the two market indices on December 31, 2017, and reinvestment of dividends during the period.

(at December 31)	2017	2018	2019	2020	2021	2022
Fortis common shares (TSX: FTS)	$100	$103	$126	$126	$154	$142
S&P/TSX Composite Index	$100	$91	$112	$118	$148	$139
S&P/TSX Capped Utilities Index	$100	$92	$127	$146	$163	$146
% increase (decrease) in TSR of Fortis common shares from prior year	–	3.0%	22.3%	–%	22.2%	(7.8)%

A leading North American utility,
Fortis has accomplished one of the biggest strategic moves of any utility in North America, moving from a Canadian-centric business to a large North American player.

Our TSR performance has exceeded the S&P/TSX Composite Index in each year over the five-year period.

Cost of management

Our executive compensation program is designed to reward the named executives at approximately the median of our compensation comparator group. TSR is one factor the human resources committee reviews during its discussions about executive compensation. It also considers the success of the executive team in executing on our long-term growth strategy to create sustained shareholder value. For more than a decade, we have pursued a strategy of growing our regulated utility business across Canada and in the U.S., including acquisitions of well-run regulated utilities and investment in our utility businesses.

The table that follows shows our growth since 2017. The graph below highlights some of those results relative to the total compensation awarded to the CEO and other named executives.

(1)	Non-US GAAP measure – see page 111.

2023 MANAGEMENT INFORMATION CIRCULAR	95

(at December 31)	2017	2018	2019		2020	2021	2022	% increase (decrease) over 2017
Total assets ($millions)	$47,822	$53,051	$53,404		$55,481	$57,659	$64,252	34%
Net earnings attributable to common equity shareholders ($millions)	$963	$1,100	$1,655	(1)	$1,209	$1,231	$1,330	38%
Adjusted net earnings attributable to common equity shareholders ($millions) (2)	$1,027	$1,066	$1,115		$1,195	$1,219	$1,329	29%
Adjusted EPS (2)	$2.47	$2.51	$2.55		$2.57	$2.59	$2.78	13%
Annual revenue ($millions)	$8,301	$8,390	$8,783		$8,935	$9,448	$11,043	33%
Total compensation awarded to the CEO (3)	$9,253,297	$9,080,480	$10,179,142		$10,152,658	$9,138,356	$11,558,895	25%
Average total compensation awarded to the other named executives, excluding the CEO (4)	$3,073,690	$3,694,192	$3,792,200		$4,178,348	$3,416,015	$2,918,155	(5)%
Total compensation awarded to the named executives (5)	$21,548,057	$27,551,441	$25,347,942		$26,866,050	$22,802,417	$23,231,513	8%
As a % of adjusted net earnings (2)	2.10%	2.58%	2.27%		2.25%	1.87%	1.75%	(17)%

(1)	Includes gain on the sale of the Waneta Expansion of $484 million in 2019.
(2)	Non-US GAAP measure – see page 111.
(3)	Reflects total CEO compensation, including the grant date fair value of long-term incentive awards, as reported in prior circulars for Barry Perry in 2017 through 2020 and David Hutchens for 2021 and 2022.
(4)	Reflects average of total compensation, including the grant date fair value of long-term incentive awards, of other named executives, as reported in prior circulars, excluding the CEO, in each year as follows:

2017: Karl Smith, Earl Ludlow (since retired), Nora Duke, James Laurito

2018: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke, Karl Smith (since retired)

2019: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2020: Jocelyn Perry, David Hutchens, James Laurito, Nora Duke

2021: Jocelyn Perry, James Laurito (since retired), Nora Duke (since retired), James Reid

2022: Jocelyn Perry, James Reid, Gary Smith, Stuart Lochray

(5)	Reflects total compensation as reported in prior circulars for the named executives in each year reflecting the above-noted named executives and Barry Perry as CEO in 2017 through 2020 and David Hutchens for 2021 and 2022.

The strength of our financial performance, as demonstrated by growth in annual revenues, earnings, EPS and total assets since 2017 above, is largely the result of ongoing organic growth throughout our utilities. Our highly executable capital plans and continued focus to advance additional opportunities beyond the base plan supports low-risk rate base growth.

The trend in total compensation awarded to the CEO is in line with expectations over the performance period and the transition of Mr. Hutchens to the role in 2021.

The increase in the total compensation awarded to the named executives over the five years is the result of the following:

•	our growth over the period to become a top utility in North America
•	necessary increases in compensation to pay competitively, at approximately the median of our compensation comparator group
•	two of the named executives in each year from 2018 through 2021 were U.S. residents, with compensation and related benefits denominated in US dollars and converted to Canadian dollars for purposes of disclosure
•	2021 and 2022 CEO compensation reflects the new CEO compensation structure which is denominated in US dollars and converted to Canadian dollars for purposes of disclosure (see pages 74 and 97).

The increase in total compensation awarded to the named executives was partially offset by a decline in average total compensation for the other named executives (excluding the CEO) in 2021 and 2022, due to changes in executive leadership largely related to retirements.

Linking pay to performance

Total compensation for the CEO and other named executives is linked to the financial performance of the company, with EPS and adjusted EPS being key financial measures. EPS, including our net income results for the year, is a strong measure of absolute performance and is used in our annual incentive plan and our PSU plan to align strong business performance with executive compensation, over varied time horizons. Our annual incentive and PSU plans establish target levels of performance for EPS and cumulative EPS, respectively. If a minimum level of performance is not achieved, the payout for this measure is zero (see pages 78 and 88).

96	FORTIS INC.

The most important performance measures used to link 2022 earned and realized compensation of our named executives to company performance are set out in the table below, along with the sections and page references for where you can find more information:

Performance measure		Where to find more information
1.	EPS (1)	2022 Annual incentive performance assessment Long-term incentives (2022 and 2019 PSU grants)	page 78 pages 87, 88 and 89
2.	Relative TSR	Long-term incentives (2022 and 2019 PSU grants)	pages 87, 88 and 89
3.	Share price	Long-term incentives (2022 and 2019 PSU and RSU grants) CEO realized and realizable pay	pages 87 and 90 to 92 page 98
4.	Safety and reliability performance	2022 Annual incentive performance assessment	pages 82 and 83
5.	Carbon reduction performance	2022 Long-term incentive awards	page 88

(1)	Adjusted EPS for annual incentive purposes and three-year cumulative adjusted EPS for PSU purposes. This is a non-US GAAP measure (see page 111).

Lookback at CEO and other named executive compensation

The table below gives a five-year lookback at the total direct compensation awarded to Barry Perry from 2018 to 2020 and to David Hutchens for 2021 and 2022, as President and CEO of Fortis. Total direct compensation includes salary paid, the annual incentive paid and the grant value of long-term incentive awards. Amounts for Mr. Perry and the 2021 amounts for Mr. Hutchens are as disclosed in prior management information circulars.

The table also includes a five-year lookback at the average total direct compensation for the other named executives for the respective years, excluding the CEO.

	Barry Perry			David Hutchens (1)
	2018	2019	2020	2021	2022
Fixed
Base salary	$1,300,000	$1,300,000	$1,325,000	$1,378,850	$1,560,240
Variable (at-risk)
Annual incentive	$1,713,000	$2,614,000	$2,170,000	$1,737,351	$2,268,849
Performance share units	$3,900,000	$2,730,000	$2,782,500	$4,044,002	$4,906,386
Restricted share units (new for certain named executives starting in 2019)	–	$1,365,000	$1,391,250	$1,348,001	$1,635,462
Stock options	$1,300,000	$1,365,000	$1,391,250	–	–
CEO total direct compensation	$8,213,000	$9,374,000	$9,060,000	$8,508,204	$10,370,937

	2018	2019	2020	2021	2022
Average total direct compensation awarded to the other named executives, excluding the CEO(2)	$2,474,025	$3,282,420	$3,526,587	$2,909,873	$2,473,250

(1)	Mr. Hutchens is paid in US dollars and his compensation has been converted from US dollars to Canadian dollars as follows:

•	amounts for PSUs and RSUs reflect the grant values awarded: (i) on January 1, 2022, converted to Canadian dollars using the December 31, 2021 exchange rate of US$1.00 = $1.2678; (ii) on January 1, 2021, converted to Canadian dollars using the December 31, 2020 exchange rate of US$1.00 = $1.2732

•	all other compensation amounts have been converted to Canadian dollars using the average exchange rate for 2022: US$1.00 = $1.3002 and US$1.00 = $1.2535 for 2021.

(2)	As reported in prior management information circulars. See page 96 for the list of other named executives in prior years. The decrease in average total direct compensation awarded to the other named executives, excluding the CEO, in 2021 and 2022, was due to changes in executive leadership largely related to retirements.

2023 MANAGEMENT INFORMATION CIRCULAR	97

The graph below shows how CEO total direct compensation over the past five years compares to our TSR and the strong correlation between the two. Mr. Hutchens’ 2021 and 2022 compensation reflects the new CEO compensation structure as disclosed in our 2021 management information circular, converted to Canadian dollars as noted above.

The graph also illustrates the average total direct compensation for the other named executives, excluding the CEO, over the past five years compared to our TSR. Average total direct compensation for the other named executives aligns with the trend in CEO total direct compensation and our TSR over the five-year period and reflects changes in the executive leadership in 2021 and 2022 largely due to retirements.

The graph also illustrates our share performance relative to two major market indices, exceeding the S&P/TSX Composite Index consistently over the five-year period.

CEO realized and realizable pay

A significant portion of the CEO’s pay is at risk, and equity-based incentives account for a large part of at-risk pay to align the interests of executives and shareholders.

The table below shows CEO total direct compensation in each of the last five years, compared to realized and realizable values as at December 31, 2022. We also compare the realized and realizable value of $100 awarded in total direct compensation to the CEO in each year to the value of $100 invested in Fortis shares on the first trading day of the period, assuming reinvestment of dividends, to provide a meaningful comparison of shareholder value. The graphs on page 95 and the table below illustrate the strong alignment of CEO compensation to Fortis performance and shareholder value.

	Compensation	Realized and realizable value of compensation			Value of $100
	awarded	as at December 31, 2020(1)(2)		Period	Barry Perry	Shareholder
2018	$8,213,000	$11,130,718		Jan 1, 2018 to Dec 31, 2020	$136	$126
2019	$9,374,000	$10,252,593		Jan 1, 2019 to Dec 31, 2020	$109	$123
2020	$9,060,000	$7,664,016	(3)	Jan 1, 2020 to Dec 31, 2020	$85	$100
				Average	$110	$116

					David Hutchens	Shareholder
2021	$8,508,204	$9,127,847	(4)	Jan 1, 2021 to Dec 31, 2022	$107	$112
2022	$10,370,937	$9,850,936	(4)	Jan 1, 2022 to Dec 31, 2022	$95	$92
				Average	$101	$102

(1)	Realized pay consists of base salary, annual incentive, the payout value of share units attributed to the year in which units are granted, the dividend equivalents paid and gains realized from stock options exercised. Realizable pay includes the value of any outstanding long-term incentive awards and is equal to the current value of unvested share units, including PSUs vesting at target, and the in-the-money value of outstanding options granted during the period. Realized and realizable compensation is based on $54.18, the closing price of our common shares on the TSX on December 31, 2022 for
Mr. Hutchens, compared to $52.00, the closing price of our common shares on the TSX on December 30, 2020 for Mr. Perry.
(2)	Realized and realizable value of compensation differs from total direct compensation in that it reflects the current value of outstanding long-term incentive awards. Total direct compensation reflects the grant value of long-term incentive awards granted in a respective year.
(3)	The decrease in 2020 is attributed to a lower closing price of our common shares on the TSX at December 31, 2020 of $52.00, compared to
December 31, 2019 of $53.88. Stock options granted in 2020 were not in-the-money and, therefore, no value was assigned to these units, and the value of unvested share units was lower as a result of the December 31, 2020 closing share price.
(4)	The realized and realizable value of compensation for Mr. Hutchens does not reflect any payout of PSUs in his role of CEO. Mr. Hutchens first PSU grant as CEO will vest on January 1, 2024.

98	FORTIS INC.

COMPENSATION DETAILS

Summary compensation table

The table below shows the compensation the named executives earned for the last three financial years ending on December 31.

See footnote 6 below for information about the change in roles of the named executives over the last three years.

Named executive		Salary	Share- based awards(1)	Option- based awards(2)	Annual incentive plan(3)	Pension value(4)	All other compensation(5)	Total compensation
David G. Hutchens (6) (7)	2022	$1,560,240	$6,541,848	–	$2,268,849	$207,226	$980,732	$11,558,895
President and Chief	2021	$1,378,850	$5,392,003	–	$1,737,351	$112,602	$517,550	$9,138,356
Executive Officer (as of January 1, 2021)	2020	$1,107,480	$3,000,691	–	$1,511,542	$272,761	$657,277	$6,549,751
Jocelyn H. Perry	2022	$690,000	$1,587,000	–	$669,000	$135,760	$464,772	$3,546,532
Executive Vice President,	2021	$660,000	$2,277,000	$363,000	$579,000	$148,840	$262,632	$4,290,472
Chief Financial Officer	2020	$640,000	$1,056,000	$352,000	$699,000	$168,420	$222,729	$3,138,149
James R. Reid (6)	2022	$680,000	$1,292,000	–	$567,000	$123,800	$371,731	$3,034,531
Executive Vice President,	2021	$660,000	$891,000	$297,000	$497,000	$135,710	$225,808	$2,706,518
Sustainability and Chief Legal Officer (as of July 1, 2022)	2020	$645,000	$870,750	$290,250	$598,000	$143,330	$182,109	$2,729,439
Gary J. Smith (6)	2022	$660,000	$1,320,000	–	$622,000	$124,190	$271,410	$2,997,600
Executive Vice President,	2021	$630,000	$850,500	$283,500	$520,000	$128,820	$184,394	$2,597,214
Operations and Innovation (as of January 1, 2022)	2020	$610,000	$823,500	$274,500	$575,000	$116,290	$182,918	$2,582,208
Stuart I. Lochray (7)	2022	$560,000	$840,000	–	$406,000	$58,150	$229,805	$2,093,955
Senior Vice President, Capital Markets and Business Development (as of September 8, 2021)	2021	$171,781	–	–	$112,000	$13,639	$604,528	$901,948

(1)	Share-based awards

Amounts reflect the grant value of PSUs and RSUs awarded in 2020, 2021 and 2022. The value of each unit was based on the volume weighted average price of our common shares on the TSX for the five trading days ending the day before the grant.

Mr. Hutchens’ amounts reflect the grant value of PSUs and RSUs converted to Canadian dollars for disclosure purposes, using the exchange rates shown below.

	Share price Jan 1	USD:CDN exchange rate
2022	$61.08	$1.2678
2021	$52.36	$1.2732
2020	$53.97	$1.2990

Ms. Perry’s 2021 amount includes a retention incentive in the form of a one-time RSU grant of $1,188,000, granted on January 1, 2021 as disclosed in our 2021 management information circular.

(2)	Option-based awards

Amounts reflect the grant value of stock options awarded in 2020 and 2021. The binomial valuation for the 2021 grant resulted in a value ratio of 12.7%, which was applied by the human resources committee. The binomial valuation for the 2020 grant resulted in a value ratio of 5%. The human resources committee applied a ratio of 10%, leading to fewer options being granted. See our 2021 and 2022 management information circulars for more information.

Feb 25, 2021	Feb 26, 2020
$6.41	$5.84

Binomial valuation calculations were based on the following key assumptions:

•	a term of 10 years (based on the full term under the stock option plan)
•	a dividend yield (based on a blended historical and projected dividend yield)
•	a risk-free rate (which is the same as the Government of Canada bond yield to match the term of the options)
•	a volatility rate (based on the average historical daily volatility).

Compensation fair value of stock options is different than the accounting value disclosed in our financial statements because different assumptions are used. The key difference is the assumptions used for the expected life of the options:

•	compensation fair value uses the full 10-year term of the options because it better represents the compensation opportunity
•	accounting fair value assumes a stock option life expectancy of 5.0 years based on historical experience. The accounting fair value was $4.91 for the 2021 stock option grant and $4.20 for the 2020 stock option grant. We stopped granting stock option awards in 2022 (see page 67).

(3)	Annual cash bonus earned under the short-term incentive plan for the 2020, 2021 and 2022 financial years.

(4)	Pension value includes the compensatory charge associated with the applicable DC SERP, defined benefit pension plan and deferred compensation plan (see page 104). See also the discussion of pension value for Mr. Hutchens on page 105.

2023 MANAGEMENT INFORMATION CIRCULAR	99

(5)	All other compensation includes:

•	insurance premiums paid by Fortis for comprehensive life, health, disability, dental and related benefits
•	vehicle benefits and transportation costs
•	employer contributions to the named executive’s self-directed RRSP (401(k) plan for Mr. Hutchens)
•	employer contributions under the ESPP
•	tax equalization payments
•	tax and financial planning
•	payout of accrued vacation
•	amounts paid by subsidiaries of Fortis as director fees, as shown in the table below:

	David Hutchens	Jocelyn Perry	James Reid	Gary Smith
2022	$356,029	$408,549	$305,035	$216,268
2021	$320,490	$213,184	$167,833	$131,366
2020	$147,500	$175,218	$127,528	$132,286

Additional other compensation for Mr. Lochray includes:

•	reimbursement for costs of $276,784 associated with Mr. Lochray’s relocation from the U.S. to Canada in 2021
•	make-whole compensation totalling $103,391 in 2021 in accordance with Mr. Lochray’s employment agreement with Fortis
•	amounts paid for the tax impact of the change in tax jurisdiction of Mr. Lochray from Texas in the U.S. to Ontario, Canada in 2021.

For Mr. Hutchens, compensation was paid in US dollars and converted to Canadian dollars for disclosure purposes, using the average annual exchange rates of US$1.00 = $1.3002 for 2022, US$1.00 = $1.2535 for 2021, and US$1.00 = $1.3424 for 2020.

Perquisites and benefits total less than $50,000 and less than 10% of the annual salary for each named executive.

(6)	The table below explains the change in roles of the named executives in the last three financial years:

David Hutchens	• 2020 data reflects the compensation earned as Chief Operating Officer of Fortis and his role as Chief Executive Officer of UNS Energy
James Reid	• 2022 data reflects the compensation earned in his current position and his prior role as Executive Vice President, Chief Legal Officer and Corporate Secretary until June 30, 2022
Gary Smith	• 2020 and 2021 data reflect the compensation earned in his prior role as Executive Vice President, Eastern Canadian and Caribbean Operations until December 31, 2021

(7)	As a U.S. resident, Mr. Hutchens is paid in US dollars. All amounts other than share-based awards have been converted from
US dollars to Canadian dollars for disclosure purposes, using the average exchange rates for the year: US$1.00 = $1.3002 for 2022, US$1.00 = $1.2535 for 2021, and US$1.00 = $1.3424 for 2020. Share-based awards have been converted to Canadian dollars using the exchange rates outlined in note 1. The table below shows Mr. Hutchens’ compensation in US dollars:

		Salary	Share-based awards	Option-based awards	Annual incentive plan	Pension value	All other compensation	Total compensation
David Hutchens	2022	$1,200,000	$5,160,000	–	$1,745,000	$159,380	$754,293	$9,018,673
	2021	$1,100,000	$4,235,000	–	$1,386,000	$89,830	$412,884	$7,223,714
	2020	$825,000	$2,310,000	–	$1,126,000	$203,189	$489,628	$4,953,817

Mr. Hutchens was appointed an officer of Fortis on January 1, 2018 and continued to serve as Chief Executive Officer of UNS Energy until December 31, 2020.

100	FORTIS INC.

Incentive plan awards

The table below shows the outstanding long-term incentive awards as at December 31, 2022 (you can read more about the long-term incentive plans beginning on page 86).

		Option-based awards				Share-based awards
	Year award granted	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options (1)	Number of shares or units that have not vested	Market or payout value of share- based awards that have not vested (2)(3)	Market or payout value of vested share-based awards not paid out or distributed
David Hutchens	2022	–	–	–	–	111,145	$6,021,847	–
	2021	–	–	–	–	110,957	$6,011,646	–
	2020	–	–	–	–	62,103	$3,868,461	–
		–			–	284,205	$15,901,954	–
Jocelyn Perry	2022	–	–	–	–	26,963	$1,460,852	–
	2021	56,660	$50.33	Feb 25, 2031	$218,141	46,856	$2,538,671	–
	2020	60,276	$58.40	Feb 26, 2030	–	21,855	$1,341,715	–
	2019	69,372	$47.57	Feb 13, 2029	$458,549	–	–	–
	2018	17,060	$41.27	Feb 13, 2028	$220,245	–	–	–
	2017	8,424	$42.36	Feb 15, 2027	$99,572	–	–	–
	2015	6,956	$39.25	Mar 2, 2025	$103,853	–	–	–
		218,748			$1,100,360	95,674	$5,341,238	–
James Reid	2022	–	–	–	–	21,938	$1,188,620	–
	2021	46,356	$50.33	Feb 25, 2031	$178,471	18,335	$993,393	–
	2020	49,700	$58.40	Feb 26, 2030	–	18,021	$1,106,343	–
	2019	59,124	$47.57	Feb 13, 2029	$390,810	–	–	–
	2018	39,972	$42.00	Mar 5, 2028	$486,859	–	–	–
		195,152			$1,056,140	58,294	$3,288,356	–
Gary Smith	2022	–	–	–	–	22,427	$1,215,075	–
	2021	44,248	$50.33	Feb 25, 2031	$170,355	17,502	$948,239	–
	2020	47,004	$58.40	Feb 26, 2030	–	17,043	$1,046,309	–
	2019	55,340	$47.57	Feb 13, 2029	365,797	–	–	–
	2018	40,612	$41.27	Feb 13, 2028	524,301	–	–	–
	2017	18,832	$42.36	Feb 15, 2027	222,594	–	–	–
	2016	21,716	$37.30	Feb 16, 2026	366,566	–	–	–
		227,752			$1,649,613	56,972	$3,209,623	–
Stuart Lochray	2022	–	–	–	–	14,271	$773,230	–
	2021	–	–	–	–	–	–	–
						14,271	$773,230	–

(1)	Value of unexercised in-the-money options is the difference between the option exercise price and $54.18, the closing price of our common shares on the TSX on December 30, 2022, multiplied by the number of outstanding options. No value is assigned if the exercise price is higher than the closing share price.

(2)	Market or payout value of share-based awards is the market value of outstanding PSUs and RSUs based on $54.18, the closing price of our common shares on the TSX on December 30, 2022, for the PSUs and RSUs granted in 2021 and 2022.

(3)	The PSUs and RSUs granted in 2020 vested on January 1, 2023 and were paid out in the first quarter of 2023 (see pages 91 and 92).

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Incentive plan awards – value vested or earned in 2022

	Option-based awards – Value vested during the year (1)	Share-based awards – Value vested during the year (2)	Non-equity incentive plan compensation – Value earned during the year (3)
David Hutchens (4)	–	$4, 982,649	$2,268,849
Jocelyn Perry	$345,509	$1,963,168	$669,000
James Reid	$424,485	$1,673,155	$567,000
Gary Smith	$381,233	$1,566,073	$622,000
Stuart Lochray	–	–	$406,000

(1)	Total value that would have been realized if options that vested during the year had been exercised on the vesting date. The value is calculated as the difference between the closing price of our common shares on the TSX on the vesting date and the grant price of the options. In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. Mr. Hutchens did not receive stock options prior to 2022.

(2)	Value of PSUs and RSUs that were realized and paid out in 2022 (see pages 89 to 91).

(3)	Annual incentive earned for 2022 (see the summary compensation table on page 99 for details).

(4)	Mr. Hutchens' 2022 share-based awards and non-equity incentive plan compensation were paid in US dollars and have been converted to Canadian dollars for purposes of disclosure, using the 2022 average exchange rate of US$1.00 = $1.3002.

Equity compensation plan information

We stopped granting stock options in 2022, harmonizing the long-term incentive for Canadian and U.S. executives as disclosed in our 2022 management information circular

In 2021 we granted 431,396 options under the 2012 stock option plan, representing 0.09% of our total common shares issued and outstanding at December 31, 2021. This compares to 686,420 options granted in 2020 (0.15% of our total common shares issued and outstanding at December 31, 2020).

(as at December 31, 2022)	Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance under stock option plan (excluding options issued and outstanding)
Stock option plan approved by security holders	2,342,555	$47.72	2,683,069

Stock options outstanding

The number of options granted and outstanding is 2,270,458. A total of 2,683,069 common shares are remaining in reserve for options to be issued under our 2012 stock option plan, representing 0.55% of the total number of common shares issued and outstanding.

	Number of options outstanding		As a % of common shares issued and outstanding
	as at December 31, 2022	as at March 17, 2023	as at December 31, 2022	as at March 17, 2023
2012 stock option plan	2,342,555	2,270,458	0.49%	0.47%

Stock options exercised in 2022

The table below shows the stock options exercised by the named executives in 2022. The gain is the difference between the option price and the share price at the time of exercise.

	Grant year	Number of options exercised	Gain on the options exercised
Jocelyn Perry	2016	9,384	$231,560
Gary Smith	2015	16,720	$380,917

About the stock option plan

The current plan was adopted in 2012 and is administered by the human resources committee. The committee determines:

•	who is eligible to participate in the plan and who, among them, are granted stock option awards
•	the number of common shares covered by each grant of stock options
•	the exercise price (cannot be less than the volume weighted average trading price of our common shares on the TSX for the last five trading days ending the day before the grant date)
•	when the stock options will be granted
•	when the stock options will vest
•	when the stock options will expire.

Stock options granted under the plan to insiders, together with any other security-based compensation arrangement at Fortis, must not be more than 10% of our total issued and outstanding common shares at any time, or within a one-year period. The plan does not set out a maximum number of stock options that may be issued to any one person.

102	FORTIS INC.

Holders cannot exercise their stock options during a blackout period as set out in the plan document, our insider trading policy and Canadian securities laws. If the expiry date falls in a blackout period, the term of the stock options or the unexercised portion of the grant will be extended to 10 business days after the end of the blackout period.

Other important things to know

•	We have 2,683,059 common shares remaining in reserve for stock options to be issued under the 2012 stock option plan, representing 0.56% of the total number of issued and outstanding common shares as of December 31, 2022

•	Since the plan’s inception in 2012, 4,997,671 shares have been issued on the exercise of stock options granted under the plan, representing 1.04% of the total number of shares issued and outstanding as of December 31, 2022

•	In 2022 we stopped granting stock option awards to Canadian executives, harmonizing the long-term incentive for Canadian and U.S. executives. The next table shows the burn rate for the previous three fiscal years, calculated as the number of options granted in the year divided by the weighted average number of shares outstanding for the year:

	2022	2021	2020
Number of options granted	–	431,396	686,420
Weighted average number of shares outstanding	478,556,936	470,923,207	464,759,838
Burn rate	–%	0.09%	0.15%

•	Canadian resident employees of Fortis and its subsidiaries may be granted stock options under the 2012 stock option plan. Our practice was only to grant stock options to executives

•	Non-employee directors were not entitled to participate in the plan

•	Stock options vest 25% each year beginning on the first anniversary of the grant date and expire after 10 years. Vesting accelerates upon a change of control, as defined in the plan

•	We do not backdate stock options or change or reduce the exercise price of stock options previously granted

•	We do not grant loans for participants to exercise their stock options

•	A stock option award does not represent a right for the holder to continue working for or providing services to Fortis

•	Stock options expire three years after the executive retires or dies. They cannot be assigned to another person, except by testate succession or the laws of descent if the holder dies. On termination without cause, vested stock options must be exercised within 90 days of termination

Amendment provisions

The 2012 stock option plan contains detailed provisions to clarify when shareholder approval is required in order to amend the plan. No amendment that requires shareholder approval under applicable law or the rules or policies of any stock exchange where our common shares are traded from time to time will take effect until we obtain the necessary approval. No amendments were made to our 2012 stock option plan in 2022.

In addition, we require shareholder approval by ordinary resolution for any amendment or modification which:

•	increases the maximum number of common shares that may be issued under the 2012 stock option plan, except for making an adjustment in accordance with the plan’s adjustment provisions

•	reduces the exercise price of a stock option granted under the 2012 stock option plan (including the cancellation and re-grant of a stock option, constituting a reduction of the exercise price of a stock option) or extends the period when a stock option may be exercised, except for making an adjustment in accordance with the plan’s adjustment provisions

•	extends eligibility to participate in the 2012 stock option plan to a non-employee director or another insider of Fortis

•	removes, increases or exceeds the limits on participation in the 2012 stock option plan for our insiders

•	permits stock options to be transferred or assigned other than for normal estate settlement purposes

•	amends the amendment provisions of the 2012 stock option plan, if the amendment is not an amendment: (i) to ensure continuing compliance with applicable law including, without limitation, the rules, regulations and policies of the TSX, or (ii) of a housekeeping, clerical or technical nature.

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Shareholder approval is not required for the following amendments to the 2012 stock option plan, subject to any regulatory approvals, including, where required, the approval of the TSX:

•	amendments of a housekeeping nature, including any amendment for the purpose of curing any ambiguity, error or omission in the 2012 stock option plan or to correct or supplement any provision inconsistent with any other provision thereof
•	amendments necessary to ensure continuing compliance with the provisions of applicable law including, without limitation, the rules, regulations, and policies of the TSX
•	amendments to the eligibility to participate in the 2012 stock option plan, other than an amendment which would have the potential of broadening or increasing participation by our insiders
•	increasing the exercise price of any stock option granted under the 2012 stock option plan
•	amendments to the vesting and exercise provisions of the 2012 stock option plan or any stock option granted under the 2012 stock option plan in a manner which does not extend the original expiry date for any applicable stock option, including to provide for accelerated vesting and early exercise of any stock options deemed necessary or advisable in the committee’s discretion
•	amendments to the termination provisions of the 2012 stock option plan or any option granted under the plan which, in the case of a stock option, does not extend the original expiry date of the stock option
•	adding a cashless exercise feature, payable in cash or common shares, which provides for a full deduction of the number of underlying common shares from the common shares reserved for issuance under the 2012 stock option plan
•	amendments to the provisions for transferability of stock options for normal estate settlement purposes
•	amendments relating to the administration of the 2012 stock option plan, including changing the process by which an option holder can exercise his or her stock options
•	adding a conditional exercise feature which would give option holders the ability to exercise in certain circumstances determined by the committee in its discretion, at any time up to a date determined by the committee in its discretion, all or a portion of those stock options granted to option holders which are then vested and exercisable in accordance with their terms, as well as any unvested stock options which the committee has determined will vest immediately and become exercisable where the amendments are necessary to suspend or terminate the 2012 stock option plan.

Retirement benefits

In 2022 we contributed to a self-directed individual RRSP for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray, matching the contributions up to the maximum RRSP contribution limit of $29,210 as allowed by the Income Tax Act (Canada). These contributions totalled $14,605 each for Ms. Perry, Mr. Reid, Mr. Smith and Mr. Lochray.

Additional amounts were accrued in the DC SERP in 2022: $191,771 for Ms. Perry, $142,125 for Mr. Reid, $204,098 for
Mr. Smith and $59,904 for Mr. Lochray. DC SERP amounts are equal to 13% of the annual base salary and annual cash incentive above the threshold required to meet the maximum RRSP contribution or pension limit for each of the four named executives.

In 2022 we contributed $17,845 to Mr. Hutchens’ 401(k) plan and $207,226 to his deferred compensation plan. As a U.S. resident, Mr. Hutchens is compensated in US dollars. All amounts contributed to the 401(k) and deferred compensation plans have been converted from US dollars to Canadian dollars for disclosure purposes using the 2022 average annual exchange rate for of US$1.00 = $1.3002.

104	FORTIS INC.

The tables below show the estimated annual pension for each named executive as at December 31, 2022.

Defined benefit pension plan table

		Annual benefits payable
	Number of years of credited service	At year-end 2022	At age 65 (1)	Accrued obligation at start of year	Compensatory	Non- compensatory		Accrued obligation at year-end (3)
David Hutchens	27.5	$437,741	$655,301	$11,713,105	–	$(2,674,524	)(2)	$9,038,581

(1)	This is a pension payable at age 65 based on service and earnings to December 31, 2022, however, Mr. Hutchens is not entitled to an immediate unreduced pension at that date.

(2)	Amount reflects a number of significant assumptions including:

•	the impact on the obligation of the change in the discount rate as at the measurement date of December 31, 2022. The discount rate as at
December 31, 2022 was 5.65%, compared to 3.10% as at December 31, 2021

•	the impact on the obligation of the change in mortality assumption as at the measurement date.

(3)	The accrued obligation at year-end is actuarially determined using the projected benefits method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, average remaining service life of employees and mortality rates. See the notes to our 2022 annual consolidated financial statements for more information.

Mr. Hutchens was a member of the executive team at UNS Energy and a member of the company’s defined benefit plan at the time UNS Energy was acquired by Fortis. As part of Mr. Hutchens’ employment agreement, which was signed when he was appointed an officer of Fortis on January 1, 2018, the existing pension arrangement was retained but the pension accrual formula was amended. The amendment placed a cap on the pension accrual formula which will reduce the company’s pension expense and related obligation in comparison to what would have otherwise accrued (see page 94 for more information). As Mr. Hutchens has reached the 25 years of credited service in the plan, his aggregate pension benefit is not changing and there is no current or expected future compensatory increase, assuming no future change in Mr. Hutchens’ defined benefit arrangements.

The existing pension arrangements at UNS Energy were retained for Mr. Hutchens following his appointment as President and Chief Executive Officer of Fortis.

Defined contribution plan table

	Accumulated value at start of year	Compensatory	Non-compensatory	Accumulated value at year-end
Jocelyn Perry	$912,867	$135,760	$56,011	$1,104,638
James Reid	$429,375	$123,800	$18,325	$571,500
Gary Smith	$1,133,476	$124,190	$79,908	$1,337,574
Stuart Lochray	$13,740	$58,150	$1,754	$73,644

2023 MANAGEMENT INFORMATION CIRCULAR	105

Termination and change of control

We have an employment agreement with each named executive that sets out the terms of their employment and provides for certain benefits in the event their employment is terminated other than for cause. The terms of the agreements are based on competitive practices and include non-competition, non-solicitation and confidentiality provisions to protect our interests.

Double trigger provisions

We amended our equity compensation plans effective January 1, 2022 so that grants of PSU and RSU awards in 2022 and later will be subject to double trigger change of control provisions, in alignment with predominant market practice in Canada and the U.S. (see page 66). This includes extending the change of control protection period from 12 months to 24 months.

The table below sets out the key severance and change-of-control provisions, including double trigger provisions, for the named executives.

	Voluntary resignation	Retirement (early or normal)	Termination with cause	Termination without cause	Change of control
Annual salary	Ceases on the termination date	Ceases on the retirement date	Ceases on the termination date	Ceases on the termination date	Ceases on the termination date
Annual incentive for the applicable year	Forfeited	Target annual incentive for the fiscal year is prorated to the date of retirement	Forfeited	Target annual incentive for the fiscal year is prorated to the date of termination	Target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which change of control occurs)
Cash severance	None	None	None

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid, Mr. Smith:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs

Mr. Lochray:

Annual base salary and target annual incentive for fiscal year that termination occurs, if within 24 months of the effective date of employment.

Thereafter, the sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

Mr. Hutchens:

Two times the sum of annual base salary and target annual incentive for the fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger) and a lump sum payment equivalent to the cost of medical and dental premiums for a period of 24 months following the date of termination

Ms. Perry, Mr. Reid, Mr. Smith:

One and a half times the sum of annual base salary and target annual incentive for the fiscal year in which termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger)

Mr. Lochray:

Annual base salary and target annual incentive for fiscal year that termination occurs (or if greater, the fiscal year immediately preceding the fiscal year in which the change of control occurs) (double trigger), if within 24 months of the effective date of employment.

Thereafter, the sum of the annual base salary and target annual incentive for the fiscal year in which termination occurs plus one twelfth such amount accrued for each year of service after the initial 24 months of employment to a maximum total of one and a half times the annual base salary and target annual incentive for the fiscal year in which termination occurs

106	FORTIS INC.

	Voluntary resignation	Retirement (1) (early or normal)	Termination with cause	Termination without cause	Change of control
Performance share units	All PSUs are cancelled	Continue per normal schedule	All PSUs are cancelled

PSUs that have a payment date prior to the expiry of the notice period are paid Other PSUs are cancelled

New for grants beginning in 2023

PSUs are prorated based on actual period of service between grant date and termination date and are paid per normal schedule

All PSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger)
Restricted share units	All RSUs are cancelled	All RSUs vest and are redeemed on date of retirement New for grants beginning in 2023 Continue per normal schedule	All RSUs are cancelled

RSUs that have a payment date prior to the notice period are paid

Other RSUs are cancelled

New for grants beginning in 2023

RSUs are prorated based on actual period of service between grant date and termination date and are paid per normal schedule

All RSUs are redeemed if an employee is terminated for good reason or without cause within 24 months of a change of control with the payment amount determined in accordance with the plan (double trigger)
Stock options	All unexercised options expire after 90 days from resignation date

All unvested options continue to vest per normal schedule for two years after retirement, and all remaining unvested options after the second year vest immediately

Options expire on the original expiry date or three years from the date of retirement, whichever is earlier

			All vested and unvested options expire immediately and are forfeited on the termination date	All unexercised options expire after 90 days from the termination date All unvested options expire immediately and are forfeited	All unvested options vest immediately and become exercisable
Retirement benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension	Entitled to accrued pension and retiree health benefits	Entitled to accrued pension and retiree health benefits
Perquisites	Cease immediately	Cease immediately	Cease immediately	Cease immediately	Cease immediately

(1)	The terms of our equity incentive plans provide that where an employee has been in service for less than 15 years, payment will be pro-rated to reflect the actual period of service between the date of grant and the date the participant ceased to be employed as a result of death, disability or retirement. The employment agreements for Mr. Reid and Mr. Lochray include a condition to recognize that for purposes of determining the vesting and payment of equity incentive plan awards granted to the executive, after 10 years of service the executive will be treated as having been in the service of Fortis or any of its affiliates for 15 years or more in the event of death, disability or retirement.

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The next table shows the estimated incremental amounts that would be paid to each named executive if their employment had been terminated on December 31, 2022.

Double trigger change of control means there is a change of control of Fortis and the executive’s employment is terminated for good reason (see page 109), or without cause, within 24 months following a change of control. As noted on pages 66 and 106, double trigger change of control applies to PSU awards and RSU awards granted in 2022 and later.

	Voluntary resignation	Retirement (early or normal) (1)	Termination with cause	Termination without cause (2)	Change of control (3)
David Hutchens (4)
Cash severance	–	–	–	$6,897,697	$6,897,697
Annual incentive	–	$1,872,288	–	$1,872,288	$1,872,288
Performance share units	–	–	–	–	$12,044,303
Restricted share units	–	$3,857,651	–	–	$3,857,651
Stock options	–	–	–	–	–
Jocelyn Perry
Cash severance	–	–	–	$1,863,000	$1,863,000
Annual incentive	–	$552,000	–	$552,000	$552,000
Performance share units	–	–	–	–	$2,848,651
Restricted share units	–	$2,492,587	–	–	$2,492,587
Stock options	–	–	–	–	$1,100,360
James Reid
Cash severance	–	–	–	$1,734,000	$1,734,000
Annual incentive	–	$476,000	–	$476,000	$476,000
Performance share units	–	–	–	–	$2,347,256
Restricted share units	–	$941,100	–	–	$941,100
Stock options	–	–	–	–	$1,056,140
Gary Smith
Cash severance	–	–	–	$1,782,000	$1,782,000
Annual incentive	–	$528,000	–	$528,000	$528,000
Performance share units	–	–	–	–	$2,279,298
Restricted share units	–	$930,325	–	–	$930,325
Stock options	–	–	–	–	$1,649,613
Stuart Lochray
Cash severance	–	–	–	$896,000	$896,000
Annual incentive	–	$336,000	–	$336,000	$336,000
Performance share units	–	–	–	–	$579,923
Restricted share units	–	$193,307	–	–	$193,307
Stock options	–	–	–	–	–

(1)	PSUs continue according to the normal schedule.
(2)	PSU and RSU payments depend on the notice period.
(3)	Amounts reflect impact for double trigger change of control for the cash severance and equity awards granted in 2022 as noted above, while single trigger change of control applies to outstanding incentive awards granted prior to 2022.
(4)	Amounts for Mr. Hutchens have been converted from US dollars to Canadian dollars for disclosure purposes, using the 2022 average exchange rate of US$1.00 = $1.3002.

For termination without cause, any PSU and RSU payouts would depend on the notice period and termination date and would be reviewed by the human resources committee. Effective beginning with 2023 grants, PSU and RSU grant payouts on termination without cause are prorated based on actual period of service between the grant date and termination date with payout in normal course.

Effective beginning with 2023 RSU grants, payout of RSUs continues in the normal course upon retirement similar to PSUs.

108	FORTIS INC.

Good reason means any of the following according to each named executive’s employment agreement:

•	a material reduction in the executive’s base salary other than a general reduction in base salary that affects all similarly situated executives in substantially the same proportions

•	a material reduction in the executive's target incentive opportunity

•	a breach by Fortis of a material provision of the employment agreement

•	failure on our part to obtain an agreement from a successor to Fortis to assume and agree to the terms of the agreement and to the same extent that Fortis would be required to perform if no succession had taken place, except where such assumption occurs by operation of law

•	a material adverse change in the executive's title, authority, duties or responsibilities (other than temporarily while the executive is physically or mentally incapacitated or as required by applicable law)

•	a material adverse change in the executive’s reporting structure, or

•	the discontinuation or amendment of an equity plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment of the executive.

Good reason under the equity plans means any of the following after a change of control:

•	a reduction in the executive’s base salary other than a general reduction that affects all similarly situated executives in substantially the same proportions

•	a reduction in the executive’s target annual incentive opportunity or long-term incentive opportunity, other than a general reduction that affects all similarly situated executives in substantially the same manner

•	failure on our part to comply with any material terms of the executive’s employment in effect immediately prior to a change of control, other than an inadvertent failure not occurring in bad faith and which is remedied by Fortis promptly after notifying the executive in writing

•	a material adverse change in the executive’s duties, responsibilities, authority, title, status or reporting structure in effect immediately prior to a change of control

•	the discontinuation or amendment of an equity incentive plan, annual incentive plan, employee benefit plan or other material fringe benefit or perquisite, if the discontinuation or amendment results in less favourable treatment, in the aggregate, taking into consideration any related amendment or replacement plan, benefit or perquisite as applicable

•	we require the executive to be based at an office or location that is more than 50 km from his or her office or location immediately prior to a change of control, or at any other office or location the executive previously agreed to in writing.

2023 MANAGEMENT INFORMATION CIRCULAR	109

4 Other information This section includes other important information about Fortis and our directors and officers. You can find more information about Fortis on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Where to find it 111 About non-US GAAP measures 112 Directors’ and officers’ liability insurance 112 Loans to directors and officers 112 For more information

110	FORTIS INC.

About non-US GAAP measures

We use non-US GAAP measures that do not have a standardized meaning as prescribed under generally accepted accounting principles in the United States (US GAAP) and are not considered US GAAP measures. Therefore, these adjusting items may not be comparable to similar adjustments presented by other companies.

This circular includes four non-US GAAP measures, described in the table below.

Non-US GAAP measures used in this circular	Most directly comparable US GAAP measure	How we calculate the measure	How is measure used
Adjusted net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders	Net earnings attributable to common equity shareholders plus or minus items that management excludes in its evaluation of the underlying operating performance of the business for the periods presented and to assist with the planning and forecasting of future operating results	Used by management and external stakeholders in evaluating our financial performance (see pages 2 and 77)
Adjusted EPS	EPS	Divide adjusted net earnings attributable to common equity shareholders by the weighted average number of common shares outstanding
Adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes (PSUs)	EPS	Net earnings attributable to common equity shareholders plus or minus items that are beyond the reasonable control of management in relation to board approved targets and to encourage investment in growth opportunities, divided by the weighted average number of common shares outstanding	Used in evaluating our financial performance for annual incentive and PSU purposes, in relation to board approved targets (see pages 59 and 78)
Capital expenditures	Additions to property, plant and equipment and additions to intangible assets, as shown on the consolidated statement of cash flows	Additions to property, plant and equipment and additions to intangible assets, as reported on the consolidated statement of cash flows, plus Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project	Used by management in the evaluation of our operating results and Fortis’ role as project manager during the construction of this project.

The table below provides a reconciliation of the non-US GAAP measures (amounts reflect adjustments due to rounding).

Non-US GAAP reconciliations

Year ended December 31, 2022

($ millions, except for common share data)
Adjusted net earnings attributable to common equity shareholders and adjusted EPS
Net earnings attributable to common equity shareholders	$1,330
Adjusting items:
Unrealized gain on mark-to-market of derivatives (1)	$(20)
Lake Erie Connector project suspension costs (2)	$10
Revaluation of deferred income tax assets (3)	$9
Adjusted net earnings attributable to common equity shareholders	$1,329
Weighted average number of common shares outstanding (# millions)	478.6
Adjusted basic EPS for annual incentive purposes (4)	$2.78

(1)	Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek.

(2)	Represents costs incurred upon the suspension of the Lake Erie Connector project, net of income tax recovery of $4 million.

(3)	Represents the revaluation of deferred income tax assets resulting from the reduction in the corporate income tax rate in the state of Iowa.

(4)	Consistent with adjusted EPS, as reported for 2022.

2019 PSU award

Cumulative Adjusted EPS (2019 – 2021)
Reported basic EPS	$9.00
Adjusting items:
Gain on sale of Waneta (1)	$(1.12)
Tax (2)	$0.06
FERC base ROE (3)	$(0.14)
Impact of 2019 equity issuance (4)	$0.12
Cumulative adjusted basic EPS for PSU purposes	$7.92

(1)	Represents the after-tax gain associated with the sale of the Waneta Expansion in 2019.

(2)	Represents the impact of base erosion and anti-abuse tax and prior period anti-hybrid tax expenses.

(3)	Represents the net impact associated with FERC regulatory decisions in 2019 and 2020.

(4)	Represents the impact of the 2019 equity issuance which was not contemplated in target setting for the 2019 PSU grant.

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Year ended December 31, 2022

($ millions)
Capital expenditures
Additions to property, plant and equipment	$3,587
Additions to intangible assets	$278
Adjusting item:
Wataynikaneyap Transmission Power Project (1)	$169
Capital expenditures (2)	$4,034

(1) Represents Fortis’ 39% share of capital spending for the Wataynikaneyap Transmission Power Project.

(2) Capital plan, as referenced throughout this document, is a non-US GAAP measure calculated in the same manner as capital expenditures above.

Directors’ and officers’ liability insurance

We have liability insurance to protect our directors and officers. Our current policy provides $250 million in coverage for any loss, subject to a deductible of $2 million for securities claims and $500,000 for other claims. In 2022 we paid a premium of $2,336,634. The policy is renewable on July 1, 2023.

Loans to directors and officers

The table below shows the total indebtedness of all current and former executive officers, directors and employees of Fortis and its subsidiaries outstanding as at March 17, 2023. None of our current directors or executives of Fortis have loans outstanding from Fortis or its subsidiaries as at March 17, 2023.

	To Fortis and its subsidiaries	To another entity
Share purchases	$9,205,009	–
Other	$309,341	–

Most of the indebtedness is for employees who have purchased Fortis shares under the ESPP. Other loans to employees are to assist with relocation, housing and the purchase of personal technology.

For more information

You can find more information about Fortis on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Financial information about Fortis is in our comparative financial statements and MD&A for the most recently completed financial year. Copies of our most recent consolidated financial statements, interim financial statements, MD&A and annual information form are available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). You can also request a free printed copy from our Executive Vice President, Sustainability and Chief Legal Officer:

Fortis Inc.

Fortis Place, Suite 1100

5 Springdale Street, PO Box 8837

St. John’s, NL A1B 3T2

Canada

112	FORTIS INC.

Appendix A
Fortis Inc. Statement of corporate governance practices

Form 58-101F1

Disclosure of corporate governance practices

All page references in this Appendix A are to the management information circular dated March 17, 2023.

DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Yes	11 of the 12 directors proposed for nomination on pages 17 through 28 of this circular are independent and meet the definition in National Instrument 52-110 – Audit Committees and the independence requirements set out in the New York Stock Exchange Listed Company Manual. The board considers Ms. Ball, Ms. Clark, Ms. Crutchfield, Ms. Dilley, Ms. Dobson, Ms. Durocher, Mr. Blouin, Mr. Borgard, Ms. Manes, Mr. Marchand and Mr. Zurel to be independent.

(b) Disclose the identity of directors who are not independent and describe the basis for that determination.	Yes

(c) Disclose whether or not a majority of directors are independent.	Yes	Mr. Hutchens is not considered independent because he is President and CEO of Fortis.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Yes	All of the directorships of the nominated directors with other reporting issuers during the last five years are set out in the director profiles on pages 17 through 28 of this circular.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.	Yes	The board and each committee meet without management present at every meeting and the board meets without its non-independent directors at every meeting.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.	Yes	Jo Mark Zurel is the non-executive Chair of the board and is an independent director. Mr. Zurel is responsible for the management and effective functioning of the board by providing leadership in every aspect of its work.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer′s most recently completed financial year.	Yes	The attendance record of each director for board and committee meetings during 2022 is disclosed in the tables on pages 17 through 28 and summarized on page 29 of this circular.
2. Board Mandate Disclose the text of the board’s written mandate.	Yes	The text of the board mandate is disclosed in Appendix B of this circular.

3.   Position Descriptions

(a)  Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(b)  Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

Yes Yes

The board has developed a written position description for the Chair of the board which is available on our website (www.fortisinc.com). There are no specific position descriptions for the chair of each committee; however, the written mandates for each committee include the responsibilities of each committee and the chair. Each chair is responsible for the committee fulfilling its mandate. Details about our position descriptions are disclosed on page 36 of this circular.

The board has developed a written position description for the CEO which is described on page 36 of this circular.

4.   Orientation and Continuing Education

(a)  Briefly describe what measures the board takes to orient new directors regarding:

(i)     the role of the board, its committees and its directors, and

(ii)   the nature and operation of the issuer′s business.

Yes

New directors attend comprehensive orientation sessions with senior management to review our operations, strategy, financial and risk profile, governance model, culture and key issues. Details about our orientation program are disclosed on page 52 of this circular.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(b)  Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Yes

Directors receive continuing education in a number of ways, including subsidiary site visits, an annual strategy session, presentations from senior management, employees and outside experts on topics of interest and developing issues, and the ongoing distribution of relevant information. Details about our director education program in 2022 are disclosed on page 52 of this circular.

5. Ethical Business Conduct
(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	Yes	The board has adopted a written code of conduct for Fortis. The board has also adopted a respectful workplace policy.

(i) disclose how a person or company may obtain a copy of the code;	Yes	The code is available on our website (www.fortisinc.com) and on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

(ii) describe how the board monitors compliance with its code or, if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	Yes	The board, through the governance and sustainability committee, receives reports on compliance with the code.

(iii)  provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

Yes

The board has not granted a waiver of the code for a director or executive officer during the past 12 months or in 2022. Accordingly, we have not been required to file a material change report on this basis.

(b)  Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Yes

The board does not nominate for election any candidate who has an interest in any business conducted with Fortis, or its subsidiaries, and requires directors to disclose any potential conflict of interest which may develop. Directors do not undertake any consulting activities for, or receive any remuneration from Fortis other than compensation for serving as a director.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	Yes	The board encourages a culture of ethical conduct by appointing officers of high integrity and monitoring their performance so as to set an example for all employees.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	Yes	The governance and sustainability committee is responsible for identifying new candidates for the board. The process is described on pages 53 and 54 of this circular.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors.	Yes	The governance and sustainability committee is composed entirely of independent directors as disclosed on page 33 of this circular.

(c) Describe the responsibilities, powers and operation of the nominating committee.	Yes	The responsibilities, powers and operations of the governance and sustainability committee are described on page 33 of this circular.

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	Yes

The governance and sustainability committee reviews director compensation periodically to make sure it is appropriate for the workload, responsibilities and expectations of directors, and aligns with shareholder interests. It then recommends any adjustments for adoption by the board.

The human resources committee makes recommendations to the board about compensation of officers as described in the Compensation discussion and analysis beginning on page 63 of this circular. We hold an annual advisory vote on our approach to executive compensation and the results are reviewed by the human resources committee.

(b)  Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

Yes

The human resources committee acts as a compensation committee in respect of executive compensation and is composed entirely of independent directors. The human resources committee makes recommendations to the board following its review of compensation.

(c) Describe the responsibilities, powers and operation of the compensation committee.	Yes

The human resources committee assists the board in developing sound human resources policies and practices, our executive compensation strategy and program and our leadership succession plan.

The committee is responsible for recommending to the board the appointment of executive officers, ongoing evaluation of the CEO, human resources planning, including the development and succession of senior management (see page 37 of this circular), and the compensation and benefits program for senior management.

The committee is also responsible for developing, implementing and monitoring sound human resources policies. It oversees and administers certain of our policies and our four employee compensation plans as described on page 70 of this circular.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
8. Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	n/a	The three standing committees of the board are: audit committee, governance and sustainability committee and human resources committee.
9. Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

Yes

The board carries out an annual assessment of the board, committees and directors. The governance and sustainability committee leads the process, as required in its mandate, and works with the Chair of the board on the assessment process. A description of this process can be found on page 52 of this circular.

10. Term Limits and Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

Yes

The board has adopted term limits for directors. Directors are elected for a term of one year and are generally eligible for re-election until the annual meeting of shareholders following the date they turn 72 or have served on the board for 12 years, whichever is earlier. A discussion of board tenure can be found on page 54 of this circular.

11. Representation of Women on Board

(a)  Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so.

Yes

Fortis has adopted a written diversity policy with targets. The policy commits to having a board where at least 40% of the board’s independent directors are women and also seeks to have at least two directors who are a visible minority and/or Indigenous by our 2023 annual shareholder meeting, which Fortis achieved in 2022.

(b)  If the issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i)   short summary of its objectives and key provisions

(ii)   the measures taken to ensure that the policy has been effectively implemented

Yes

The diversity policy describes the principles underlying our approach to diversity and our objectives in respect of diversity among our leadership team at the board and executive level.

The governance and sustainability committee is responsible for reviewing and monitoring performance under the diversity policy and ensuring the objectives of the diversity policy are applied in identifying director nominees. The human resources committee is responsible for ensuring that the objectives of the diversity policy are applied in identifying and evaluating candidates for executive leadership positions.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy; and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

Fortis believes that the current nominees reflect a diverse group of talented individuals, which include seven females who collectively represent 58% of the nominees for election as directors. Two of the nominees identify as visible minorities and both currently serve as Fortis directors.

12. Consideration of the Representation of Women in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.

Yes

The governance and sustainability committee considers all aspects of diversity, including gender, culture and ethnicity, age, sexual orientation, ability and disability, geographic background and other personal characteristics when assessing issues related to board composition and renewal.

The board selects the best candidate based on qualifications and the overall mix of skills and attributes, with a commitment to gender diversity.

13. Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.	Yes

Diversity, inclusive of gender, is a key factor in our corporate-wide talent management strategy, which seeks to identify, mentor and develop current executives and employees for more senior positions in the Fortis organization. As part of its mandate to monitor the talent management strategy, the human resources committee is responsible for ensuring that the organization respects the objectives of the diversity policy when implementing the talent management strategy and when identifying and evaluating external candidates for executive leadership positions.

A discussion on leadership diversity can be found on pages 38 and 39 of this circular.

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DISCLOSURE REQUIREMENT	COMPLIANCE	GOVERNANCE PROCEDURES FOR FORTIS
14. Issuer’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

(a)  For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.

(b) Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so.	Yes	Fortis has adopted a written diversity policy with targets and updated its policy in 2021. The policy commits to having a board where women represent at least 40% of the independent directors.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.	Yes

Our diversity policy does not establish fixed targets for gender representation for executive officer positions, however, the board considers diversity to ensure that a representative list of females is included in the group of prospective candidates. A discussion of leadership diversity can be found on pages 38 and 39 of this circular.

(d) If the issuer has adopted a target referred to in either (b) or (c), disclose: (i) the target; and (ii) the annual and cumulative progress in achieving the target.	Yes

Fortis believes that a board made up of highly qualified individuals from diverse backgrounds who reflect the characteristics of the communities where we operate promote better corporate governance and performance and effective decision-making. Our diversity policy commits to having a board where at least 40% of the board’s independent directors are women.

15. Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.	Yes	Of the current 12 director nominees, seven (or 58%) are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.	Yes	Five members (or 42%) of the Fortis executive leadership team are female. The executive leadership team of Fortis, including its major subsidiaries, consists of 12 women (41%).

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Appendix B

Fortis Inc. Board of directors mandate

1.0	Purpose and authority

1.1	The Board of the Corporation is responsible for the stewardship of the Corporation. This Mandate reflects the Board’s statutory responsibility to supervise the management of the business and affairs of the Corporation.

2.0	Definitions

2.1	In this Mandate:

(a)	“Audit Committee” means the audit committee of the Board;

(b)	“Board” means the board of directors of the Corporation;

(c)	“CEO” means the President and Chief Executive Officer of the Corporation;

(d)	“Chair” means the Chair of the Board;

(e)	“Code” means the Code of Conduct of the Corporation, as amended from time to time;

(f)	“Corporation” means Fortis Inc.;

(g)	“Director” means a member of the Board;

(h)	“Governance and Sustainability Committee” means the governance and sustainability committee of the Board;

(i)	“Human Resources Committee” means the human resources committee of the Board;

(j)	“Mandate” means this mandate of the Board; and

(k)	“Shareholders” means the shareholders of the Corporation.

3.0	Composition of the board

3.1	The Board shall consist of such number of Directors as are elected by Shareholders at the most recent meeting of Shareholders. The Board may determine from time to time, within the range set out in the Corporation’s articles, the number of Directors to be nominated for election by Shareholders at any meeting of Shareholders.

3.2	A majority of the Directors shall be “independent” within the meaning of all applicable laws and stock exchange requirements.

3.3	The Board shall appoint a Director to be Chair, who shall be independent within the meaning of all applicable laws and stock exchange requirements. The Director serving as Chair shall continue as Chair until a successor is appointed, unless such individual resigns, is removed by the Board or otherwise ceases to be a Director. The Board shall make reasonable efforts to rotate the Chair periodically.

4.0	Board meetings

4.1	Meetings of the Board shall be called and held in a manner consistent with the Corporation’s by-laws; provided, however, that the Board shall meet at least quarterly.

4.2	The Chair shall act as chair of all meetings of the Board at which the Chair attends. Board meetings not attended by the Chair shall be chaired by the chair of the Governance and Sustainability Committee or, in that person’s absence, the Directors attending the meeting shall appoint one of their number to act as chair of the meeting.

4.3	Unless otherwise determined by the Chair, the Corporate Secretary of the Corporation shall act as secretary of all meetings of the Board.

4.4	The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

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4.5	At each meeting of the Board, the non-management Directors shall meet in camera without any member of management being present (including any Director who is also a member of management).

4.6	If there are any non-management, non-independent Directors, the independent Directors shall meet in camera at the conclusion of each meeting of the Board with only independent Directors present.

4.7	Minutes of all meetings of the Board and committees of the Board shall be prepared and maintained within the minute books of the Corporation.

5.0	Duties and responsibilities of the board

A.	Strategic Planning and Risk Management

5.1	The Board has the responsibility to:

(a)	adopt a strategic planning process and review and approve, on an annual basis, a strategic plan for the Corporation which considers, among other things, the opportunities and risks of the business with a view to the sustainability of the Corporation;

(b)	monitor the implementation and effectiveness of the approved strategic and business plans; and

(c)	assist the CEO in identifying the principal business risks of the Corporation and implementing appropriate systems to manage and mitigate such risks, including the Corporation’s enterprise risk management program and framework.

B.	Reputation and Culture

5.2	The Board has the responsibility to:

(a)	promote a culture of integrity, ethical leadership, diversity and inclusion, health and safety, and sustainability within the Corporation and among its leadership; and

(b)	oversee management’s programs and policies to preserve and enhance the Corporation’s culture and reputation.

C.	Management and Human Resources

5.3	The Board has the responsibility to:

(a)	oversee the Corporation’s human resources strategy and plans, including its diversity, equity and inclusion policies and practices;

(b)	select, appoint and continuously evaluate, the CEO, and determine the terms of the CEO’s employment and compensation;

(c)	oversee the CEO succession plan, including identifying and evaluating potential successors to the CEO;

(d)	in consultation with the CEO, appoint all officers of the Corporation and determine the terms of employment, training, development and succession of senior management (including the processes for appointing, developing and evaluating senior management);

(e)	oversee and approve the Corporation’s overall compensation philosophy and programs, including short- and long-term compensation, incentive, pension and/or retirement policies and plans, to promote alignment with the Corporation’s long-term strategy and interests of Shareholders and other key stakeholders; and

(f)	satisfy itself, to the extent feasible, as to the integrity of the CEO and other senior management, and to establish a culture of integrity, diversity, inclusion and respect throughout the Corporation.

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D.	Capital, Finances, Controls and Internal Systems

5.4	The Board has the responsibility to:

(a)	oversee and approve the overall capital and financial structure of the Corporation;

(b)	oversee the external and internal audit functions of the Corporation and the integrity of the Corporation’s financial statements and financial reporting processes;

(c)	review and approve all material transactions, including acquisitions, divestitures, dividends, capital allocations, expenditures and other transactions which exceed threshold amounts set by the Board; and

(d)	oversee and evaluate the Corporation’s internal controls relating to financial and management information systems and disclosure controls and processes.

5.5	The Board shall review the recommendation of the Audit Committee with respect to the annual consolidated financial statements and Management Discussion and Analysis of the Corporation to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements.

E.	Communications and Stakeholder Relationships

5.6	The Board has the responsibility to:

(a)	adopt communication policies and practices that seek to ensure that effective communications, including timely communication and disclosure required under applicable laws and stock exchange requirements, are established and maintained with employees, Shareholders, the financial community, the media, communities served by the Corporation and other key stakeholders;

(b)	oversee the strategies and processes related to Board-Shareholder engagement, and establish procedures to receive feedback from stakeholders of the Corporation and deliver communications to the independent Directors as a group; and

(c)	review and approve the Corporation’s Management Information Circular, Annual Information Form, Form 40-F, as well as prospectuses and other offering and disclosure documents as required under all applicable laws and stock exchange requirements, and annually report to Shareholders on its activities during the preceding year.

5.7	The Board shall receive regular reports from the CEO or other members of senior management concerning the Corporation’s investor relations activities and investor feedback and the utility regulatory proceedings that are occurring at the Corporation’s subsidiaries.

F.	Sustainability

5.8	The Board has responsibility to:

(a)  oversee and, where appropriate, approve the Corporation’s strategies, policies and practices relating to sustainability objectives, including environmental and social matters; and

(b)  review management’s implementation of appropriate sustainability policies and practices, taking into consideration applicable laws, industry best practices, the Corporation’s strategy and other corporate policies and practices, and the interests of Shareholders and other stakeholders.

G.	Governance

5.9	The Board has the responsibility to:

(a)	develop and oversee the Corporation’s approach to corporate governance issues, principles, practices and disclosure, including managing its own processes to ensure the effectiveness of the Board, its committees and individual Directors;

(b)	establish appropriate procedures to evaluate Director independence standards, manage actual or potential conflicts of interest and ensure the Board functions independently of management;

(c)	develop and monitor policies governing the operation of subsidiaries through the exercise of the Corporation’s shareholder positions in such subsidiaries;

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(d)	develop and monitor compliance with the Code including the consideration of any waiver proposed to be granted to a Director or member of senior management of the Corporation from complying with the Code and approving or rejecting such waiver as it deems appropriate;

(e)	set expectations and responsibilities of Directors, including attendance at, preparation for, and participation in meetings, as set out at Section 6.0 hereof; and

(f)	oversee the succession planning, orientation and continuing education of members of the Board and its committees and evaluate and review the performance of the Board, its committees and its members to ensure that the Board and its committees are composed of competent members with an appropriate mix of skills and experiences to carry out their respective duties and responsibilities.

5.10	The Board shall establish, maintain and may, subject to applicable laws, delegate oversight over specific matters to the following standing committees (and such other special or ad hoc committees the Board may establish from time to time), each having a mandate that appropriately reflects all applicable laws and stock exchange requirements:

(a)	Audit Committee;

(b)	Governance and Sustainability Committee; and

(c)	Human Resources Committee,

provided, however, that no committee of the Board shall have the authority to make decisions which bind the Corporation, except to the extent that such authority has been specifically delegated to such committee by the Board.

5.11	The Board shall establish and maintain, in consultation with the Governance and Sustainability Committee, formal position descriptions for:

(a)	the Chair; and

(b)	the CEO.

5.12	The Board shall review any Shareholder proposal or meeting requisition received by the Corporation, including relating to the nomination of directors, and the Corporation’s response thereto.

H.	Cybersecurity, Information Technology (IT) and Operational Technology (OT)

5.13	The Board has responsibility to:

(a)  oversee and, where appropriate, approve the Corporation’s strategies and policies relating to the use and protection of its IT and OT infrastructure, including in respect of cybersecurity; and

(b)  review the Corporation’s IT and OT risk exposures, including cybersecurity risks, and the measures taken to monitor or mitigate such exposures.

6.0	Duties and responsibilities of directors

6.1	In exercising the powers and discharging the responsibilities of a Director, each Director has a statutory obligation to:

(a)	act in good faith with a view to the best interests of the Corporation (the fiduciary duty); and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (the duty of care).

6.2	Each Director must also comply with all applicable policies of the Corporation, including the Code, which is designed to promote honest, ethical and lawful conduct by all employees, officers and Directors of the Corporation.

6.3	Each Director shall devote the necessary time and attention effectively participate in the work of the Board to enable the Board to discharge its duties and responsibilities as set out under this Mandate and the Board Governance Guidelines.

6.4	Each Director shall participate in any orientation and continuing education programs developed by the Corporation for the Directors.

6.5	In connection with each meeting of the Board and each meeting of a committee of the Board of which the Director is a member, each Director shall:

(a)	promptly respond to management requests in respect of availability for proposed meetings;

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(b)	thoroughly review the material provided by management in connection with the meeting; and

(c)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone, video-conference or other remote electronic facilities).

6.6	Each Director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual Directors.

6.7	Each Director shall perform such other functions as may be delegated to that Director by the Board or any committee of the Board from time to time.

7.0	Remuneration of directors

7.1	Directors shall receive such remuneration for their service as the Board may determine from time to time, having considered the recommendation of the Governance and Sustainability Committee.

7.2	No non-executive Director may earn fees from the Corporation or any of its subsidiaries other than director and committee fees (which fees may include a combination of cash, benefits, deferred share units and common shares or other equity securities of the Corporation). For greater certainty, no non-executive Director shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation or any of its subsidiaries.

8.0	Other

8.1	This Mandate shall be posted on the Corporation’s corporate website at www.fortisinc.com.

8.2	The Board shall periodically review its own effectiveness and performance in accordance with the process established by the Governance and Sustainability Committee.

8.3	The Board and each of its standing committees shall, in its discretion and in the circumstances that it considers appropriate, have authority to retain outside advisors or persons having special expertise at the expense of the Corporation.

8.4	The Board shall review and assess the adequacy of this Mandate periodically and shall make such changes to this Mandate as it considers necessary or appropriate having regard to the recommendation of the Governance and Sustainability Committee.

(Effective January 1, 2023)

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Questions? Need Help Voting? Please contact our Proxy Solicitation Agent, Kingsdale Advisors

2023 MANAGEMENT INFORMATION CIRCULAR	125

USER GUIDE - VIRTUAL MEETING PLEASE READ CAREFULLY To start This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. You may also provide voting instructions before the meeting by completing the Form of Proxy or voting information form that has been provided to you. Important Notice for Non-Registered Holders Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may attend as guests but will not be able to vote or ask questions during the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy, otherwise you will be required to login as a guest. Registered Shareholders and Appointed Proxy Select "I have a login". Guests Select "I am a guest" and fill in the form. I have a login I am a guest 0 Support v .. To participate online Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Using your smartphone, tablet or computer, go to the following address: Meeting Access I https://web.lumiagm.com/ 460861679 Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization. You will need the following information to login: Meeting ID Password 1 460-861-679 fortis2023 Registered Shareholders The control number listed on your form of proxy. Appointed Proxy The control number or username provided by the transfer agent. Registered Shareholders Enter the control number listed on your form of proxy and the password above. Appointed Proxy Enter the control number or username provided by the transfer agent and the password above. Username Password LOGIN Support V

 PARTICIPATING IN THE MEETING To listen to the Meeting, select the broadcast tab which appears on the right side of the screen on a computer or at the bottom on a mobile device Press play to participate in the Meeting. You must have audio enabled on your device and the stream unmuted. VOTING Once voting has opened, the voting tab will appear on the navigation bar at the top of your screen The resolutions and voting choices will then be displayed. After you vote, a message confirming ·vote received· will appear. Your vote can be changed by simply clicking the other option. If you wish to cancel your vote, please press MCance1·. QUESTIONS Questions can be submitted at any time during the Meeting until the Chair closes the session. To submit a question. select the messaging tab at the top of your screen. Type your message within the Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. r 16 25-1 ,,11 9 1:t • web IUffilolgm com = 482-568-917 . . Im VOTING I DOCUMENTS II! Poll Open Resolution 1 Against Resolution 2 Fo, 0 0 0 You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started. Questions To ask a question, select the messaging tab. Type your question within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. ~ r 1625-1 .,11 -;- [ f, ~ • wcblumi.1gmcom I = 482-568-917 ft HOME '!I MESSAGING Ill > ~ Messaging Ask a question 8 M. Smith What is the dividend rate? 000 - )c:_ LUMI

Fortis Place

Suite 1100, 5 Springdale Street

PO Box 8837

St. John’s, NL

A1B 3T2

Canada

T: 709.737.2800

F: 709.737.5307

www.fortisinc.com